ON THE COVER

Cover photo features students from Universidad Nacional de Trujillo at the La Arena mine in Peru. The Company endeavors to support future miners and earth scientists who will provide the metals we need in an environmentally sound and socially friendly way. La Arena outperformed expectations in 2017, producing 196,000 ounces of gold during the year.

DELIVERING ON COMMITMENTS

Tahoe updated guidance for its gold operations in September 2017 due in large part to the positive mine plan reconciliation experienced at the La Arena mine in Peru. The Company’s gold operations achieved or exceeded 2017 revised guidance in all categories, including gold production, total cash costs and all-in sustaining costs, capital expenditures, exploration expenditures and corporate general and administrative expenses. The Company’s 2017 gold guidance and related performance is summarized in the table below.

$ millions unless otherwise indicated	Initial 2017 Guidance	Revised 2017 Guidance	2017 Year-end Actual
Gold production (koz)	375 – 425	400 – 450	445.9
Total cash cost per gold oz produced ($/oz)(1)	$ 700 – 750	$ 650 - 700	$ 641
AISC per gold oz produced ($/oz)(1)	$ 1,150 – 1,250	$ 1, 050 – 1,150	$ 973
Sustaining capital (incl. capitalized drilling)	$ 125 – 137	$ 100 – 135	$ 124
Project capital	$ 150 – 175	$ 100 – 115	$ 99
Exploration expense	$ 35 – 43	$ 14 – 20	$ 19
Corporate G&A	$ 45 – 55	$ 45 – 55	$ 46

1.

Total cash cost on a gold ounce produced basis and all-in sustaining costs on a gold ounce produced basis are considered to be non-GAAP financial measures. See “Cautionary Note on non-GAAP Financial Measures” in the Company’s MD&A.

•	RECORD GOLD PRODUCTION of 445.9 thousand ounces in 2017, achieving the high end of annual gold production guidance range of 400 to 450 thousand ounces.

•	ADVANCED NEAR-TERM EXPANSION PROJECTS IN CANADA AND PERU which remain on track for completion in 2018 toward a goal of producing 500 thousand ounces of gold in 2019.

•

PROVEN AND PROBABLE MINERAL RESERVES INCREASED at the Timmins West mine from 233 to 738 thousand ounces of gold, as addressed in the updated NI 43-101 technical report for the Timmins West mine released on September 21, 2017.

2017 RECOGNITION

•	Executive Vice President Corporate Affairs & General Counsel Edie Hofmeister selected as a finalist for the CANADIAN GENERAL COUNSEL AWARDS in Environmental, Social and Governance category.

•	Director Tanya Jakusconek awarded “The TopGun Analyst” award for 2017 by Brendan Wood International.

•

Tahoe Canada swept victory at the “Timmins District Mine Rescue” competition for the second year in a row, winning the overall competition as well as awards for the best first aid team and highest written exam (MCQ) scores. After the Timmins district win, Tahoe Canada advanced to the all-Ontario Mine Rescue Provincial competition on June 7th, winning Overall Runner-up.

Tahoe Resources Inc.

SUSTAINABILITY

As a responsible producer of precious metals dedicated to creating value for our Shareholders, employees and communities, Tahoe embraces sustainability in all facets of its business. We meet the highest standards of environmental stewardship and work to protect the health, safety and wellbeing of our employees and communities everywhere we operate. The Board’s Health, Safety, Environment and Community (HSEC) Committee oversees all facets of our corporate sustainability and safety performance.

Tahoe is committed to meeting international standards on good governance and human rights, social, and environmental affairs across our operations. Over the past few years, Tahoe has aligned with a number of international standards, including the United Nations Guiding Principles on Business and Human Rights (UNGPs), the Voluntary Principles on Security and Human Rights (Voluntary Principles), the International Finance Corporation Performance Standards on Environmental and Social Sustainability, and the Equator Principles. Tahoe’s Code of Business Conduct and the Human Rights, Corporate Social Responsibility (CSR), Environment, and Diversity policies serve as the foundational building blocks for compliance with those international protocols from inception to closure of our Tahoe assets.

Since 2013, Tahoe’s Sustainability Committee (formerly known as “CSR Steering Committee”) has addressed economic, environmental, and social matters. The Committee’s corporate leadership team is comprised of Tahoe’s Executive Chair, CEO, executive management, and operational and CSR leaders at all sites. The group works to align corporate and operational environmental, social and governance (ESG) strategies and initiatives by providing strategic oversight of the alignment, including through development and implementation of accountability mechanisms for meeting all commitments to international standards.

The Sustainability Committee reports to the Board’s HSEC Committee quarterly with respect to health, safety, human rights, environmental and community relations performance, including due diligence and risk management measures. Reports include quarterly summaries from site-level grievance mechanisms, safety statistics, and updates on economic development programming within local communities. In 2017, the Sustainability Committee formally reported to the HSEC Committee three times.

Tahoe also strengthened its social and environmental management team with the addition of an Environmental Affairs Director (in 2016) and a Director of Sustainability (in 2017), both located in Tahoe’s corporate office in Reno, Nevada. These individuals serve on the Sustainability Committee and provide support to Tahoe’s operations teams in the identification and management of environmental, social, and sustainability-related issues.

In July 2017, Tahoe released its second annual sustainability report which demonstrates the Company’s commitment to provide comprehensive information about any economic, environmental and societal impacts in a transparent manner according to the latest Global Reporting Initiative Standards.

For more information on our ESG and sustainability efforts, please visit our website at http://www.tahoeresources.com/social-responsibility/.

2018 Notice of Meeting and Management Information Circular

SHAREHOLDER ENGAGEMENT

SHAREHOLDER ENGAGEMENT

How do we connect with shareholders? Here's how...

Investor Conferences
CSR Newsletters
Nosotros CSR Blog
Gold Report
1-on-1 Meetings
TAHOE RESOURCES™
SHAREHOLDER ENGAGEMENT
In-Person & Telephone
LinkedIn
Earnings Calls
Tahoe Website
Corporate Presentations
News Releases
Facebook
SHAREHOLDER TYPE
INSTITUTIONAL
INDIVIDUAL

TAHOE
New Leader in Precious Metals

Tahoe Website

Tahoe provides up-to-date Company information at its corporate website including M&A details, financials and news releases, among others. The website is available in English and Spanish located at www.tahoeresources.com/.

TAHOE

CSR Newsletter

Tahoe produces quarterly newsletters to highlight its responsible business operations and social investments in the communities where it operates. The newsletter is available in print and at Tahoe's website at www.tahoeresources.com/social-responsibility/communications/.

Nosotros

CSR Blog

Tahoe shares bi-monthly articles about the positive impacts in its Peruvian and Guatemalan communities at its Nosotros blog. The blog is available at www.tahoecsr.com/.

TAHOE

Facebook

Tahoe provides regular business and CSR updates at its Facebook page. The page is available at www.facebook.com/Tahoe-Resources-Inc-1546055388947778/.

Corporate Presentation
TAHOE
New Leader in Precious Metals

Corporate Presentation

Tahoe provides the latest operations statistics and business information in its corporate presentation. The presentation is available at Tahoe's website at www.tahoeresources.com/investor-relations/.

LinkedIn

Tahoe shares upcoming events and business-related and CSR news at its LinkedIn page. The page is available at www.linkedin.com/company/1828777?trk=hp-feed-company-name.

1-on-1 Meetings

Tahoe engages with Shareholders and analysts by regular meetings and conferences to discuss performance, provide production guidance, answer questions and address concerns.

THE GOLD REPORT
TAHOE RESOURCES INC.
TAHOE

Gold Report

Streetwise Reports' Gold Report provides investors with analyst insights on precious, base and critical metals companies. Analyst coverage of Tahoe is available at the Gold Report website at www.streetwisereports.com/pub/co/taho-nyse.

Tahoe Resources Inc.

2018 Notice of Meeting and Management Information Circular

Tahoe Resources Inc.

2018 Notice of Meeting and Management Information Circular

Tahoe Resources Inc.

NOTICE OF THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MEETING INFORMATION
Date	Location
May 3, 2018	The Offices of McMillan LLP
Royal Centre
Time	1055 West Georgia Street, Suite 1500
9:00 a.m. (Pacific Daylight Time)	Vancouver, British Columbia V6E 4N7

BUSINESS OF THE 2018 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

At the 2018 Annual General Meeting (the “Meeting”) of Shareholders of Tahoe Resources Inc. (“Tahoe” or the “Company”), Shareholders will be asked to:

1.	Receive the report of the Directors of Tahoe and Tahoe’s 2017 audited annual consolidated financial statements together with the report of the auditors on those financial statements;

2.	Elect Directors for the ensuing year;

3.	Appoint the external auditors for the ensuing year;

4.	Consider the annual advisory vote on Say on Pay;

5.

Consider and, if deemed appropriate, pass an ordinary resolution approving an amended and restated Share Option and Incentive Share Plan for the Company, which includes, among other things, an increase to the maximum number of shares issuable thereunder, as more particularly described in the Information Circular;

6.	Consider and, if deemed appropriate, pass an ordinary resolution approving a Performance Share Award Plan for the Company, as more particularly described in the Information Circular;

7.

Consider and, if deemed appropriate, pass an ordinary resolution to amend the Company’s Articles to increase the quorum at a meeting of Shareholders to two persons present or represented by proxy representing not less than 25% of the issued shares of the Company, as more particularly described in the Information Circular;

8.

Consider and, if deemed appropriate, pass an ordinary resolution to delete provisions of the Company’s Articles relating to “Alternate Directors” and amending notice provisions to reference “notice and access,” as more particularly described in the Information Circular;

9.	Consider any permitted amendment to or variation of any matter identified in this Notice of Meeting; and

10.	Transact such other business as may properly come before the Meeting or any adjournment thereof.

2018 Notice of Meeting and Management Information Circular	i

NOTICE AND ACCESS

We are delivering your meeting materials by providing you with a notice and posting the materials on our website at www.tahoeresources.com. This Notice of Meeting has been prepared and mailed to you under the notice and access rules pursuant to applicable Canadian securities laws. The materials will be available on the website starting on March 26, 2018 and will remain available on our website for one full year. The meeting materials can also be accessed with our public filings on the System for Electronic Document Analysis and Retrieval, also known as “SEDAR” at www.sedar.com and on Electronic Data Gathering, Analysis, and Retrieval system, also known as “EDGAR” at www.sec.gov.

Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) Toll Free at 1-866-962-0498 within North America and outside North America at 1-514-982-8716. A Shareholder may also contact Computershare Toll Free at 1-866-964-0492 to obtain additional information about the notice and access.

The deadline for submitting proxies is May 1, 2018. A request for a physical copy of the Information Circular should be sent sufficiently in advance so that it is received by Tahoe or Computershare by April 20, 2018, in order to allow sufficient time for the Shareholder to receive the physical copy of the Information Circular and return the proxy by its due date.

HOW TO VOTE

Please act as soon as possible to vote your shares, even if you plan to attend the annual meeting in person.

Your broker will NOT be able to vote your shares with respect to the election of Directors and most of the other matters presented at the meeting unless you have given your broker specific instructions to do so. We strongly encourage you to vote.

Regardless of whether or not you plan to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

See "Voting Information" on page 4 for more information.

DISCLOSURE REFERENCE
Please review the Information Circular before completing your proxy or voting instructions, as the Information Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section(s) in the Information Circular:

1. the election of the Company’s Directors	“Business of the Meeting – Election of Directors” and “Director Nominees”

2. the appointment of the Company’s auditor	“Business of the Meeting – Appointment of Auditor”

3. advisory vote on Say on Pay	“Business of the Meeting – Advisory Vote on Executive Compensation”

4. approving an amended and restated Share Option and Incentive Share Plan	“Business of the Meeting – Approving the Amended and Restated Share Option and Incentive Share Plan”

5. approving a Performance Share Award Plan for the Company	“Business of the Meeting – Approving the Performance Share Award Plan”

6. amending the Company’s Articles to increase the quorum requirement for meetings of Shareholders	“Business of the Meeting – Approving Amendments to the Company’s Articles to Increase the Quorum Requirements for Shareholder Meetings”

7. other amendments to the Company’s Articles	“Business of the Meeting – Approving Other Amendments to the Company’s Articles”

By Order of the Board

/s/ C. Kevin McArthur, Executive Chair
March 9, 2018

ii	Tahoe Resources Inc.

LETTER TO SHAREHOLDERS

March 9, 2018

To our Shareholders,

2017 was a year of two stories for Tahoe Resources.

Tahoe’s gold business shined with record gold production of 445.9 thousand ounces, achieving the high end of our annual gold production guidance range of 400 to 450 thousand ounces. This strong performance was driven primarily by La Arena mine in Peru, which exceeded its guidance due to ongoing positive reserves reconciliation. In fact, Tahoe’s entire gold segment met or exceeded guidance in all categories in 2017, including lower than guided cash costs and all-in sustaining costs. The outstanding performance from the gold business in 2017 underscores the increasingly meaningful contribution of the gold segment to the overall financial performance of the Company.

Tahoe’s silver segment – the Escobal mine – faced difficulty in 2017. While Escobal delivered a solid performance producing 9.7 million ounces of silver during the first half of the year, mining activity was suspended on July 5, 2017 following a provisional ruling by the Supreme Court of Guatemala suspending its mining license. On September 10, 2017, the Supreme Court of Guatemala issued a ruling based on the merits of the case that reinstated the Escobal mining license, however, that ruling was appealed to the higher Constitutional Court on October 25, 2017. Although the Constitutional Court is required under Guatemalan law to rule within five calendar days of the public hearing, at this time the Constitutional Court has yet to issue a ruling.

We remain optimistic that based on legal precedent, the Guatemalan Constitutional Court will issue a favourable ruling reinstating the Escobal mining license and we are very eager to resume operations. In addition to the Court ruling, we are focused on addressing a roadblock at the town of Casillas, 17 km from the mine site, and we are working constructively with the local communities and the Guatemalan government to achieve a resolution. We are hopeful that with clarity from a legal ruling and progress with the roadblock, we will be in a position to resume operations at Escobal in the near-term. A productive Escobal is in the best interests of all of our stakeholders, including the Government of Guatemala, the local communities, our employees, our suppliers, and Tahoe’s Shareholders.

Despite the interruption of mining operations at Escobal for half of 2017, Tahoe ended the year with cash and cash equivalents of $125.7 million and limited debt. Tahoe has always had a conservative approach to its balance sheet management, and this philosophy has demonstrated its value during 2017. In addition to its cash, the Company has access to a $175 million revolving credit facility plus a $25 million accordion feature that matures on July 19, 2021, which our banking partners recently supported on the strength of our gold business alone. With approximately $290 million in total liquidity1, Tahoe is well-positioned to complete its two near-term expansion projects during 2018, regardless of the timing of an Escobal restart.

While 2017 brought with it a number of challenges for the Company, it is in this difficulty that we find the opportunity, as well as the obligation, to reflect on our journey and accomplishments-to-date. While sustainability and adherence to human rights principles has always been integral to Tahoe’s business model, progress is not always linear. It is imperative that we are mindful of the full range of impacts our business operations have on our employees, our host communities, our stakeholders and the environment.

So as we move forward into 2018, we reaffirm our commitment to sustainability across our business. As a first step, in January of this year, we announced that we have joined the United Nations Global Compact and we will participate in the Canada Local Network. We are looking forward to active participation in the Compact, where we will have an opportunity to engage with other companies to learn and promote the Compact’s key principles.

In addition, during 2018, we will continue to work to strengthen our partnerships with governments and stakeholders in our host communities where we operate. At our core, we remain committed to sustainable development and to providing significant long-term benefits from our operations to our host communities and governments.

___________________________________
1 Taking into account the repayment of $35 million in short-term debt after the year end.

2018 Notice of Meeting and Management Information Circular	iii

Our approach to corporate governance and compensation is no different. We aim to be open and responsive to feedback and recognize the need to be dynamic in our approach in changing times. We are pleased to announce a new compensation framework in response to the significant contrary vote we received on our Say on Pay resolution in 2017 (approximately 73% “for” and 27% “against”). The new compensation framework more closely ties pay with performance, is more transparent, and is aligned with recommendations from proxy advisory firms.

2018 will be a pivotal year for Tahoe Resources. We continue to execute on our two near-term gold expansion projects – the Shahuindo Expansion to approximately 170,000 ounces in 2019 and the Bell Creek Shaft Project which will double production and mine life. Both projects remain on track and are scheduled to be completed during 2018. In addition, we hope to resume steady operations at Escobal this year, which will position us to achieve our stated target of 500 thousand ounces of gold production and 20 million ounces of silver production in 2019.

During 2018, we will also focus on advancing our internal project pipeline and defining our key exploration opportunities. After delaying our Preliminary Economic Assessment of the La Arena II project in September 2017, we decided to restart work on the PEA earlier this year in order to continue building our gold segment and to begin to demonstrate the value and upside potential that exists within our pipeline. Subsequent to year-end, the PEA was completed, identifying a potentially significant new phase of growth for the Company. In addition to La Arena II, we are advancing exploration at Shahuindo North Corridor and at targeted locations in our Timmins operation, including Gold River, Whitney, and Juby. We endeavor to make the most of these significant opportunities.

At the foundation of our business is an extraordinary workforce. While this has been a trying time for the Company, our team’s dedication, positive spirit and resilience were instrumental in managing our Company in 2017. We thank our Board of Directors for their support and wise counsel during this challenging period. We are collectively focused on building and returning value for our Shareholders and we look forward to an exciting 2018 ahead.

Yours sincerely,

/s/ C. Kevin McArthur	/s/ Ronald W. Clayton
Executive Chair	President and Chief Executive Officer

________
Please note that this letter contains forward-looking statements, including statements relating to (i) our belief that the Guatemalan Constitutional Court will issue a favourable ruling reinstating the Escobal mining license, (ii) the resolution of the roadblock at Casillas, (iii) the resumption of operations at Escobal, (iv) our ability and timing to complete the expansion projects at Shahuindo and Bell Creek, (v) achieving 500,000 ounces of gold production by 2019, (vi) our views on La Arena II project and (vii) our proposed exploration program. These statements have been made based on certain assumptions, and there are risks and uncertainties which may cause results to differ from those suggested by the forward-looking statements. We do not intend to update any such statements, except as required by law. For more information on the relevant assumptions and risks and uncertainties, please see our Annual Information Form for the year ended December 31, 2017, which is available on SEDAR and EDGAR.

iv	Tahoe Resources Inc.

2018 MANAGEMENT INFORMATION CIRCULAR

You have received this Information Circular because you owned Tahoe Resources Inc. common shares (“Common Shares”) on March 19, 2018. Management is soliciting your proxy for our Meeting to be held on May 3, 2018 at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

As a Shareholder, you have the right to attend the Meeting on May 3, 2018 and to vote your shares in person or by proxy.

If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Tahoe, including the audited annual consolidated financial statements of Tahoe for the financial year ended December 31, 2017, together with the report of the auditors thereon and management’s discussion and analysis of Tahoe’s financial condition and results of operations for the financial year ended December 31, 2017, which provide financial information concerning Tahoe, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Vice President, Corporate Secretary and Associate General Counsel, upon payment of a reasonable charge where applicable.

The Board of Directors (the “Board”) has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our Directors and to our external auditors.

Unless otherwise noted, all currency is stated in US dollars and information is as of March 9, 2018.

Your vote is important!

Our 2018 Annual General Meeting of Shareholders will be held at 9:00 a.m. (Pacific Daylight Time) on Thursday, May 3, 2018 at the Offices of McMillan LLP Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia.

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a Shareholder is very important to us.

2018 Notice of Meeting and Management Information Circular	1

MEETING SUMMARY

There are seven matters of formal business anticipated to be put to Shareholders for voting at the Meeting.

1.	ELECTION OF DIRECTORS

We recommend that you elect the following nominees as Directors of the Company:

Name	Age	Year Appointed	Committees				Other Public Companies	Tahoe Securities Held or Controlled
			Audit	Compensation	Governance	HSE&C
Ronald W. Clayton	59	2016					Gold Standard Ventures Corp.	372,850
Tanya M. Jakusconek	50	2011		✓		✓		54,000
Charles A. Jeannes	59	2017		✓	✓		Orla Mining Limited Wheaton Precious Metals Corp.	27,750
Drago G. Kisic	69	2015	✓			✓		30,762
C. Kevin McArthur	63	2009					Royal Gold Inc.	3,747,335
Alan C. Moon	72	2016	✓			✓	Pembrook Copper Corporation	51,517
A. Dan Rovig	79	2010			✓			144,000
Paul B. Sweeney	68	2010	✓	✓			OceanaGold Corporation Adventus Zinc Corporation	244,000
James S. Voorhees	64	2010			✓	✓		164,000
Kenneth F. Williamson	70	2010	✓	✓			Goldcorp Inc.	104,000

Further information can be found under the heading “Election of Directors” commencing on page 8 of this Information Circular.

2.	APPOINTMENT OF AUDITORS

We recommend that you appoint Deloitte LLP as the auditors of the Company. Deloitte LLP was first appointed as Tahoe’s auditors on August 27, 2012.

3.	ADVISORY VOTE ON EXECUTIVE COMPENSATION

We recommend that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, you accept the Company’s approach to executive compensation. Further information can be found under the heading “Advisory Vote on Executive Compensation” commencing on page 8 of this Information Circular.

4.	APPROVING THE AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

We recommend that you vote in favour of the resolution to adopt an amended and restated Share Option and Incentive Share Plan increasing the number of shares to be issued under the Plan and to align with recommendations from proxy advisory firms.

5.	APPROVING THE PERFORMANCE SHARE AWARD PLAN

We recommend that you vote to approve a Performance Share Award Plan as part of an effort to more closely tie pay with performance and align with recommendations from proxy advisory firms.

6.	APPROVING AMENDMENTS TO THE COMPANY’S ARTICLES TO INCREASE THE QUORUM REQUIREMENTS FOR SHAREHOLDER MEETINGS

We recommend that you vote to approve an amendment to the Company’s Articles to increase the quorum requirement for meetings of Shareholders.

7.	APPROVING OTHER AMENDMENTS TO THE COMPANY’S ARTICLES

We recommend that you vote to approve other amendments to the Company’s Articles, which include removing provisions of the Company’s Articles relating to “Alternate Directors” and amending notice provisions to reference “notice and access.”

2	Tahoe Resources Inc.

REPORT OF 2017 ANNUAL GENERAL MEETING VOTING RESULTS

The following matters were voted on at our 2017 Annual General Meeting of Shareholders held on May 3, 2017 in Toronto. Each matter voted on is described in greater detail in Tahoe’s 2017 Management Information Circular.

1.	Election of Directors

By Resolution passed by a vote carried out by a show of hands, the following ten nominees proposed by management were elected Directors of the Company to hold office until the close of the next annual meeting or until their successors are elected or appointed:

	Votes For		Votes Withheld
Director Name	Number	Percent	Number	Percent
Ronald W. Clayton	195,367,965	99.84	310,331	0.16
Tanya M. Jakusconek	194,478,452	99.39	1,199,844	0.61
Charles A. Jeannes	194,506,578	99.40	1,171,718	0.60
Drago G. Kisic	192,996,366	98.63	2,681,930	1.37
C. Kevin McArthur	188,177,343	96.17	7,500,953	3.83
Alan C. Moon	195,286,853	99.80	391,443	0.20
A. Dan Rovig	195,218,589	99.77	459,707	0.23
Paul B. Sweeney	195,199,841	99.76	478,455	0.24
James S. Voorhees	192,484,099	98.37	3,194,197	1.63
Kenneth F. Williamson	195,180,788	99.75	497,508	0.25

2.	Appointment of Auditors

By Resolution passed by a vote carried out by ballot, Deloitte LLP was elected to serve as auditors for Tahoe until the close of the next annual meeting or until their successors are elected or appointed.

3.	Advisory Vote on Executive Compensation

An advisory vote on Say on Pay, to accept the Company’s approach to executive compensation, was approved by Shareholders by a vote carried out by ballot (votes for – 143,531,229 (73.35%); votes against – 52,149,515 (26.65%)).

2018 Notice of Meeting and Management Information Circular	3

VOTING INFORMATION

Tahoe’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

This Information Circular is dated March 9, 2018 and is furnished in connection with the solicitation of proxies, by or on behalf of management, to be used at the Meeting on May 3, 2018 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The record date to determine which Shareholders are entitled to receive notice of and vote at the Meeting is March 19, 2018.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but Tahoe’s Directors, officers and regular employees may also solicit proxies personally or by telephone. Tahoe will bear all costs of the solicitation. Tahoe has arranged for Intermediaries holding shares on behalf of Beneficial Shareholders of record to forward the Meeting materials to the Beneficial Shareholders. Tahoe may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

This Information Circular is prepared under the notice and access rules pursuant to applicable Canadian securities laws. Accordingly, this Information Circular is being posted on the internet instead of being sent to either Registered or Beneficial Shareholders. The Information Circular and related materials are available under Tahoe’s profile at www.sedar.com and on Tahoe’s website at www.tahoeresources.com/investors. Shareholders may obtain a physical copy of the Information Circular by:

1)	faxing a request to Computershare at +1-866-249-7775;

2)	calling the Company’s transfer agent, Computershare Investor Services Inc., toll free at +1-866-962-0498 within North America or +1-514-982-8716 outside of North America; or

3)

mailing a request to VP Investor Relations, Tahoe Resources Inc., c/o Proxy Dept., Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1. A request for a physical copy of the Information Circular should be sent sufficiently in advance so that it is received by Tahoe or Computershare by April 20, 2018, in order to allow sufficient time for the Shareholder to receive the physical copy of the Information Circular and return the proxy by its due date.

Shareholders are reminded to review these online materials in connection with the Meeting and before voting.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying proxy are Directors or officers of Tahoe. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the proxy and inserting the name desired of that other individual or company in the blank space provided in the proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

VOTING BY PROXYHOLDERS

If a Shareholder specifies a choice for a matter in the proxy, and if the proxy is duly completed and delivered and has not been revoked, the individuals named in the proxy will vote the Common Shares of Tahoe (“Common Shares”) represented thereby in accordance with the choice specified by the Shareholder on any ballot that may be called for. The proxy confers discretionary authority on the individuals named therein with respect to:

•	each matter or group of matters identified therein for which a choice is not specified;

•	any amendment to or variation of any matter identified therein; and

•	any other matter that properly comes before the Meeting.

4	Tahoe Resources Inc.

In respect of a matter for which a choice is not specified in the proxy, the individuals named in the proxy will vote Common Shares represented by the proxy for the approval of such matter. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the Beneficial Shareholder may not vote the shares in its discretion on behalf of such Beneficial Shareholder on “non-routine” proposals. Thus, while such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of the proposal to ratify the appointment of the Company’s auditors, they will not be considered votes “cast” for purposes of voting on “non-routine” proposals, including the election of Directors, say on pay vote, proposed amendments to the Share Option and Incentive Share Plan, proposed adoption of a Performance Share Award Plan and proposed Article amendments.

REGISTERED SHAREHOLDERS

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a proxy, you must

1)

complete, date and sign the proxy, and then return it to Tahoe’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax at +1-866-249-7775 (toll free in North America) or +1-416-263-9524, or by mail (via postage paid return envelope) to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9,

2)

use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number, or

3)

use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Shareholder’s account number and the proxy access number, before 9:00 a.m. (Pacific Daylight Time) on Tuesday, May 1, 2018, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chair of the Meeting may waive the proxy cut-off without notice.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to Beneficial Shareholders who do not hold Common Shares, in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of Tahoe. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States (“U.S.”), the vast majority of such Common Shares are registered under the name of Cede & Co., as nominee for the Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).

Tahoe is taking advantage of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs should receive a scannable Voting Instruction Form (“VIF”) from Computershare. NOBOs should complete and return their VIFs to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

This Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Tahoe or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares on your behalf.

2018 Notice of Meeting and Management Information Circular	5

By choosing to send these materials to you directly, Tahoe (and not your Intermediary) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your proxy as specified in the request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Common Shares are voted at the Meeting. Management of the Company does not intend to pay for Intermediaries to forward Meeting materials to OBOs, and as a result an OBO will not receive the Meeting materials unless the OBO’s Intermediary assumes the cost of delivery.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by Tahoe. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”) in the U.S. and in Canada. Broadridge mails a VIF to you in lieu of the proxy provided by Tahoe. The VIF will name the same individuals as Tahoe’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of Tahoe) other than the individuals designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge in accordance with its instructions well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and to vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being affected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Tahoe or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under U.S. federal securities laws.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Tahoe is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its Directors and its Executive Officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the U.S. Shareholders may not be able to sue a foreign company or its officers or Directors in a foreign court for violations of U.S. federal securities laws. It may be difficult to compel a foreign company and its Directors and officers to subject themselves to a judgment by a U.S. court.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) by personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an Officer or attorney duly authorized, and delivered to Computershare, by fax at +1-866-249-7775 (toll free in North America) or +1-416-263-9524, or by mail (via postage paid return envelope) to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, or to the address of the registered office of Tahoe at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7.

A later dated proxy must be received before 9:00 a.m. (Pacific Daylight Time) on Tuesday, May 1, 2018, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

6	Tahoe Resources Inc.

A notice of revocation must be received before 9:00 a.m. (Pacific Daylight Time) on Thursday, May 3, 2018, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is March 19, 2018. Only persons who were Shareholders as of the close of business on March 19, 2018 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting is at least one person being present in person or being represented by proxy, holding not less than 5% of the issued Common Shares entitled to be voted at the Meeting.

At the close of business on March 19, 2018, 312,775,761 Common Shares were issued and outstanding. Each Registered Shareholder is entitled to one vote per Common Share held on all matters to come before the Meeting. Common Shares are the only securities of Tahoe which will have voting rights at the Meeting.

Principal Holders of Common Shares

To the knowledge of the Directors and officers of the Company, no person or company beneficially owns, controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of Tahoe as at March 9, 2018, except as shown in the table below.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Van Eck Associates Corp	35,073,959	11.2%

2018 Notice of Meeting and Management Information Circular	7

BUSINESS OF THE MEETING

Our Meeting gives you the opportunity to vote on items of Tahoe Resources Inc. business, receive an update on the Company, meet face to face with management and interact with our Board.

FINANCIAL STATEMENTS

The audited annual consolidated financial statements for the year ended December 31, 2017 (the “consolidated financial statements”) and the report of the auditors thereon are available on our website under the Investor Relations section at www.tahoeresources.com/investors. They are included in our 2017 annual financial review, which was mailed to you if you requested a copy.

ELECTION OF DIRECTORS

You will elect ten (10) Directors to the Board. The term of office of each Director is from the date of the meeting at which he or she is elected or appointed until the next Annual General Meeting of Shareholders or until a successor is elected or appointed. The section entitled “Director Nominees” commencing on page 16 provides information about the nominated Directors, their background and experience, and any board Committees on which they currently sit. All of the Directors are elected for a term of one year.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names appear in the section entitled “Director Nominees” commencing on page 16. Management does not expect that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another candidate that is properly nominated by our corporate governance rules at their discretion unless the proxy specifies the Common Shares are to be withheld from voting in the election of Directors.

Majority Vote Policy

The Board has adopted a majority voting policy relating to the election of Directors. Pursuant to this policy, any nominee Director who in an uncontested election of Directors has more than 50% of the votes withheld from his or her election will promptly submit his or her resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by Directors other than the individual who submitted a resignation. The Directors may choose to accept or reject the resignation, and the Board will accept the resignation absent exceptional circumstances. Resignations will become effective once accepted by the Board. The Company will issue a press release within 90 days following the date of the meeting disclosing if the Board accepted or rejected the resignation, and if the proposed resignation was rejected, the reasons therefor. A copy of the press release will be provided to the TSX.

APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, Vancouver, BC V7X 1P4, Canada will be nominated at the Meeting for appointment as external auditor of Tahoe. Deloitte LLP has been the external auditor of Tahoe since August 27, 2012.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the 2017 Annual General Meeting of Shareholders the Board requested the input of the Shareholders by holding an advisory vote on the approach to executive compensation. At such meeting the Shareholders voted, on an advisory basis, to accept the Company’s approach to executive compensation; however, the significant level of contrary vote served as an indicator to the Board that a response on the matter of executive compensation was required. As a result, the Company initiated a process to revise its executive compensation program to, among other things, reduce discretion in the awarding of short term compensation and to introduce equity awards with performance-based vesting. See “Executive Compensation” starting on page 27.

The Board believes that an annual Say on Pay Shareholder advisory vote on its approach to compensation is an important part of an ongoing integrated engagement process between Shareholders and the Board. The Board believes the Company's approach to compensation, as recently updated, reinforces the links between compensation and its strategic objectives and risk management processes using financial and non-financial measures of the achievement of the Company's goals over a number of years.

The Canadian Coalition for Good Governance (“CCGG”) recommends that boards voluntarily add to each annual meeting agenda a Shareholder advisory vote on the Board's and Company's reports on executive compensation contained in its annual proxy circular. The Board confirms that its current practices achieve substantially the same results as the CCGG’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and Say on Pay Policy for Boards of Directors.

8	Tahoe Resources Inc.

The Board recommends that Shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the form of proxy or request for voting instructions intend to vote FOR the following resolution:

RESOLVED on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2018 Annual General Meeting of Shareholders of the Company to be held on May 3, 2018.

APPROVING THE AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

Background

The Share Option and Incentive Share Plan (the “Share Plan”) is intended to provide an equity-based incentive to executives, Directors and key employees and, at the same time, promote the creation of value for Shareholders over the long term. Details of the current Share Plan can be found in this Circular under “Securities Authorized for Issuance Under Equity Compensation Plans – Amended and Restated Share Option and Incentive Share Plan” commencing on page 53. The complete text of the Amended and Restated Share Option and Incentive Share Plan (the “Amended Share Plan”) reflecting the proposed amendments is attached as Schedule A to this Circular. A version of the Amended Share Plan showing the proposed amendments as marked changes will be made available on Tahoe’s website at www.tahoeresources.com until the date of the Meeting.

Common Shares Remaining for Issuance Pursuant to the Share Plan

At the time of the Company’s initial public offering in 2010, a total of 10,602,600 Common Shares were reserved for issuance under the Share Plan, representing approximately 9.2% of the issued and outstanding Common Shares after completion of the initial public offering. Of those 10,602,600 Common Shares, 7,500,000 were reserved for issuance pursuant to the exercise of Options (as defined below) and 3,102,600 Common Shares were reserved for issuance pursuant to the exercise of Awards (as defined below). As of March 9, 2018, 3,145,000 Options and 417,000 Awards remained outstanding, and there remained available for issuance a total of 1,587,350 Common Shares (1,467,000 for Options and 120,350 for Awards).

Shareholder approval for amendments to the Share Plan was last sought in 2013, and the 2013 amendments included amending the vesting provisions for Awards, addressing inconsistencies between the Share Plan and executive employment agreements in respect of Awards and changes to the Share Plan’s amending procedures. Since the Company’s initial public offering, the Company has not sought a further increase in the number of Common Shares reserved for issuance pursuant to the Share Plan. The period since the initial public offering represents nearly eight years, and the Company notes that this is well beyond the average three to five year period before issuers typically request additional shares for share compensation arrangements.

In connection with the Company’s acquisition of Rio Alto in April 2015 and Lake Shore Gold in April 2016, the Company issued replacement Options for the share Options of each of Rio Alto and Lake Shore Gold which were outstanding at the time of completion of each transaction. In accordance with the rules and practices of the TSX, the Company received Shareholder approval for the reservation of the Common Shares underlying such replacement Options. As of March 9, 2018, 210,708 replacement Options are outstanding in respect of the Rio Alto acquisition and 52,317 replacement Options are outstanding in respect of the Lake Shore Gold acquisition, representing less than 0.1% of the Company’s currently issued and outstanding Common Shares. The replacement Options relating to the Rio Alto and Lake Shore Gold acquisition have weighted average exercise prices and latest expiry dates of C$10.68 and C$6.30 and October 17, 2019 and November 4, 2020, respectively. If any replacement Options expire unexercised, the Common Shares reserved for issuance pursuant to the exercise of those replacement Options will cease to be so reserved and will not become available for any purpose or to support the granting of any additional Options or Awards under the Share Plan. Due to the developments relating to the mining license for the Escobal mine, the Company imposed a securities trading blackout under its Insider Trading Policy. As a result, the Company has not yet made its annual Option and Award grants for 2018. However, such grants are expected to become effective once the Company’s current securities trading blackout is lifted.

Increase in Common Shares Reserved for Issuance

To continue to be able to align the interests of Share Plan participants with long-term Shareholder goals, and in keeping with dilution guidelines published by proxy advisory firms (including Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. LLC (“Glass Lewis”)), the Board is proposing to amend the Share Plan by increasing the number of Common Shares which may be reserved for issuance from treasury. In addition, and as disclosed under “Business of the Meeting – Approval of the Performance Share Award Plan”, the Company is seeking approval of a new share-settled Performance Share Award Plan (“PSA Plan”) for executives and consultants. The Board proposes that the Common Shares issuable in respect of Performance Share Awards (“PSAs”) be drawn from the reserve to be established under the Amended Share Plan. The Board proposes to maintain two separate pools of Common Shares under the Amended Share Plan, with one pool being reserved to support the issuance of Options, and a second pool being reserved to support the issuance of Deferred Share Awards, Restricted Share Awards (“Awards”) and Performance Share Awards (“PSAs”).

2018 Notice of Meeting and Management Information Circular	9

The Board is seeking approval to reserve an additional 10,226,100 Common Shares under the Amended Share Plan, with 1,840,698 of such shares being reserved for issuance pursuant to Options, and 8,385,402 of such shares being reserved for issuance pursuant to Awards and PSAs. If approved by Shareholders at the Meeting, the increase in Common Shares reserved for issuance under the Amended Share Plan, when combined with (i) the current Options and Awards outstanding, (ii) the Common Shares currently available for issuance under the Amended Share Plan and (iii) the Common Shares reserved for issuance pursuant to Rio Alto and Lake Shore Gold replacement Options, will result in a total potential dilution of no greater than 5% of the currently issued and outstanding Common Shares.

The following chart outlines the above figures, together with the percentage that each figure represents of the Company’s issued and outstanding Common Shares as at March 9, 2018. The chart presents the percentage dilution that may result if Shareholders approve the Amended Share Plan Resolution, and such dilution is presented both before and after giving effect to the Common Shares reserved for issuance pursuant to the exercise of replacement Options.

Description	Number	Percentage of Issued and Outstanding Common Shares
Options Outstanding (a)	3,145,000	1.0%
Awards Outstanding (b)	417,000	0.1%
Common Shares available for issuance – Options (c)	1,467,000	0.5%
Common Shares available for issuance – Awards (d)	120,350	0.1%
Total (a + b + c + d)	5,149,350	1.6%
Increase Sought in Common Shares – Options	1,840,698	0.6%
Increase Sought in Common Shares – Awards and PSAs	8,385,402	2.7%

Total Common Shares to be reserved for issuance before replacement Options	15,375,450	4.9%

Rio Alto replacement Options outstanding	210,708	0.1%
Lake Shore Gold replacement Options outstanding	52,317	0.1%
	263,025	0.1%
Total Common Shares to be reserved for issuance	15,638,475	5.0%

Additional Amendments

The Board is proposing to make certain additional amendments to the Share Plan, predominantly to bring the Amended Share Plan in line with guidelines issued by proxy advisory firms including ISS and Glass Lewis. The substantive additional amendments are as follows:

(a)

implementing additional restrictions on the participation of non-employee Directors in the Share Plan, including (i) reducing the cap on Common Shares that may be reserved for issuance to non-employee Directors from 5% to 1%, (ii) limiting the number of Common Shares that may be issued or reserved for issuance to any one non- employee Director in a calendar year which must not exceed an Award value of C$150,000 and (iii) making non-employee Directors ineligible to receive Options (see sections 2.3 and 3.1 of the Amended Share Plan);

(b)	correcting one aspect of the insider participation limit (see section 2.3(a) of the Amended Share Plan);

(c)	changing the maximum term of Options from five years to seven years (see section 3.3 of the Amended Share Plan);

(d)	in the case of a change of control, requiring double trigger vesting for employees (see sections 3.5 and 4.8 of the Amended Share Plan);

(e)	clarifying the treatment of Options and Awards in case of termination without cause (see sections 3.6(d) and 4.6 of the Amended Share Plan); and

(f)

making the Amended Share Plan subject to the Company’s Compensation Recoupment Policy and Share Ownership Policy (see sections 5.6 and 5.7 of the Amended Share Plan) and referencing the new Performance Share Award Plan (the “PSA Plan”) throughout.

Other than the increase in Common Shares reserved for issuance, using the Common Shares reserved under the Amended Share Plan to satisfy the Common Share issuance obligations pursuant to the PSA Plan, and the additional amendments described above, all of the other provisions of the Amended Share Plan remain substantially unchanged and in full force and effect. The Board has approved the increase in Common Shares reserved for issuance and the additional amendments, subject to receipt of both Shareholder approval and final TSX acceptance.

10	Tahoe Resources Inc.

Shareholder Approval Being Sought

The Board and management consider the approval of the proposed amendments to the Share Plan as described above to be appropriate and in the best interests of the Company. To be effective, the resolution must be approved by not less than a majority of the votes cast by Shareholders present in person, or represented by proxy, at the Meeting. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the approval of the amendments to the Share Plan, including the increase in the Common Shares reserved for issuance under the Amended Share Plan.

The text of the ordinary resolution approving these matters to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT, subject to receipt of regulatory approval:

1.

the amendments to the Company’s Share Option and Incentive Share Plan, including the amendments which increase the maximum number of shares that may be reserved for issuance from treasury under the Share Option and Incentive Share Plan by (i) an additional 1,840,698 shares reserved for issuance pursuant to the exercise of Options, and (ii) an additional 8,385,402 shares reserved for issuance pursuant to the vesting of awards and Performance Share Awards, all as described in the Company’s Management Information Circular dated March 9, 2018, be and are hereby ratified and approved; and

2.

any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange and New York Stock Exchange.”

APPROVING THE PERFORMANCE SHARE AWARD PLAN

Modifications to Executive Compensation Program

In 2017, the Company retained Willis Towers Watson in connection with refreshing of its executive compensation program. In retaining Willis Towers Watson, the Company was mindful of its goal of aligning executive performance objectives with maximizing long-term Shareholder value, as well as the feedback it received from shareholders and proxy advisory firms such as ISS and Glass Lewis in connection with the 2017 annual meeting of Shareholders.

Furthermore, in regard to the Company’s 2017 Say on Pay resolution, approximately 27% of Shareholders voting on the resolution voted against. Given this level of contrary votes, the Company has responded to Shareholder concerns by making certain modifications to the design and structure of the executive compensation program.

Since retaining Willis Towers Watson, the Company has undertaken a significant review of its executive compensation and compensation philosophy. As a result of that review, the Company has made meaningful changes to its executive compensation program. Among other things, these changes include the following:

  adopting a recoupment policy and making the Company’s equity compensation plans subject to such policy;

  adopting more robust executive share ownership guidelines;

  limiting Compensation Committee discretion in the Company’s short term incentive program, and strengthening the link between payout and the achievement of objective factors; and

  proposing the adoption of a Performance Share Award Plan that introduces performance for pay measures for at least 50% of executive equity compensation for NEOs, thus addressing the need for long term performance based incentives.

For a complete description of the Company’s current executive compensation philosophy, see “Executive Compensation – Executive Compensation Discussion and Analysis” commencing on page 27.

Background

Effective February 23, 2018, the Board approved the adoption by the Company of the PSA Plan, subject to the approval of the Shareholders at the Meeting and acceptance by the TSX. The PSA Plan is intended to promote a proprietary interest in the Company and greater alignment of interests between the Executive Officers and employees of the Company with the Shareholders, and to assist the Company to attract and retain individuals with experience and ability to act as management of the Company. The PSA Plan permits the Board, in its discretion, to grant Performance Share Awards (“PSAs”) to employees, Executive Officers and consultants of the Company. Non-employee Directors are not eligible to participate in or receive awards pursuant to the PSA Plan.

2018 Notice of Meeting and Management Information Circular	11

The PSA Plan increases alignment with Shareholder interests relative to the existing Share Plan. The PSA Plan is also more in line with competitive compensation practices of peer mining entities. The implementation of the PSA Plan is expected to increase the proportion of equity-based awards granted to executives that provide rewards based on relative corporate performance criteria rather than solely share performance.

Below is a summary of the material terms of the PSA Plan. The complete text of the PSA Plan is attached as Schedule B to this Circular.

Terms of the PSA Plan

Eligible Participants

PSAs may be granted to employees, officers or eligible contractors of the Company or its affiliates. Subject to the provisions of the PSA Plan, the Board will have the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a PSA. PSAs may not be granted to Directors unless the Director is an employee.

The maximum aggregate number of Common Shares (i) which may be reserved for issuance under the PSA Plan to any one participant together with all other share compensation arrangements will not exceed 5% of the issued and outstanding Common Shares, (ii) which may be issuable to insiders under the PSA Plan together with all other share compensation arrangements will not exceed 10% of the issued and outstanding Common Shares, and (iii) which may be issued to insiders under the PSA Plan together with all other share compensation arrangements within a twelve-month period will not exceed 10% of the issued and outstanding Common Shares.

Except as provided under the PSA Plan or pursuant to a will or by the laws of descent and distribution, no PSA is assignable or transferable.

Grant, Vesting and Term

The number of Common Shares to be issued upon the vesting of a PSA will vary based on the “Achieved Performance Ratio”. The Achieved Performance Ratio is a percentage from 0% to 200% of Target, with 100% of Target aligning executive compensation with the 50th percentile of the Company’s peer group. The percentage, or Achieved Performance Ratio, is multiplied by the number of PSAs granted to a participant to determine the number of Common Shares to be issued after the date of vesting. These PSAs are expected to cliff-vest three years from the date of grant (the “Entitlement Date”), except for any grants made in 2018, which vest 50% after year two and 50% after year three. The Board intends that the Achieved Performance Ratio will be determined using total shareholder return (“TSR”) and will be based on the Company’s percentile rank relative to the performance of the members of a peer comparator group (as chosen by the Board at the time of grant) over the measurement period. It is expected that the peer comparator group for each PSA will be in line with the peer group chosen by the Compensation Committee for the purposes of executive compensation.

TSR (as it would apply to the Company or all or any members of the peer comparator group) will mean, with respect to any measurement period, the total return to Shareholders calculated to include reinvested cumulative dividends and the change in the trading price of the applicable shares on the TSX over such period based on the volume weighted average trading prices for the last 30 trading days immediately preceding the beginning of such measurement period and the last 30 trading days of such measurement period.

Settlement of Performance Share Units

The following table shows the minimum and maximum Achieved Performance Ratio for a measurement period based upon the percentile ranking relative to the performance of the Peer Comparator Group:

Performance Level	Tahoe’s TSR % Ranking vs Peer Comparator Group	Achieved Performance Ratio – Positive Absolute Tahoe Total Shareholder Return	Achieved Performance Ratio – Negative Absolute Tahoe Total Shareholder Return
Maximum	75th percentile or above	200%	100%
Target	50th percentile	100%	100%
Threshold	Below 50th percentile to 25th	50%(1)	50%
Minimum	25th percentile and below	0%	0%
__________________
(1)	Achieved Performance Ratio is subject to linear interpolation where the percentile rank falls between the 25th percentile and 50th percentile.

12	Tahoe Resources Inc.

As of the Entitlement Date, the Board will determine the percentile rank of the Company’s TSR relative to the TSR of the peer comparator group (calculated as a group) over the measurement period. TSR is also assessed on an absolute basis.

The percentile rank of the Company’s TSR relative to the TSR of the peer comparator group will then be used to determine the applicable Achieved Performance Ratio, and where the TSR percentile rank falls between the 25th and 50th percentile rank performance levels, linear interpolation will be used to determine the Achieved Performance Ratio. Where the TSR percentile rank falls between the 50th and 100th percentile, no linear interpolation occurs and the achieved performance ratio remains at 100% until the TSR percentile rank reaches 75% or above. If the Company outperforms the peer comparator group but has a negative absolute TSR, Achieved Performance Ratio will be capped at 100%.

After the Entitlement Date, a PSA is to be settled by the issuance of the equivalent number of Common Shares as the number of PSAs multiplied by the Achieved Performance Ratio.

Adjustments and Dividends

If there is any change in the Common Shares, whether by reason of a share dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment will be made to outstanding PSAs by the Board, in its sole discretion, to reflect such changes.

The Board may, in its discretion, elect to credit each participant with additional PSAs in the event any dividend is paid on the Common Shares. In such case, the number of additional PSAs will be equal to the aggregate amount of dividends that would have been paid to the participant if his or her PSAs had been Common Shares divided by the market price of the Common Shares on the date on which dividends were paid by the Company. Such additional PSAs will vest on the Entitlement Date of the particular PSA (and will be subject to the same terms) to which the additional PSAs relate. For these purposes, market price means the volume weighted average trading price of the Common Shares on the TSX for the 30 trading days ending on the last trading date immediately before the date on which the market price is determined.

Securities Issuable Pursuant to the PSA Plan

Any Common Shares issuable under the PSA Plan will be drawn from the Common Shares reserved for issuance under the Amended Share Plan. At the Meeting, Shareholders will also be asked to consider, and if advisable, pass, a resolution increasing the Common Shares reserved for issuance under the Amended Share Plan. See “Business of the Meeting – Approving the Amended and Restated Share Option and Incentive Share Plan” on page 9.

Cessation or Acceleration of Performance Share Awards

If the employment of a holder of PSAs ends for any reason (including voluntary termination by employee, termination without cause, termination with cause, retirement, disability or death), all outstanding PSAs granted to that holder will be forfeited and terminated on the effective date of the holder’s departure from the Company, unless the Board, in its absolute discretion, determines otherwise. If the Board exercises its discretion to accelerate the vesting of the PSAs, the settlement of such PSAs will be done on a pro rata basis for time elapsed since the grant date.

In the case of a change of control, PSAs granted to employees (including officers) will be subject to accelerated vesting only where within 12 months of a change of control, (i) the Company terminates the employee for any reason other than just cause, or (ii) or any triggering event occurs (as defined in the PSA Plan), then on the date of such event of termination, the employee’s PSAs will immediately vest on a pro rata basis. The pro ration factor will be calculated by dividing (i) the number of days that have elapsed since the date of grant of the employee’s outstanding PSAs through and including the termination date by (ii) the total number of days between the applicable grant date and the termination date. Where the vesting of an employee’s or officer’s PSAs is accelerated due to a change of control, the Achieved Performance Ratio will be calculated up to the termination date assuming a minimum 100% performance achievement.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the PSA Plan, the Board may amend, modify and change the provisions of the PSA Plan without Shareholder approval, including, without limitation, amendments of a housekeeping nature, except in the case where the proposed modifications to the PSA Plan:

  materially increase the benefits under the PSA Plan,

  other than in connection with termination, retirement, death, disability or change of control, change the Entitlement Date of any PSAs,

2018 Notice of Meeting and Management Information Circular	13

  permit PSAs to be transferred other than for normal estate settlement purposes,

  increase the number of Common Shares pursuant to the PSA Plan other than in the event of (i) a change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, or (ii) take-over bid, materially modify the eligibility requirements for participation in the PSA Plan, or reduce the range of amendments requiring Shareholder approval.

In the above stated cases, such amendment, modification or change will be subject to Shareholder approval. The Board will not amend the PSA Plan to permit PSAs to be settled in cash.

Shareholder Approval Being Sought

The Board and management consider the approval of the PSA Plan as described above to be in the best interests of the Company. To be effective, the resolution must be approved by not less than a majority of the votes cast by Shareholders present in person, or represented by proxy, at the Meeting. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the approval of the PSA Plan.

The text of the ordinary resolution approving these matters to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT, subject to receipt of regulatory approval:

1.	the approval of the Company’s Performance Share Award Plan, as described in the Company’s Management Information Circular dated March 9, 2018, be and is hereby ratified and approved; and

2.

any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange and New York Stock Exchange.”

APPROVING AMENDMENTS TO THE COMPANY’S ARTICLES TO INCREASE THE QUORUM REQUIREMENTS FOR SHAREHOLDER MEETINGS

The Company’s Articles currently prescribe the quorum for meetings of Shareholders as one person present or represented by proxy representing not less than 5% of the issued Common Shares entitled to be voted at a meeting of Shareholders. The Board believes that an increase to the quorum requirements for Shareholder meetings is in the best interests of the Company as it is consistent with corporate governance best practices which call for larger number of Shareholders being represented at Shareholder meetings. In order to reflect these best practices, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve a resolution to amend section 11.3 of the Articles to increase the quorum requirement for Shareholder meetings to two persons present or represented by proxy representing not less than 25% of the issued Common Shares entitled to be voted at a meeting of Shareholders.

The Board believes that this higher quorum threshold is set at a level high enough to ensure that a broad range of Shareholders are represented in person or by proxy, but low enough that the Company may still transact its necessary business.

Shareholder Approval Being Sought

The Board and management consider the approval of the amendment to the quorum provisions to be in the best interests of the Company. To be effective, the resolution must be approved by not less than a majority of the votes cast by Shareholders present in person, or represented by proxy, at the Meeting. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the approval of the amendment to the quorum provisions in the Company’s Articles.

The text of the ordinary resolution to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

14	Tahoe Resources Inc.

"RESOLVED, with or without amendment, THAT, subject to receipt of regulatory approval:

1.

the alteration to the Company’s existing Articles to amend section 11.3 of the Articles to increase the quorum requirement for the Company's shareholder meetings to two persons present or represented by proxy representing not less than 25% of the Company's issued shares, all as fully described in the Company's Management Information Circular dated March 9, 2018, be and is hereby authorized and approved; and

2.

any one Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

A copy of the existing version of the Articles is available under the Company's profile on SEDAR at www.sedar.com (filing date May 2, 2010). The complete text of the Articles reflecting the proposed amendments is attached as Schedule C to this Circular. A version of the Articles showing the proposed amendments as marked changes will be made available on Tahoe’s website at www.tahoeresources.com until the date of the Meeting.

APPROVING OTHER AMENDMENTS TO THE COMPANY’S ARTICLES

The Board proposes to make certain additional ancillary amendments to the Company’s Articles. Such ancillary amendments include the following (the “Ancillary Amendments”):

  as current corporate governance best practices do not favour the ability of the Directors to appoint alternate Directors who have not been elected or ratified by Shareholders, the Board proposes to remove the provisions of Part 15 of the Company’s Articles which permit the appointment of alternate Directors; and
  modernizing the notice provisions in the Articles to reflect the use of “notice and access” provisions under Canadian securities law, which help simplify the Shareholder communication process and reduce costs by promoting greater use of the internet for delivering proxy-related materials to Shareholders.

Shareholder Approval Being Sought

The Board and management consider the approval of the Ancillary Amendments to the Company’s Articles to be appropriate and in the best interests of the Company. To be effective, the resolution must be approved by not less than a majority of the votes cast by Shareholders present in person, or represented by proxy, at the Meeting.

Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the approval of the Ancillary Amendments to the Company’s Articles.

The text of the ordinary resolution to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"RESOLVED, with or without amendment, THAT, subject to receipt of regulatory approval:

1.

the alteration to the Company’s existing Articles to remove the alternate Director provisions in Part 15 and to amend the notice provisions in Article 24, all as fully described in the Company's Management Information Circular dated March 9, 2018, be and are hereby authorized and approved; and

2.

any one Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

OTHER BUSINESS

If other items of business are properly brought before the Meeting or after the Meeting is adjourned, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We did not receive any Shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the Meeting.

2018 Notice of Meeting and Management Information Circular	15

DIRECTOR NOMINEES

The size of the Board is fixed at ten. The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless the Director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each Director elected will hold office until immediately before the election of new Directors at the next Annual General Meeting of Shareholders of the Company or, if no Director is then elected, until a successor is elected or appointed. Directors will be elected on an individual basis.

As of March 9, 2018, the Directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of Common Shares, representing 1.6% of the issued and outstanding Common Shares.

HIGHLIGHTS OF THE BOARD OF DIRECTORS

•

The Compensation Committee adopted a new compensation framework that more closely ties compensation with performance, approved a Compensation Recoupment Policy and a revised Share Ownership Policy to increase share ownership requirements of the Executive Chair and CEO.

•	The Corporate Governance and Nominating Committee approved a Diversity Policy in March 2017 and has overseen the implementation of the Policy to improve diversity at the Company.

•

The Health, Safety, Environment and Community Committee directed implementation of International Standards Alignment at Tahoe Perú (Rio Alto) and Tahoe Canada (Lake Shore Gold) and oversaw publication of Tahoe’s second Sustainability Report.

•

The Audit Committee and Corporate Governance and Nominating Committee oversaw the implementation and management of a new Whistleblower hotline providing direct, toll-free access to Navex for reporting matters.

•	100% of the regularly scheduled Board Meetings include an in-camera session during which only independent Directors are permitted to attend.

•	Our Directors have had a 100% attendance rate at all regularly scheduled Board and Committee meetings and we expect a 100% attendance rate in 2018.

•	Directors’ pay continues to be in line with peers and includes no meeting fees.

•	A formalized Director Continuing Education program continues to enhance training opportunities.

•	Directors attended a tour of the Shahuindo and La Arena operations in 2017.

The following section sets out the names of management’s nominees for election as Directors, all major offices and positions with the Company each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of Common Shares beneficially owned, controlled or directed by each, directly or indirectly, as at March 9, 2018. The number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by the Director nominees is based, in part, on information furnished by the nominees themselves and information gathered by the Company, and the insider reports available at www.sedi.ca.

In the Director biographies on the following pages, notes relating to “Share Ownership at March 9 2018” are detailed on page 42 under “Share Ownership by Directors.” This section discloses information relevant to the Company’s share ownership requirement for Directors. As described under “Corporate Governance – Share Ownership by Directors,” Directors are required to own shares having the greater of acquisition cost or fair market value equal to not less than three times the annual Director retainer (this amount excludes lead Director fees, Committee Chair fees and annual share allotment). Acquisition cost includes the grant value of the Restricted Share Awards. Messrs. McArthur and Clayton do not receive annual retainers and their minimum share ownership requirements are three times their annual base salaries. Directors are provided a period of two years following initial election to achieve this requirement. Unless otherwise noted, the “Value” provided is the value of stocks plus stock equivalents based on the closing stock price of $4.79 on December 29, 2017.

16	Tahoe Resources Inc.

RONALD W. CLAYTON

Reno, Nevada, USA

Age: 59

Director since August 16, 2016

Non-Independent

Principal Occupation: President and Chief Executive Officer at Tahoe Resources Inc.

Background and Experience

Mr. Clayton was appointed President and Chief Executive Officer on August 16, 2016, at which point he became a member of the Board of Directors. Mr. Clayton began work with the Company on March 30, 2010 as the Company's first Chief Operating Officer and was appointed President on March 12, 2014. On January 30, 2018, Mr. Clayton was appointed as a Director to the Board of Gold Standard Ventures Corp.

Mr. Clayton is a seasoned mining executive with over 37 years of mine operating experience. As a member of Tahoe's founding executive team, Mr. Clayton led the construction of the Escobal mine. Prior to joining Tahoe, he was Senior Vice President, Operations, and the General Manager of several underground mines for Hecla Mining Company. He also held the position of Vice President, Operations with Stillwater Mining Company and a number of engineering and operations management positions with Climax Molybdenum Company and Homestake Mining Company. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Areas of Expertise

- Accounting
- Business Head/Administration
- Environmental/Sustainability/CSR
- Financial Expertise/Literacy/Capital Allocation
- Human Resources
- International Business
- Mining, Metals and Minerals
- Operations and Exploration
- Risk and Compliance
- Strategy Leadership

Professional Organization Memberships

- Society of Mining, Metallurgical and Exploration Engineers

Public Board Membership (Last Five Years)	Current	Past
Gold Standard Ventures Corp.	✓	

Public Board Interlocks
None

Board and Committee Membership	2017 Attendance	
Member of the Board of Directors	6 of 6	100%

Voting Results	For	Withheld
2017	99.84%	0.16%

Share Ownership at March 9, 2018	
Common Shares	372,850
Value	$1,785,952
Acquisition Cost	$4,113,969
Requirement	$2,250,000
Meets Requirement	Yes

2018 Notice of Meeting and Management Information Circular	17

CHARLES A. JEANNES

Reno, Nevada
USA

Age: 59

Director since
January 1, 2017

Independent

Principal Occupation: Corporate Director

Background and Experience

Mr. Jeannes was appointed to the Board of Directors effective January 1, 2017. He is also currently a Director of Wheaton Precious Metals Corporation and Orla Mining Limited, and he serves as a University of Nevada, Reno ("UNR") Foundation Trustee (a non-profit Board). At Goldcorp Inc. ("Goldcorp"), he served as President and Chief Executive Officer from 2009 until April, 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. ("Glamis") by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc. ("Placer Dome"), most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Areas of Expertise

- Business Head/Administration
- Corporate Governance/Legal
- International Business
- Mining, Metals and Minerals
- Public Policy/Government Relations/Political Risk

Public Board Membership (Last Five Years)	Current	Past
Goldcorp		✓
Orla Mining Limited	✓	
Wheaton Precious Metals Corp.	✓	

Public Board Interlocks
None

Board and Committee Membership	2017 Attendance	
Member of the Board of Directors	6 of 6	100%
Member of the Compensation Committee	4 of 4	100%
Member of the Corporate Governance and Nominating Committee	4 of 4	100%

Share Ownership at March 9, 2018	
Common Shares	27,750
Value	$132,923
Acquisition Cost	$243,328
Requirement	$270,000
Meets Requirement	N/A

Voting Results	For	Withheld
2017	99.40	0.60

DRAGO G. KISIC

Lima, Peru

Age: 69

Director since April 1, 2015

Independent

Principal Occupation: Independent Consultant

Background and Experience

Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Perú and a Master's degree (B-Phil) from Oxford University. As a founding partner and current Director of Macroconsult and Macroinvest, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and Entel-Peru. Mr. Kisic is a member of the Board of the Obrainsa (a construction company); Haug (a steel contractor); and Corporación Rey (textile related company). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Mr. Kisic was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was a member of the Board and head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and member of the Board of Banco Financiero del Peru. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador.

Areas of Expertise

- Business Head/Administration
- International Business
- Public Policy/Government Relations/Political Risk

Professional Organization Memberships

- Institute of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past
Banco Financiero		✓
Mapfre Perú / Mapfre Vida		✓
Rio Alto Mining Limited		✓

Public Board Interlocks

None

Board and Committee Membership	2017 Attendance	
Member of the Board of Directors	6 of 6	100%
Member of the Audit Committee	6 of 6	100%
Member of the Health, Safety, Environment and Community Committee	5 of 5	100%

Voting Results	For	Withheld
2016	99.96%	0.04%
2017	98.63%	1.37%

Share Ownership at March 9, 2018	
Common Shares	30,762
Value	$147,350
Acquisition Cost	$299,002
Requirement	$270,000
Meets Requirement	Yes

18	Tahoe Resources Inc.

C. KEVIN McARTHUR

Reno, Nevada
USA

Age: 63

Director since
November 10, 2009

Non-Independent

Principal Occupation: Executive Chair of Tahoe Resources Inc.

Background and Experience

Mr. McArthur founded Tahoe Resources Inc. and was appointed President and Chief Executive Officer on November 10, 2009. On April 7, 2015, upon the completion of the acquisition of Rio Alto, he assumed the role of Executive Chair of the Company. From November 15, 2006 until his retirement in December 2008, he was President, Chief Executive Officer and a Director of Goldcorp Inc. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1998 until it was acquired by Goldcorp in November 2006 and served in a variety of management positions with Glamis beginning in 1988. Prior experience includes various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. degree in Mining Engineering from the University of Nevada. He is also currently a Director of Royal Gold, Inc.

Areas of Expertise

- Business Head/Administration
- Corporate Governance/Legal
- Environmental/Sustainability/CSR
- Human Resources
- Information Technology
- International Business
- Mining, Metals and Minerals
- Operations and Exploration
- Strategy Leadership

Public Board Membership (Last Five Years)	Current	Past
Cloud Peak Energy		✓
Pembrook Copper Corp.		✓
Royal Gold, Inc.	✓	
Thompson Consolidated Iron Ore		✓

Public Board Interlocks
None

Board and Committee Membership	2017 Attendance	
Executive Chair of the Board of Directors	6 of 6	100%

Voting Results	For	Withheld
2016	99.26%	0.74%
2017	96.17%	3.83%

Share Ownership at March 9, 2018	
Common Shares	3,747,335
Value	$17,949,735
Acquisition Cost	$15,109,747
Requirement	$1,200,000
Meets Requirement	Yes

ALAN C. MOON, ICD.D

Calgary, Alberta, Canada

Age: 72

Director since April 4, 2016

Independent

Principal Occupation: Corporate Director

Background and Experience

Mr. Moon is a former senior executive with significant international and Canadian business experience. For the past 20 years he has served on the Board of Directors, including Board Chair, and on the Audit Committees of companies in a variety of industries that operated both internationally and in Canada including Oil and Gas Exploration and Production, Electrical Generation and Distribution and Mineral Exploration and Production. Mr. Moon was Chair of the Board of Lake Shore Gold Corporation from 2005 until it was acquired by Tahoe.

Mr. Moon is an Independent Corporate Director (ICD.D) who is also very active in the charitable sector in Calgary having served on the Board of Directors of a number of organizations. He is recently retired from serving as Chair of the Kahanoff Centre for Charitable Activities, a unique charity that owns and operates a significant office building that exclusively rents space to charitable organizations.

Mr. Moon has a B.Sc. Chem. Eng. from the University of Alberta and an MBA from the University of Western Ontario. He earned his ICD.D designation in 2005.

Areas of Expertise

- Business Head/Administration
- International Business
- Strategy and Leadership

Professional Organization Memberships

- Institute of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past
Lake Shore Gold Corp.		✓
Northern Superior Resources Inc.		✓
Pembrook Copper Corp.	✓	
Transatlantic Petroleum Corp.		✓

Public Board Interlocks

None

Board and Committee Membership	2017 Attendance	
Member of the Board of Directors	6 of 6	100%
Member of the Audit Committee	6 of 6	100%
Member of the Health, Safety, Environment and Community Committee	5 of 5	100%

Share Ownership at March 9, 2018	
Common Shares	51,517
Value	$246,766
Acquisition Cost	$517,974
Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2016	99.40%	0.60%
2017	99.80%	0.20%

2018 Notice of Meeting and Management Information Circular	19

A. DAN ROVIG

Reno, Nevada, USA

Age: 79

Director since June 8, 2010

Independent

Principal Occupation: Independent Minerals Industry Consultant

Background and Experience

Mr. Rovig was the founding Chair of the Board of the Company, and he served in that capacity from June 2010 until the completion of the acquisition of Rio Alto on April 1, 2015. Mr. Rovig is currently the Lead Director of the Board of the Company. He was a Director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006 and a Director of Goldcorp Inc. from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a Director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive Officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. Prior experience included 16 years in the Anaconda Company in a variety of positions from Metallurgist to Senior VP Operations. Mr. Rovig holds a B.S. degree in Mining Engineering, a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology, and a Doctor of Science degree, Honoris Causa, from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Areas of Expertise

- Environmental/Sustainability/CSR
- Financial Expertise/Literacy/Capital Allocation
- Mining, Metals and Minerals
- Operations and Exploration
- Public Policy/Government Relations/Political Risk
- Strategy Leadership

Professional Organization Memberships

- National Society of Professional Engineers
- Society of Mining, Metallurgical & Exploration Engineers
- The Mining & Metallurgical Society of America
- Geological Society of Nevada (GSN)
- Mining Foundation of the Southwest

Public Board Membership (Last Five Years)	Current	Past
Goldcorp Inc.		✓

Public Board Interlocks

None

Board and Committee Membership	2017 Attendance	
Member of the Board of Directors	6 of 6	100%
Chair of the Corporate Governance and Nominating Committee	4 of 4	100%

Share Ownership at March 9, 2018	
Common Shares	144,000
Value	$689,760
Acquisition Cost	$1,262,146
Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2016	99.93%	0.07%
2017	99.77%	0.23%

PAUL B. SWEENEY

Vancouver,
British Columbia,
Canada

Age: 68

Director since
April 14, 2010

Independent

Principal Occupation: Independent Director

Background and Experience

Mr. Sweeney has been a Director of the Company since April 2010. He is also currently a Director of OceanaGold Corporation and Adventus Zinc Corporation. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation's President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies.

Areas of Expertise

- Accounting
- Business Head/Administration
- Financial Expertise/Literacy/Capital Allocation
- International Business
- Mining, Metals and Minerals
- Risk and Compliance
- Strategy Leadership

Public Board Membership (Last Five Years)	Current	Past
Adventus Zinc Corp.	✓	
Grenville Strategic Royalty Inc.		✓
Mongolia Growth Group Ltd.		✓
OceanaGold Corp.	✓	

Public Board Interlocks
None

Board and Committee Membership	2017 Attendance	
Member of the Board of Directors	6 of 6	100%
Chair of the Audit Committee	6 of 6	100%
Member of the Compensation Committee	4 of 4	100%

Share Ownership at March 9, 2018	
Common Shares	244,000
Value	$1,168,760
Acquisition Cost	$1,782,968
Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2016	99.55%	0.45%
2017	99.76%	0.24%

20	Tahoe Resources Inc.

KENNETH F. WILLIAMSON

Toronto, Ontario, Canada

Age: 70

Director since June 8, 2010

Independent

Principal Occupation: Independent Director

Background and Experience

Mr. Williamson has been a Director of the Company since June 2010 and a Director of Goldcorp Inc. since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a Director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was Chairman of the Board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active Board member, he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Areas of Expertise

- Financial Expertise/Literacy/Capital Allocation
- Human Resources
- International Business
- Mining, Metals and Minerals
- Strategy Leadership

Professional Organization Memberships

- Professional Engineers of Ontario
- National Association of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past
Goldcorp Inc.	✓	
Quadra FNX Mining		✓
UraniumOne Inc.		✓

Public Board Interlocks

None

Board and Committee Membership	2017 Attendance	
Member of the Board of Directors	6 of 6	100%
Chair of the Compensation Committee	4 of 4	100%
Member of the Audit Committee	6 of 6	100%

Share Ownership at March 9, 2018	
Common Shares	104,000
Value	$498,160
Acquisition Cost	$631,708
Requirement	$270,000
Meets Requirement	Yes

Voting Results	For	Withheld
2016	99.80%	0.20%
2017	99.75%	0.25%

2018 Notice of Meeting and Management Information Circular	21

COMPENSATION INFORMATION

COMPENSATION GOVERNANCE

Approach to Risk

The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Compensation Committee continually reviews the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk and is an important factor in shaping the Company’s approach to executive compensation. See “Executive Compensation Discussion and Analysis” on page 27.

The Company’s executive compensation program design and oversight provide a number of controls that mitigate compensation risks, including the following:

  the performance goals used to determine bonuses and vesting of performance-based equity awards are measures that the Compensation Committee believes drive long-term Shareholder value;

  the Compensation Committee attempts to set ranges for performance-based measures that incentivize executives while discouraging excessive risk-taking to achieve short-term results;

  the Company has adopted a new Compensation Recoupment Policy; and

  the Company has adopted a more robust share ownership policy.

The Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Board takes a conservative approach to executive compensation, rewarding individuals for the success of the Company, incentivizing them to continue to succeed through the grant of long-term incentive awards and aligning their interests with those of shareholders through those grants.

For a detailed explanation of the risks applicable to the Company and its businesses, see the “Risk Factors” section in the Annual Information Form dated February 22, 2018, filed at www.sedar.com and at www.edgar.com. They are also available on our website at www.tahoeresources.com.

Hedging Policy

Executives of the Company with a designation of Vice President or higher are required to meet specified equity ownership targets to further align their interests with those of Shareholders. The Company believes that transactions that hedge, limit, or otherwise change an insider’s economic interest in and exposure to the full rewards and risks of ownership of the Company’s securities would be contrary to this objective.

For that reason, all insiders of the Company are prohibited from engaging in the following transactions with respect to securities of the Company:

a)	short sales;

b)	monetization of equity awards (stock Options, Deferred Share Awards, Restricted Share Awards, Performance Share Awards) before vesting;

c)	transactions in derivatives in respect of Company securities, such as put and call Options; or

d)	any other hedging or equity monetization transactions where the insider’s economic interest and risk exposure in Company securities are changed, such as collars or forward sale contracts.

Compensation Recoupment Policy

The Board has adopted a Compensation Recoupment Policy concerning awards made under the Company's incentive plans. The policy applies to i) current and former officers, ii) any current or former Vice President of Operations of any subsidiary of the Company, and iii) such other employees who may from time to time be deemed subject to the policy by the Board (“Covered Persons”). Under the policy, Covered Persons are required to reimburse all or a portion of incentive compensation received in certain circumstances. Specifically, reimbursement of full or partial compensation from a Covered Person applies where:

•

the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a restatement of all or a portion of the Company's financial statements;

22	Tahoe Resources Inc.

•	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

•	the incentive compensation payment received would have been lower had the financial results been properly reported.

Compensation Committee

Information about the Company's Compensation Committee and the skills and experience of its members in making decisions with respect to compensation policies and practices of the Company can be found under the heading "Compensation Committee" commencing on page 47 of this Information Circular.

DIRECTOR COMPENSATION

The Company's Directors' compensation is designed to attract and retain high caliber Board members. Comparative data for the companies listed below was accumulated from a number of external sources and evaluated for the Company’s Director Compensation. These companies are collectively referred to as the “2017 Peer Group”:

TABLE 1 – 2017 PEER GROUP
Alamos Gold	Eldorado Gold	Pan American Silver
B2 Gold	Hecla Mining	Wheaton Precious Metals
Centerra Gold	Iamgold	Yamana Gold
Detour Gold	New Gold

The Board meets annually to review the adequacy and form of Directors’ compensation, and to ensure the Company’s approach to Board compensation is:

a)	competitive at the median of the Company’s Peer Group;

b)	reflects best practice; and

c)	takes into account governance trends.

The Compensation Committee regularly reviews and assesses the appropriateness of the Peer Group and makes changes as needed. The Company’s 2018 Peer Group for purposes of compensation analysis is detailed under the heading “Benchmarking” on page 27.

Director compensation information below is presented with respect to the Board as it was constituted at the end of the financial year. Effective October 1, 2015, the Directors agreed to a 10% reduction in their annual retainer fee in response to cost-cutting measures recommended by management. This reduction has remained in place since that time making annual Director fees US$90,000 and Lead Director fees US$153,000. In addition, to align with Shareholders and in compliance with the Amended Share Plan included in this Circular and proposed for Shareholder approval at the Meeting, each Director receives a Restricted Share Award grant targeted at no more than C$150,000 in grant value.

TABLE 2 – DIRECTOR COMPENSATION
Name	Fees Earned(1) ($)	Share-Based Awards(2)(3) ($)	Option-Based Awards ($)	Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Tanya M. Jakusconek	90,000	76,803	Nil	Nil	Nil	166,803
Charles A. Jeannes	90,000	112,134	Nil	Nil	Nil	202,134
Drago G. Kisic	90,000	76,803	Nil	Nil	Nil	166,803
Alan C. Moon	90,000	76,803	Nil	Nil	Nil	166,803
A. Dan Rovig, Lead Director	173,000	76,803	Nil	Nil	Nil	249,803
Paul B. Sweeney	130,000	76,803	Nil	Nil	Nil	206,803
James S. Voorhees	110,000	76,803	Nil	Nil	Nil	186,803
Kenneth F. Williamson	110,000	76,803	Nil	Nil	Nil	186,803
___________
(1)	Directors are also reimbursed for their Board-related expenses incurred on behalf of the Company.

(2)	The fair value of the Restricted Share Awards to Directors in 2017 was based on C$11.65 and the exchange rate of US$0.7325 on the grant date.

(3)

Mr. Jeannes was appointed to the Board effective January 1, 2017, at which time he was granted 3,750 Restricted Share Awards at a price of C$12.65 and the exchange rate of US$0.7448 on the grant date. This one-time grant was in addition to the annual grant awarded to all independent Directors.

2018 Notice of Meeting and Management Information Circular	23

The Executive Chair and the President and Chief Executive Officer do not collect Board fees. No additional fees, including meeting fees, were paid to Directors in 2017. Director compensation is subject to review and possible change on an annual basis. Non-employee board members will not be eligible for Option grants under our Amended Share Plan included in this Circular and proposed for Shareholder approval at the 2018 AGM.

The following table provides information regarding awards granted to the non-executive Directors of the Company that have vested or have been earned by those Directors during the period from January 1, 2017 to December 31, 2017. No non-employee Director has received an Option award grant or any non-equity incentive compensation from the Company since 2011. In addition, Directors are not eligible to receive award grants under the Amended Share Plan included in this Circular and proposed for Shareholder approval at the 2018 AGM.

TABLE 3 – DIRECTOR UNEXERCISED AWARDS
Name	Option-Based Awards – Value Vested During the Period(1) ($)	Share-Based Awards – Value Vested During the Period(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Period ($)
Tanya M. Jakusconek	Nil	76,803	Nil
Drago G. Kisic	Nil	112,134	Nil
Alan C. Moon	Nil	76,803	Nil
A. Dan Rovig	Nil	76,803	Nil
Paul B. Sweeney	Nil	76,803	Nil
James S. Voorhees	Nil	76,803	Nil
Kenneth F. Williamson	Nil	76,803	Nil
___________
(4)	As at December 31, 2017 all Option-based awards had vested.

(5)	For share-based awards, the fair value was based on the C$11.65 market price of the Common Shares and the exchange rate of C$0.7325.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed Director of the Company is, or within ten years prior to the date hereof has been, a Director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant Company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed Director was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant Company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer.

No proposed Director of the Company is, or within ten years prior to the date hereof has been, a Director or executive Officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed Director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed Director.

24	Tahoe Resources Inc.

EXECUTIVE COMPENSATION MESSAGE FROM THE COMPENSATION COMMITTEE CHAIR

Dear Fellow Shareholder,

At our 2017 Annual meeting of Shareholders, Tahoe’s advisory Say on Pay resolution received the support of only 74% of votes cast. As Tahoe received less than overwhelming support for our compensation program last year, we quickly initiated plans to review and address the concerns of our Shareholders. Those plans also considered the feedback received from ISS and Glass Lewis in connection with the 2017 meeting. Over the course of 2017 and the beginning of 2018, the Compensation Committee worked closely with Willis Towers Watson, an independent compensation consultant, to analyze our practices and ensure our executive compensation program was competitive, fair, and aligned with our Shareholders’ interests and experience. As Chair of the Compensation Committee, I would like to share with you some key changes we have begun implementing in our executive compensation program in 2018 and beyond.

The feedback we received from Shareholders and proxy advisory firms was considered carefully and led to the subsequent changes made to our executive compensation program. In the table below, we have listed the concerns raised by ISS and Glass, Lewis and I have outlined the actions taken by the Committee and Board in response.

Concern	Comment	Action for Future
Excise Tax Gross-Up	At Tahoe’s inception, excise tax gross-up in the event of change of control were common market practice. This provision exists in four of our NEO executive agreements and is capped at a benefit value of one times the NEO’s base salary. In part because the technical complexities of the benefit make it difficult for Shareholders to assess its value, the practice of granting excise tax gross-ups has fallen out of favour.	While Tahoe is legally obligated to adhere to the binding contracts with its NEOs, as of August 2017, Tahoe committed that no new employment agreements will include excise tax gross-up provisions. Those currently enacted will maintain the cap on value at one time’s base salary. Calculations will be estimated and disclosed in the Management Information Circular for each annual meeting of Shareholders.
No Compensation Recoupment (or Clawback) Policy	Tahoe did not have a compensation recoupment policy that applied to our incentive plans.	At the February 23, 2018 meeting of our Board of Directors, the Board unanimously approved a Compensation Recoupment Policy. If triggered, this policy requires reimbursement of all or a portion of incentive compensation received. A full description of this policy can be found on page 22.
Lack of rationale for granting a special bonus in 2016 to the President and CEO	On May 19, 2016, the Board granted a discretionary bonus to the President and CEO equal to $100,000. In disclosing this bonus, we failed to transparently identify the reasons the Board acted to award this bonus. The bonus was paid in acknowledgement of successful commissioning and start of production at Shahuindo, a project added to our portfolio after establishing and communicating our 2016 goals to our Shareholders.	Special bonuses have never been a regular practice of Tahoe and will not be in the future. We will strive to be transparent on our incentive goals and continue to hold our executives accountable.
Lack of disclosure of bonus assessment

In regards to our short term incentive program (“STIP), our practice had been to report where we scored on our corporate safety and performance, while not showing the actual performance achieved to result in the scoring.

We had not incorporated any visual representation of the performance score for the different bonus measure categories.

We have improved communication of executive performance in terms of our STIP criteria by expanding our description of each goal in terms of score possible, actual performance, and resulting award. We have included new information to clearly show each executive’s STIP performance and how the Committee made its calculations.

2018 Notice of Meeting and Management Information Circular	25

Concern	Comment	Action for Future
Committee discretion incorporated in short-term-incentive program

In 2017, our STIP was based on 3 categories of criteria, with a weighting as follows:

• 30% based on corporate safety and performance;

• 20% based on achievement of each executive’s goals; and

• 50% based on qualitative criteria at the discretion of the Board.

In 2018, while our categories of criteria are similar, the weighting has been adjusted to reduce the level of Committee discretion by one-half. The weighting for 2018 will be as follows:

• 50% based on corporate safety and performance;

• 25% based on achievement of each executive’s goals; and

• 25% based on qualitative criteria at the discretion of the Board.

This reduces the discretionary nature of the STIP program while allowing the Committee to maintain the ability to adjust total compensation to align with Shareholder return.

Additionally, you will see in this year’s STIP discussion, we have increased the transparency and communication of each executive’s STIP performance and how the Committee made its calculations.

No performance- based long-term incentives	Tahoe has not had a performance-based long-term incentive program.	We are presenting a Performance Share Award Plan for Shareholder approval at the Meeting. Terms of the Performance Share Award Plan can be found on pages 11-14, and the full plan can be found as Schedule B attached to this Management Information Circular.

We have also adopted a more robust Share Ownership Policy, which is discussed under Share Ownership by Executives on page 37 and Share Ownership by Directors on page 42.

The Board of Directors and management are committed to engaging and listening to our Shareholders and are confident these changes will be welcomed by those Shareholders who were supportive of our practices as well as those who indicated concerns. We are also committed to aligning our Shareholder experience and interests with that of management and the Board and feel the changes to our compensation program bring us closer to that goal. We will continue to review our practices and assess them against emerging best practices.

On behalf of the Board of Directors and the Compensation Committee, we encourage you to read the Compensation Discussion & Analysis section of this Management Information Circular before you vote on our executive compensation program by proxy or at the Meeting. If you have any questions about our executive compensation program, feel free to contact us by phone at 775-448-5800.

Yours Sincerely,

Kenneth F. Williamson
Chairman of the Compensation Committee
Tahoe Resources Inc.

26	Tahoe Resources Inc.

EXECUTIVE COMPENSATION

The balance of this section focuses on a discussion and analysis of compensation for our Named Executive Officers (“NEOs”), who were as follows for 2017:

Executive Compensation Discussion and Analysis

Our approach to executive compensation is to provide suitable compensation for executives that is equitable and competitive and reflects individual achievement. Our compensation arrangements are designed to attract and retain highly qualified individuals who are able to carry out our business objectives.

One of the Company’s primary objectives is to create long-term Shareholder value through consistent outperformance relative to its peers. The compensation program is closely tied to this goal as it is designed to: align the performance objectives of executives with maximizing long-term Shareholder value; link the operating and market performance of the Company to executive compensation; and provide market competitive pay in order to attract new employees of the highest caliber and retain high-performing executives.

Total compensation for NEOs is set with reference to the Peer Group of companies for similar job descriptions in similar locations. The total compensation target for NEOs is approximately at the 50th percentile of the Peer Group. The four basic components of executive compensation since the Company completed its initial public offering (“IPO”) in June 2010 have been the following:

•	base salary;
•	short-term incentive plan (“STIP”);
•	long-term incentive plan (“LTIP”); and
•	extended and group benefits.

Benchmarking

Comparative data for the Peer Group was evaluated after being accumulated from a number of external sources. The Compensation Committee regularly reviews and assesses the appropriateness of the Peer Group and makes changes as needed based on the following selection criteria:

•	similar industry – intermediate precious metals producer;
•	similar market – capitalization range between 0.25x and 4x; and
•	similar revenues – revenues range between 0.25x and 4x.

For 2018, the Peer Group was adjusted to replace Yamana Gold and Wheaton Precious Metals with Kirkland Lake Gold and OceanaGold. The following 11 companies represent the 2018 Peer Group:

TABLE 4 – 2018 PEER GROUP
Alamos Gold	Eldorado Gold	New Gold
B2 Gold	Hecla Mining	OceanaGold
Centerra Gold	Iamgold	Pan American Silver
Detour Gold	Kirkland Lake Gold

2018 Notice of Meeting and Management Information Circular	27

Role of Compensation Consultants

The Compensation Committee engaged Willis Towers Watson as its independent compensation consultant during 2017. The consultants provided support at the direction of the Committee, with all work products delivered to the Committee Chair. The Committee reviewed and ensured the independence of Willis Towers Watson in connection with all advice provided.

In 2017, Willis Towers Watson performed an executive compensation review, provided recommendations for alignment with market practice, and assisted in developing our proposed Performance Share Award Plan. The following table provides information about fees paid to Willis Towers Watson in respect to its services provided to the Compensation Committee in respect of the years ended December 31, 2017 and December 31, 2016.

Willis Towers Watson	2017 Fees	2016 Fees
Executive Compensation-Related Fees	46,426	-
All Other Fees	-	-
Total	46,426	-

Elements of Compensation (Base Salary, STIP, LTIP, Extended and Group Benefits)

Base Salary

Base salary forms an essential element of the Company’s compensation mix, as it is the base measure to compare and remain competitive relative to the Peer Group. Base salaries for NEOs were recommended to the Compensation Committee by the CEO. The CEO did not make a recommendation with respect to his own salary. The Compensation Committee and the Board approved the salary ranges for the Executive Officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. Annual base salary levels are fixed, and they are generally targeted at or below the 50th percentile of the Peer Group. Annual base salary levels are used as the basis to determine other elements of compensation.

Short Term Incentive Plan (“STIP”)

The STIP provides executives and management employees an incentive to achieve annual goals consistent with operating, financial and corporate responsibility measurements that can generally be improved over time. Amounts payable under the STIP are cash based and are linked to safety, cash cost silver, cash cost gold, silver ounces produced in concentrate, gold ounces produced, increase in gold reserves, project(s) completion, overall corporate performance, and individual achievement.

STIP criteria include three general categories:

corporate safety and performance;
qualitative criteria; and
achievement of executive goals.

2017 STIP CRITERIA

The Compensation Committee approved STIP measurement criteria for determining the 2017 STIP bonus payments which will be paid in the first quarter of 2018. Fifty percent of STIP was measured by qualitative criteria at the discretion of the Board, 30% of the STIP was determined by the Compensation Committee using corporate safety and performance measures, and 20% was measured by performance to individual executive goals.

28	Tahoe Resources Inc.

STIP Criteria Category: Corporate Safety and Performance – 2017

A total of 30% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

The table below illustrates actual performance for 2017 Corporate Safety and Performance.

TABLE 5 – CORPORATE SAFETY AND PERFORMANCE AWARD PERCENTAGES ACHIEVED
2017 Corporate Safety and Performance Award Percentages Achieved	Actual	Award %	Points Awarded
Safety Component
• Incident Rate was less than .63	.53	100%	5
Total Cash Cost Silver
• Less than $7.00 per Ag ounce produced	$6.15	100%(1)	5.0
Silver Oz. Produced in Concentrate
• Less than 18 million	9.7M	50%(1)	2.5
Total Cash Cost Gold
• Less than $700 per Au ounce	$641	150%	7.5
Gold Oz. Produced in Doré
• Greater than 425,000	445,000	150%	7.5
Increase Gold Reserves
• Increase gold reserves to 3,656,000 ounces, representing a post-production increase of 300K ounces	399,000	100%	5

(1)

While in production in 2017, Escobal was on track to achieve 100% award in ounces produced and 150% award in total cash cost silver. Due to the license suspension, the Compensation Committee exercised discretion to cap the award for Total Cash Cost Silver at 100% and award 50% for Silver Oz. Produced in Concentrate.

STIP Criteria Category: Qualitative Criteria – 2017

A total of 50% of 2017 STIP is based on qualitative factors relating to overall corporate performance, including such factors as stock price performance relative to peers, corporate social responsibility performance, exploration and corporate/project development factors.

When analyzing the award of points for the qualitative factors, the Compensation Committee considered five major aspects of our business not covered by the performance outlined above.

Share Price: During the period 2015 to 2017, share price performance has been disappointing due to a series of factors. Financial performance in total and measured on per share basis has consistently met or exceeded guidance during the same period. Undoubtedly, the poor stock price performance was primarily driven by the suspension of Escobal operations in 2017. The 2017 plan includes stock price performance as one of five categories to be considered. The weight for share price performance in the STIP for 2017 is 20% of the qualitative score or 2 of 10 points for qualitative factors.

Sustainability: While we have made great strides in our sustainability and community relations programs, we continue to find areas for improvement. Guatemala saw the development of the roadblock at Casillas and we identified areas for improvement in Peru. We hired a new Director of Sustainability and key people in Peru and are reviewing final candidates for assistance in Guatemala. The Corporate Director of Sustainability and the team in Guatemala have made significant advances and we were able to resolve social grievances in Peru. In 2017, we also had a well-received annual Sustainably Report produced. We believe we are well positioned going into 2018, but our results on the ground in 2017 did not meet our desired standards. Sustainability programs in the 2017 STIP make up 20% of the qualitative score resulting 10 points available in total (2 for Canada, 4 for Guatemala, and 4 for Peru.)

2018 Notice of Meeting and Management Information Circular	29

Based on our 2017 performance, we awarded 2 points for Guatemala, 2 points for Peru and 2 points for Canada for total award of 6 of 10 points.

Exploration/Corporate Development: During 2017, we replaced all production ounces at Shahuindo, delivered significant reserve and resource increases Timmins and Bell Creek operations and substantially increased gold and copper resources at La Arena. Despite a drastic mid-year budget reduction to exploration, we met our 2017 exploration goals by increasing gold reserves by 12% and gold resources by 33% net of record gold production during the year. We advanced new opportunities at Agua Blanca in Peru and Juby in Canada and grew targets in the North Corridor at Shahuindo. Exploration was successful in identifying water resources to support the expansion of Shahuindo to 36,000 tpd. Additionally, project evaluation and exploration has advanced our understanding of our property portfolio to identify properties that have the potential to become core assets and those which we should divest as non-core assets. Based on this performance we awarded 7 of 10 points.

Projects: Our two main projects for 2017 were 1) Crushing and Agglomeration at Shahuindo, which we awarded 3 of 5 points, and 2) Bell Creek Shaft, which we awarded 4 of 5 points. Both projects are well within guidance for meeting our production guidance in 2019, but have not achieved stretch goals and therefore were awarded 7 of 10 points.

Other Corporate: Despite the challenges of 2017, our team has worked diligently to keep Tahoe on the right track. We grew our financing from $150m to $300m and then refinanced to avoid potential default events related to the suspension of operations at Escobal. We have advanced the adoption of the UN Guiding principles, Voluntary Principals for Human Rights and re-emphasized our commitment on sustainability throughout the organization. We awarded 8 of 10 points.

STIP Criteria Category: Achievement of Executive Goals – 2017

The remaining 20% of 2017 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee.

•

The Executive Chair does not collect a STIP Bonus or new equity awards. Beginning in 2015, Mr. McArthur no longer had an executive employment agreement with the Company identifying his Target as a Percent of Salary, among other terms.

•

The President and CEO’s performance factors include: leading the organization to meet or exceed expectations and accomplishing strategic goals and objectives for the year; advancing the strategic planning process for the Company; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; assuring growth in skills and performance in the Company’s management team; enhancing the depth and accuracy of the Company’s budgeting and planning process; integrating operations results and financial reporting; timely completion of resource calculations and feasibility studies for new projects; meeting or exceeding forecasts for mine production and operating costs; assisting with investor relations meetings and conferences; recruiting, retaining and developing the Company’s operating and finance management teams; and continuously monitoring and improving safety, community relations and environmental performance at operations.

•

The CFO’s performance factors include: maintaining the Company’s strong financial position, liquidity and safe investment of cash resources; continuous improvement to the financial team’s performance; accurate tax and royalty accounting and timely payments; managing a growing finance and accounting function commensurate with the Company’s growth; accurate and timely reporting of financial results; and appropriate risk management and successful implementation of controls such as those defined under Sarbanes-Oxley.

•

The Vice President of Exploration’s performance factors include: leading the exploration department and meeting or exceeding drilling goals; maintaining concession titles; moving new targets into exploration concession status and staking new concessions where appropriate; growing and increasing confidence in mine resources; recruiting, retaining and developing the exploration team; identifying and analyzing potential new business opportunities; and continuously monitoring and improving safety, community relations and environmental performance at exploration operations.

•

The Executive Vice President Corporate Affairs and General Counsel’s performance factors include: leading the Legal Department and meeting all filing and disclosure requirements in conjunction with the CFO’s office; providing oversight of human resources; maintaining regulatory compliance in multiple jurisdictions; aiding with the maintenance of concession titles; maintaining accurate and timely Shareholder records; monitoring, enhancing and reporting on corporate governance; managing the government affairs program in North America; maintenance of corporate books and records; and overseeing all legal and

30	Tahoe Resources Inc.

STIP Bonus Payment Awards

The formula below establishes a starting point for the Compensation Committee to determine STIP payouts.

Actual performance for the NEOs 2017 STIP payouts based on the formula above is indicated in the table below:

TABLE 6 – NEO 2017 STIP PERFORMANCE
NEO Name and Principal Position	Base Salary	Target STIP % (% of Base Salary)	Target STIP Award	Corporate Safety and Performance (Score x Weight)	Qualitative Criteria (Score x Weight)	Achievement of Executive Goals (Score x Weight)	Total STIP as % of Target	STIP Earned for 2017 (Paid in 2018)(1)
Ron Clayton, President and CEO	750,000	100%	750,000	32.5	30	15	77.5	581,250
Elizabeth McGregor, VP and CFO	365,750	60%	219,450	32.5	30	15	77.5	170,074
Brian Brodsky, VP Exploration	332,500	60%	199,500	32.5	30	15	77.5	154,613
Edie Hofmeister, EVP Corporate Affairs and General Counsel	365,750	60%	219,450	32.5	30	15	77.5	170,074
___________
(1)	Executive Chair does not participate in the STIP program

2018 STIP CRITERIA

STIP criteria will include three general categories:

1.	Corporate Safety and Performance;
2.	Qualitative Criteria; and
3.	Achievement of Executive Goals.

The Compensation Committee has approved STIP measurement criteria for determining 2018 STIP bonus payments scheduled for the first quarter of 2019.

2018 Notice of Meeting and Management Information Circular	31

1.	STIP Criteria Category: Corporate Safety and Performance – 2018

A total of 50% of 2018 STIP will be calculated based on the following corporate safety and performance measures that can range between zero and 150% payout, depending on performance:

•	10% – safety component measured against “All Occurrences Incident Rate” (“IR”) for all mining operations. Incident rates will be calculated using the US MSHA standard for these criteria and will include contractors and exploration sites.

•	0% award on IR greater than .95 or any work-related fatality
•	50% award on IR between .79 and .63
•	100% award on IR less than .63

•	5% – All-In Sustaining Cost silver

•	0% if more than $10.00 per Ag ounce produced
•	0% - 100% sliding scale if between $10.00 and $9.50 per Ag ounce
•	150% if less than $9.50 per Ag ounce

•	5% – 2018 average monthly silver ounces produced in concentrate during months following first concentrate production at Escobal

•	0% if less than 1.7 million ounces
•	0% - 100% sliding scale if between 1.7 and 2 million ounces
•	150% if greater than 2 million ounces

•	5% – All-In Sustaining Cost Gold

•	0% if greater than $1100 per Au ounce
•	0% - 100% sliding scale if between $1100 and $1000 per Au ounce
•	150% if less than $1000 per Au ounce

•	5% – 2018 gold ounces produced

•	0% if less than 400,000
•	0% - 100% sliding scale if between 400,000 and 475,000 ounces
•	150% if greater than 475,000

•	5% – Increase gold reserves by 10% in 2018 for publication in Q1 2019
•	7.5% – Commission Crushing and Agglomeration at Shahuindo. Sustain 80% throughput on completed
•	36,000 ton/day Crushing and Agglomeration circuit for 30 days in 2018
•	7.5% – Bell Creek Shaft Project. Achieve 50,000 ton/month draw from the Bell Creek Mine by end of 2018

2.	STIP Criteria Category: Qualitative Criteria – 2018

A total of 25% of 2018 STIP will be based on qualitative factors relating to overall corporate performance, including such factors as environmental, corporate social responsibility performance, exploration and corporate/project development factors.

3.	STIP Criteria Category: Achievement of Executive Goals – 2018

The remaining 25% of 2018 STIP will be based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee.

Long Term Incentive Plan (“LTIP”)

In 2017, the Company’s compensation arrangement includes LTIP share Options and share Awards. Share Option and share Award compensation is designed to align the interests of Executive Officers with the longer-term interests of the Shareholders. LTIP awards to NEOs were recommended to the Compensation Committee by the CEO and the Executive Chair. The CEO did not make a recommendation with respect to his own LTIP award. The Compensation Committee and the Board approved the LTIP awards for the Executive Officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. LTIP targets are generally set to bring total compensation to approximately the 50th percentile of the Peer Group. Additional information on our Share Plan, and the process used to grant share Options and share Awards, can be found under the heading “Securities Authorized for Issuance under Equity Compensation Plans” on page 53.

32	Tahoe Resources Inc.

In recognition of feedback from Shareholders, pending Shareholder approval, the 2018 LTIP program will introduce PSAs weighted at a minimum of 50% of the overall NEO LTIP award. Starting with the 2018 LTIP grants, NEOs will be granted share Options and/or share Awards, as well as PSAs. LTIP awards are targeted at a percentage of base salary based on the table below. Additionally, at the time of grant, the Committee will have the ability to adjust the LTIP grant of each NEO by 25% at its discretion. PSA grants will have a cliff-vest after three years, with exception of the 2018 grant which will vest 50% in year two, and 50% in year three. The 2018 vesting arrangement is meant to bridge the total compensation during the transition from 3 year-tiered vesting LTIP to the introduction of the cliff-vesting component. Additional information on our Performance Share Award Plan, and the process used to grant Performance Share Awards, can be found under the heading “Approving the Performance Share Award Plan” on page 11. The proposed Performance Share Award Plan document is attached to this Circular as Schedule B.

TABLE 7 – NEO 2018 LTIP TARGETS
NEO(1)	Salary	Target LTIP	LTIP Award Range
Executive Chair	$400,000	N/A	N/A
President and CEO	$750,000	200%	150% - 250%
VP and CFO	$365,750	150%	112.5% - 187.5%
VP Exploration	$332,500	125%	93.75% - 156.25%
EVP Corporate Affairs and General Counsel	$365,750	150%	112.5% - 187.5%
__________
(1)	Executive Chair does not participate in the LTIP program.

The following table lists the number of share-based Awards issued in the form of Deferred Share Awards and the value of such Awards at the time of grant. Deferred Share Awards are granted with three year tiered vesting on the anniversary of the grant date (one-third each year).

TABLE 8 – SHARE-BASED AWARDS ISSUED (DEFERRED SHARE AWARDS)
NEO Name and Principal Position	Year	Number of Deferred Share Awards(1)	Value ($)
C. Kevin McArthur, Executive Chair(2)	2017	0	0
	2016	30,000	300,137
	2015	36,000	451,358
Ron Clayton, President and CEO(3)	2017	30,000	241,843
	2016	30,000	300,137
	2015	30,000	376,132
Elizabeth McGregor, VP and CFO(4)	2017	15,000	120,922
	2016	21,000	210,096
	2015	15,000	188,066
Brian Brodsky, VP Exploration	2017	9,000	72,553
	2016	21,000	210,096
	2015	21,000	263,292
Edie Hofmeister, EVP Corporate Affairs and General Counsel	2017	15,000	120,922
	2016	21,000	210,096
	2015	21,000	263,292
____________
(1)

The value for 2017, 2016, and 2015 Deferred Share Award grants was calculated using a grant share price of C$10.74 per share and exchange rate of C$1.00 – $0.7506, grant share price of C$13.02 per share and exchange rate of C$1.00 – $0.7684, and grant share price of C$15.68 per share and exchange rate of C$1.00 – $0.7996, respectively.

(2)

Beginning in 2015, Mr. McArthur no longer had an executive employment agreement with the Company identifying his Target as a Percent of Salary, among other terms. Now solely serving as Executive Chair, he does not collect a STIP Bonus or new equity Awards.

(3)	Ron Clayton was appointed President and CEO on August 16, 2016.

(4)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016.

2018 Notice of Meeting and Management Information Circular	33

The executive team was granted share-based Option awards on April 7, 2015, March 9, 2016, and March 14, 2017. Option awards are granted with three year tiered vesting (one-third vest after each of the first three years) and five year expiry dates. The value of these Option-based awards is reflected in the compensation tables below:

TABLE 9 – OPTION-BASED AWARDS
NEO Name and Principal Position	Year	Number of Options (1)(2)	Value (1)(2)(3) ($)
C. Kevin McArthur, Executive Chair	2017	Nil	Nil
	2016	145,000	442,250
	2015	Nil	Nil
Ron Clayton, President and CEO(4)	2017	150,000	315,000
	2016	120,000	366,000
	2015	120,000	439,342
Elizabeth McGregor, VP and CFO(5)	2017	90,000	189,000
	2016	90,000	274,500
	2015	60,000	219,671
Brian Brodsky, VP Exploration	2017	60,000	126,000
	2016	90,000	274,500
	2015	90,000	329,507
Edie Hofmeister, EVP Corporate Affairs and General Counsel	2017	90,000	189,000
	2016	90,000	274,500
	2015	90,000	329,507
____________
(1)

Options granted on March 14, 2017 were valued at US$2.10 using the Black Scholes model, with the exercise price of C$7.17 per share, an expected term of three and a half years and volatility of 51%. The Options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(2)

Options granted on March 9, 2016 are valued at US$3.05 using the Black Scholes model, with the exercise price of C$12.38 per share, an expected term of three and a half years and volatility of 51%. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(3)

Options granted on April 7, 2015 were valued at $3.66 using the Black Scholes model, with the exercise price of C$15.68 per share, an expected term of three years and volatility of 48%. The Options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(4)	Ron Clayton was appointed President and CEO on August 16, 2016.

(5)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016.

Extended and Group Benefits

The Company offers health benefits, life insurance, disability insurance and a 401(k) program for U.S. employees. Such benefits are designed to be competitive with equivalent positions in comparable Canadian and U.S. organizations. The Company does not provide pensions.

Performance Graph

The following graph compares the change in the Company’s cumulative total shareholder return on the Company’s Common Shares against the S&P/TSX Composite Total Return Index for the last five most recently completed financial years.

34	Tahoe Resources Inc.

The Company’s approach to compensation is closely tied to its goal of creating long-term Shareholder value through consistent outperformance relative to its peers. As shown on the performance graph, cumulative TSR had largely exceeded the returns of the S&P/TSX Total Return Index until the time the Company began to experience challenges with the suspension of the Escobal mining license in July 2017, after which the value of Company’s Common Shares deteriorated significantly. Total paid compensation for NEOs has not followed the trend shown on the performance graph, with gradual increases in total paid compensation throughout this period.

The Company believes that its executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of Shareholders. The Company's management team, including the NEOs, are not compensated solely on performance of the Company’s Common Shares in the market, as compensation also takes into account many key operational matters and the need to retain key employees.

Executive Management Succession Plan

The Company has a succession plan for the CEO and the executive team. The Compensation Committee worked with the CEO and the Executive Chair to update the succession plan in 2017 and to review it with the entire Board in executive session. The plan includes a succession strategy for the CEO, each of the CEO’s direct reports as well as other key positions in the Company.

The Board is responsible for:

•	ensuring there is an orderly succession plan for the position of CEO;
•	reviewing and approving the succession planning for each of the CEO’s direct reports;
•	ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the CEO or any of his direct reports; and
•	ensuring that the CEO has a succession planning process in place for other members of senior management in key positions.

The Board took steps in each year from 2010 to 2017 to meet with the executive team and employees who have been identified as potential executives. These steps included participation in informal gatherings surrounding regularly scheduled Board meetings, formal and informal presentations during Board meetings and project tours in 2010, 2012, 2013, 2014, 2016 and 2017 that included the management teams from Tahoe, Minera San Rafael, Timmins West and Bell Creek, Canada and Shahuindo and La Arena in Peru.

Summary Compensation Table

The following table provides information regarding compensation for the years ended December 31, 2017, 2016, and 2015, paid to or earned by the individuals who served as NEOs of the Company during such period.

TABLE 10 – NEO COMPENSATION
NEO Name and Principal Position	Year	Salary(1)(10) ($)	Share- Based Awards(2) ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation		All Other Compensation(5) (9) ($)	Total Compensation ($)
					Annual Incentive Plans(4) ($)	Long-term Incentive Plans ($)
C. Kevin McArthur(6), Executive Chair	2017	400,000	0	Nil	0	Nil	Nil	400,000
	2016	400,000	300,137	442,250	0	Nil	Nil	1,142,387
	2015	454,166	451,358	Nil	600,000	Nil	Nil	1,505,524
Ron Clayton(7), President and CEO	2017	725,000	241,843	315,000	581,250	Nil	29,662	1,892,756
	2016	600,000	300,137	366,000	397,800	Nil	27,702	1,691,639
	2015	540,000	376,132	439,342	387,600	Nil	30,741	1,773,815
Elizabeth McGregor(8), VP and CFO	2017	357,438	120,922	189,000	170,074	Nil	22,212	859,645
	2016	299,687	210,096	274,500	112,119	Nil	19,260	915,662
	2015	257,250	188,066	219,671	126,000	Nil	22,066	813,053
Brian Brodsky, VP Exploration	2017	332,500	72,553	126,000	154,613	Nil	45,612	731,278
	2016	332,500	210,096	274,500	112,119	Nil	41,258	970,473
	2015	319,166	263,292	329,507	175,560	Nil	40,237	1,127,762
Edie Hofmeister, EVP Corporate Affairs and General Counsel	2017	396,714	120,922	189,000	170,074	Nil	139,600	1,016,310
	2016	349,125	210,096	274,500	112,119	Nil	102,300	1,048,140
	2015	319,166	263,292	329,507	175,560	Nil	19,929	1,107,454

2018 Notice of Meeting and Management Information Circular	35

_________
(1)

Amounts disclosed for 2017 reflect compensation adjustments for Mr. Clayton and Ms. McGregor effective April 1, 2017, the date the Board of Directors set when it approved executive salaries for 2017. Ms. Hofmeister’s compensation was adjusted August 16, 2017, the date the Board of Directors approved her promotion to Executive Vice President Corporate Affairs.

(2)

For share-based Awards, the fair value was based on the market price of the Common Shares and the exchange rate on the grant date. The grant date fair value of share-based Awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)

Represents the grant date fair value for Option-based awards. Both the grant date fair value and accounting fair value for Option-based awards are calculated using the Black-Scholes model using the assumptions described in the table under “Share Option Values and Assumptions” below. (Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted.) The grant date fair value of Option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms. See Table 7 for Option values and assumptions.

(4)

Mr. Clayton received a bonus of $100,000 at the discretion of the Board on May 19, 2016 for successful completion of commercial production at Shahuindo. See “Executive Compensation Message from the Compensation Committee Chair” on page 25.

(5)	“All other compensation” includes health benefits, life insurance, disability insurance and a 401(k) program for participating employees.

(6)

Beginning in 2015, Mr. McArthur no longer had an executive employment agreement with the Company identifying his Target as a Percent of Salary, among other terms. Now solely serving as Executive Chair, he does not collect a STIP Bonus or new equity awards.

(7)	Mr. Clayton was appointed President and CEO of the Company on August 16, 2016. Prior to such appointment, Mr. Clayton served as President and COO.

(8)	Ms. McGregor was appointed Vice President and CFO of the Company on August 16, 2016. Prior to such appointment, Ms. McGregor served as the Vice President and Treasurer since October 7, 2013.

(9)	This includes living expenses or perquisites associated with Ms. Hofmeister’s travel and stay at operations abroad.

(10)	Prior years' salary figures have been adjusted, as such figures were presented on an accrual basis in error.

Share Option Values and Assumptions

The following table describes the assumptions and calculations used in the Black-Scholes models for the grant date fair value and the accounting fair value of Option-based awards in U.S. dollars.

TABLE 11 – SHARE OPTION VALUES AND ASSUMPTIONS
Share Options	Grant Dates
	Mar-17	Mar-16	Mar-15
Share price at grant date	$7.41	$12.38	$12.54
Exercise price	$7.41	$12.38	$12.54
Expected volatility (weighted average volatility)	51%	51%	48%
Option life (expected weighted average life)	3.5	3.5	3.0
Expected dividends	3.34%	2.52%	1.94%
Risk-free interest rate (based on government bonds)	1.07%	0.57%	1.52%
Resulting fair value at grant date in CAD	$2.10	$ 3.05	$ 3.66

Incentive Plan Awards

The following table provides information regarding NEO awards outstanding as at December 31, 2017.

TABLE 12 – NEO AWARDS OUTSTANDING
NEO Name and Principal Position	Option-based Awards				Share-based Awards
	Number of Securities underlying unexercised Options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
C. Kevin McArthur, Executive Chair	145,000	12.38	9-Mar-21	0	20,000	95,913	Nil
	N/A	Nil	Nil	0	Nil	Nil	Nil
Ron Clayton(3), President and CEO	150,000	10.00	14-Mar-22	0	30,000	143,870	Nil
	120,000	12.38	9-Mar-21	0	20,000	95,913	Nil
	120,000	15.68	7-Apr-20	0	10,000	47,957	Nil
Elizabeth McGregor(4), VP and CFO	90,000				15,000	71,935
	90,000 [1]	12.38	9-Mar-21	0	14,000	67,139	Nil
	60,000	15.68	7-Apr-20	0	5,000	23,978	Nil
	15,000	19.91	12-Nov-18	0	0	0	Nil
Brian Brodsky, VP Exploration	60,000				9,000	43,161
	90,000 [1]	12.38	9-Mar-21	0	14,000	67,139	Nil
	90,000	15.68	7-Apr-20	0	7,000	33,570	Nil

36	Tahoe Resources Inc.

NEO Name and Principal Position	Option-based Awards				Share-based Awards
	Number of Securities underlying unexercised Options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Edie Hofmeister, EVP Corporate Affairs and General Counsel	90,000	10.00	14-Mar-22	0	15,000	71,935	Nil
	90,000	12.38	9-Mar-21	0	14,000	67,139	Nil
	90,000	15.68	7-Apr-20	0	7,000	33,570	Nil
__________
(1)

Value calculated based on the difference between the closing price of the Common Shares on December 29, 2017 (C$6.03) and the Option exercise price converted to US dollars at the December 29, 2017 exchange rate of C$1.00 – $0.7953.

(2)	Value calculated based on the closing price of the Common Shares on December 29, 2017 (C$6.03) converted to US dollars at the December 29, 2017 exchange rate of C$1.00 – $0.7953.

(3)	Mr. Clayton was appointed President and CEO of the Company on August 16, 2016. Prior to such appointment, Mr. Clayton served as President and COO.

(4)	Ms. McGregor was appointed Vice President and CFO of the Company on August 16, 2016. Prior to such appointment, Ms. McGregor served as the Vice President and Treasurer since October 7, 2013.

The following table provides information regarding the awards granted to the NEOs of the Company that have vested or have been earned by the NEOs during the current period.

TABLE 13 – NEO VESTED AWARDS
NEO Name and Principal Position	Option-based awards- Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)	Non-Equity Incentive plan compensation- Value earned during the year ($)
C. Kevin McArthur, Executive Chair(2)	Nil	$ 296,607	$0
Ron Clayton, President and CEO(3)	Nil	$ 240,492	$581,250
Elizabeth McGregor, VP and CFO(4)	Nil	$ 112,230	$170,074
Brian Brodsky, VP Exploration	Nil	$ 168,345	$154,613
Edie Hofmeister, EVP Corporate Affairs and General Counsel	Nil	$ 168,345	$170,074
_______________
(1)

This figure represents the aggregate dollar value that would have been realized if Options that vested during 2017 had been exercised on the applicable vesting date. This figure is calculated using the difference between (i) the exercise price for the vested Option, and (ii) the market price of the Company’s Common Shares on the vesting date. Where the exercise price for a vested Option exceeds the market price of the Company’s Common Shares on the applicable vesting date (an out-of-the-money Option), a nil value is recorded.

(2)

Beginning in 2015, Mr. McArthur no longer had an executive employment agreement with the Company identifying his Target as a Percent of Salary, among other terms. Now solely serving as Executive Chair, he does not collect a STIP Bonus or new equity awards.

(3)	Ron Clayton was appointed President and CEO on August 16, 2016.

(4)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016.

Share Ownership by Executives

The Company adopted a revised Share Ownership Policy for executives in 2018. The Board believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s officers with those of the Company’s Shareholders. The policy is applicable to the Company’s NEOs, Vice Presidents and certain officers and employees of the Company and its subsidiaries. The policy requires officers to own or control shares having the greater of acquisition cost or fair market value equal to certain multiples of annual base salary, with the minimum thresholds being as follows: Executive Chair and CEO, three times their annual base salaries; NEOs (other than the Executive Chair and the CEO), two times annual base salary; and Vice Presidents and other officers, one-half times annual base salary.

Options and Performance Share Awards are not included in considering whether an officer has met the ownership threshold. While an officer is not in compliance with his/her ownership requirement, the officer must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of share Options or the vesting of any equity Awards (Deferred Share Awards, Restricted Share Awards or Performance Share Awards) granted to the officer by the Company. “Net Shares” are those shares which remain after shares are sold to pay any applicable exercise price for share Options and to satisfy any tax obligations arising in connection with the exercise of share Options or the vesting of equity Awards, as the case may be. The applicable ownership threshold is expected to be satisfied, for NEOs, two years after first becoming subject to the policy, and for all others, five years after first becoming subject to the policy. Once the ownership threshold has been met, such ownership is expected to be maintained for as long as the officer is subject to the policy. The policy replaced the Company’s previous share ownership requirements for executives.

2018 Notice of Meeting and Management Information Circular	37

The Corporate Secretary’s office monitors compliance with this requirement at December 31st of each year. All NEOs are in compliance with the minimum share ownership policy. The table below provides details on Share Ownership by Executives as of December 31, 2017:

TABLE 14 – SHARE OWNERSHIP BY EXECUTIVES
NEO	Common Shares	Requirement(1)	Acquisition Cost of Common Shares(1)	Value of Common Shares(2)	Meets Requirement
C. Kevin McArthur Executive Chair	3,747,335	$1,200,000	$15,109,747	$17,949,735	Yes
Ron Clayton President and CEO	372,850	$2,250,000	$4,113,969	$1,785,952	Yes
Elizabeth McGregor(3) VP and CFO	18,000	$731,500	$507,554	$156,226	N/A
Brian Brodsky VP Exploration	198,712	$665,000	$2,130,077	$1,066,834	Yes
Edie Hofmeister, EVP Corporate Affairs and General Counsel	110,000	$731,500	$1,836,934	$627,490	Yes
______________
(1)

NEOs are required to own common shares having the greater of acquisition cost or fair market value of at least two times the NEO’s base salary, with the exception of Messrs. McArthur and Clayton who are required to own common shares having the greater of acquisition cost or fair market value of at least three times their base salaries. In regards to common shares which were acquired upon the vesting of Deferred Share Awards, acquisition cost is calculated using the grant value of the Deferred Share Awards.

(2)	Value is determined by multiplying the number of common shares by the closing share price on December 29, 2017 of US$4.79.

(3)	Elizabeth McGregor was appointed Vice President and CFO on August 16, 2016 and has until August 2018 to attain the minimum share ownership requirement.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has entered into employment agreements with all of its NEOs except the Executive Chair, who does not have an employment agreement or severance arrangement. The terms of those employment agreements provide for compensation as to salary, bonus, share Options and share Awards, as well as for payment or benefit in the event of termination of employment, change of control of the Company or change in the Officer’s responsibilities after a change of control of the Company. All such employment agreements were reviewed by the Compensation Committee and approved by the Board prior to execution by the Company.

The employment agreements provide that upon termination without cause, the NEO will be entitled to the following: (a) twelve months base salary; (b) accrued but unused paid time off as of the date of termination; (c) any stock grants or Options conferred by Tahoe to the Executive shall vest in accordance with the terms of the Share Option and Incentive Share Plan; and (d) continuation of health benefits until the first anniversary of the termination date.

The employment agreements also provide that, if within twelve months of a “change of control,” the NEO is terminated for any reason other than just cause, or a “triggering event” occurs and the NEO elects to terminate his or her employment agreement, the NEO is entitled to the following: (a) two times the annualized compensation (including bonus) in effect on the termination date; (b) accrued but unused paid time off as of the date of termination; (c) any stock grants or Options granted on or before the date of termination that were conferred by the Company to the NEO shall vest at the date of termination and shall remain exercisable until the earlier of (i) the termination date of such grant or Option or (ii) the date which is 12 months from the date of such termination; (d) continuation of health benefits for 18 months after the termination date; and (e) if any of the foregoing payments are subject to excise tax, the NEO is entitled to a gross-up payment to compensate for such tax payable. See “Excise Tax Gross-Up Provision” below.

Under the employment agreements, “change of control” means the occurrence of any one of the following events: (a) a change in the composition of the Board resulting in less than 50% of the Board being composed of Continuing Directors; (b) any acquirer acquiring voting securities of the Company which would entitle the acquirer to cast 40% or more of the votes attached to all of the Company’s outstanding voting securities, and Shareholders having approved all necessary resolutions required to permit such acquisition of voting securities; or (c) the Company disposing of more than 50% of its consolidated assets generating more than 50% of the Company’s consolidated operating income or cash flow, and Shareholders having approved all necessary resolutions required to permit such disposition of assets.

38	Tahoe Resources Inc.

Under the employment agreements, “triggering event” means any of the following: (a) a material diminution in the authority, duties, or responsibilities of the NEO or of the individual to whom the NEO is required to report; (b) a material diminution in the executive Officer’s base salary; (c) a material diminution in the budget over which the executive Officer retains authority; (d) a material change in the geographic location at which the NEO is regularly required to carry out the terms of employment with the Company; or (e) any other action or inaction by the Company that constitutes a material breach of the employment agreement.

The following table is a summary of the payments that would be owed to each NEO upon termination without cause and termination upon change of control on the assumption that the triggering event took place on the last business day of the Company’s most recently completed financial year.

TABLE 15 – PAYMENTS TO NEOS UPON TERMINATION
Named Executive Officer		Termination Without Cause(1)	Termination Upon Change of Control(1)
Ron Clayton, President and CEO	Severance Period	one year	two years
	Severance Payment	$750,000	$1,500,000
	Severance Bonus	-	$1,500,000
	Unvested Stock Options	$0	$0
	Unvested Share Awards	$287,740	$287,740
	Benefits(2)	$31,284	$46,926
	Excise Tax Gross-Up	N/A	$0
Elizabeth McGregor, VP and CFO	Severance Period	one year	two years
	Severance Payment	$365,750	$731,500
	Severance Bonus	-	$438,900
	Unvested Stock Options	$0	$0
	Unvested Share Awards	$163,052	$163,052
	Benefits(2)	$10,234	$15,351
	Excise Tax Gross-Up	N/A	$237,603
Brian Brodsky, VP Exploration	Severance Period	one year	two years
	Severance Payment	$332,500	$665,000
	Severance Bonus	-	$399,000
	Unvested Stock Options	$0	$0
	Unvested Share Awards	$143,870	$143,870
	Benefits(2)	$42,650	$63,975
	Excise Tax Gross-Up	N/A	$0
Edie Hofmeister, EVP Corporate Affairs and General Counsel	Severance Period	one year	two years
	Severance Payment	$365,750	$731,500
	Severance Bonus	-	$438,900
	Unvested Stock Options	$0	$0
	Unvested Share Awards	$172,644	$172,644
	Benefits(2)	$10,234	$15,351
	Excise Tax Gross-Up	N/A	$0
_____________
(1)	Value calculated based on a triggering event date of December 29, 2017 with a share value of C$6.03 and an exchange rate of C$0.7953.

(2)

Group health and medical coverage continues for up to 12 months in the event an employee is terminated without cause and for up to 18 months if the employee is terminated upon a change of control as defined in the employment agreements.

Excise Tax Gross-Up Provision

Pursuant to the terms of the executive employment agreements, if any termination payments owing to executives were subject to excise tax, the executives would be entitled to a gross-up payment to compensate for such tax payable. At the time of founding of the Company and during the time when most of the current executive employment agreements were entered into, the Company believes that the granting of such gross-up provisions was accepted market practices.

However, the practice as it relates to the payment of equalization amounts to compensate for the effect of excise taxes in the U.S. has changed in recent years. Specifically, proxy advisory firms have amended their proxy voting guidelines to indicate that such gross-up provisions may constitute problematic pay practices, in part because such provisions are not performance based. The Company determined in August 2017 that it will no longer grant such tax gross-up provisions in any new executive employment agreements.

Assuming a change of control effective December 31, 2017, calculations of severance show only one NEO, Ms. McGregor, would have received a payment pursuant to the tax gross-up provisions, and such payments are capped at one times the NEOs grossed up annual salary.

2018 Notice of Meeting and Management Information Circular	39

GOVERNANCE

The Board is responsible for supervising the management of the business and affairs of the Company. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Company’s strategic objectives. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

The Directors are kept informed of the Company’s operations at meetings of the Board and its Committees and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic issuers under the NYSE listing standards. For a discussion on this matter, refer to the Company’s Annual Report on Form 40-F filed with the SEC on February 22, 2018.

BOARD MANDATE

The Board has responsibility for the stewardship of the Company and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including the Board’s responsibilities for the appointment of management, how the Board is managed, strategic planning, monitoring of financial performance, financial reporting, risk management and oversight of the Company’s policies and procedures, communications, reporting and compliance. The full text of the Board’s written mandate is available on the Company’s website at www.tahoeresources.com.

SAY ON PAY

The Board believes that an annual Say on Pay Shareholder advisory vote on its approach to compensation is an important part of an ongoing integrated engagement process between Shareholders and the Board. The Board believes the Company's approach to compensation reinforces the links between compensation and its strategic objectives and risk management processes using financial and non-financial measures of the achievement of the Company’s goals over a number of years. In fact, the results of the Company’s recent Say on Pay votes prompted the revision of the Company’s executive compensation program in 2018. See “Executive Compensation” on page 27.

DIRECTOR INDEPENDENCE

As required by the Company’s Corporate Governance Guidelines (the “Governance Guidelines”), a majority of the members of the Board (including A. Dan Rovig, the Lead Director) are independent Directors, and thus the Board is able to act independently from management. The Board is currently comprised of ten persons, of whom eight are independent Directors. The Board is responsible for determining whether or not each Director is an independent Director. In so doing, the Board analyzes all relationships of the Directors with the Company and its subsidiaries. Directors are considered to be independent if they have neither direct nor indirect material relationships with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

The Company’s Governance Guidelines encourage the independent Directors to meet in conjunction with every regular meeting of the Board. In order to facilitate open and candid discussion among its independent Directors, the non-independent Directors and any representatives of management in attendance at a meeting of the Board will be excused from time to time as circumstances dictate. In 2017, the Directors of the Company held five in-camera sessions at which only the Directors were in attendance. In that same period the Board held five in-camera sessions at which only independent Directors were in attendance.

40	Tahoe Resources Inc.

The following table outlines the Company’s independent and non-independent Directors, and the basis for a determination that a Director is non-independent.

INDEPENDENCE OF THE LEAD DIRECTOR OF THE BOARD OF DIRECTORS

The Lead Director of the Board (the “Lead Director”) shall, unless otherwise determined by the Board, be an independent Director who is elected by the Board. The Company’s Lead Director, A. Dan Rovig, was independent during 2017 and will remain independent if re-elected in 2018. The primary responsibility of the Lead Director is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability is the relationship between the Board, management, Shareholders and other stakeholders. The Lead Director, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company. The Lead Director also oversees the responsibilities delegated to all Board Committees, including, but not limited to compensation, performance evaluations and internal control systems; presides over Board meetings and conducts the meetings in an efficient, effective and focused manner; and communicates concerns of the Board, Shareholders and other stakeholders to the Executive Chair and President and CEO.

ROLE OF EXECUTIVE CHAIR

Mr. McArthur’s assumption of the role of Executive Chair in 2015 was preceded by the Board carefully considering the governance implications related to such a role. Mr. McArthur is the Company’s founder. The Board continues to recognize that Mr. McArthur plays a key role on the Board and in the Company, given his industry insight, depth of knowledge and the contribution he makes to Board effectiveness.

Through the appointment of an independent Lead Director, together with the governance practices the Company has adopted, including the clear delineation of roles between the CEO and Executive Chair, the Board believes that it has established and maintained an appropriate solution to providing strong, effective independent leadership for the Board. In regards to the delineation of roles and the complimentary nature thereof, the Executive Chair has taken on responsibility for strategy development, the identification of project opportunities and development of the Company’s executives. The CEO has primary responsibility for day-to-day management of the Company, project management and execution, and interaction with the investment community.

As part of its annual assessment process, the Board revisits and reviews the Executive Chair role in order to confirm that it remains appropriate for the Company and that the corresponding governance practices are adequate.

SERVICE ON OTHER BOARDS AND DIRECTOR INTERLOCKS

The Company recognizes that its Directors benefit from service on Boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Corporate Governance and Nominating Committee is obligated to evaluate the nature of and time involved in a Director’s service on other Boards in determining the suitability of individual Directors for election (or re-election).

2018 Notice of Meeting and Management Information Circular	41

While the Company recognizes the benefit from service on Boards of other companies, it has implemented a policy that requires that any additional Director interlocks be pre-approved by the Corporate Governance and Nominating Committee. A Director interlock occurs when two of the Company’s Directors also serve together on the Board of another public company. In no case will more than one interlock be permitted at any given time. As of the date of this Information Circular, there were no Director interlocks. All public company Directorships among the Board members are listed in the table below.

TABLE 17 – DIRECTOR SERVICE ON BOARDS
Director	Name and Reporting Issuers
Ronald W. Clayton	Gold Standard Ventures Corp.
Charles A. Jeannes	Orla Mining Limited Wheaton Precious Metals Corp.
C. Kevin McArthur	Royal Gold, Inc.
Alan C. Moon	Pembrook Copper Corp.
Paul B. Sweeney	Adventus Zinc Corp. OceanaGold Corp.
Kenneth F. Williamson	Goldcorp Inc.

ASSESSMENTS

We have adopted a formal procedure for assessing and evaluating the aggregate skills and effectiveness of the Board as a whole and of individual Directors, both as Directors and as Committee Members. This function is carried out annually by the Corporate Governance and Nominating Committee and includes a review of Directors and Committee members against written criteria developed by the Committee. The criteria employed by the Corporate Governance and Nominating Committee and the written Board expectations include independence, ownership of the Company’s shares, attendance at Board and Committee meetings, continuing education and general participation and contributions to the Board’s function of reviewing the affairs of the Company. The Corporate Governance and Nominating Committee also conducts an annual assessment of the effectiveness of the Company’s Diversity Policy. See “Board of Directors Succession Planning – Diversity” on page 43.

SHARE OWNERSHIP BY DIRECTORS

The Company adopted a revised Share Ownership Policy in 2018. All Directors are required to hold significant equity interest in the Company to align their long-term interests with those of the Shareholders. Directors are required to own or control Shares having the greater of acquisition cost or fair market value equal to not less than three times the annual Director retainer (this amount excludes Lead Director fees, Committee Chair fees and annual share allotment). Directors are provided a period of two years following initial election to achieve this requirement. The Corporate Secretary’s office monitors compliance with this requirement at December 31st of each year. In 2017, all Directors either owned sufficient shares in compliance with this Board governance provision or were still within the two year acquisition window under the policy. The table below provides details on Share Ownership by Directors as of December 31, 2017:

TABLE 18 – SHARE OWNERSHIP BY DIRECTORS
Director	Common Shares	Requirement(1)	Acquisition Cost	Value of Common Shares(2)	Meets Requirement
Ronald W. Clayton	372,850	$ 2,250,000	$ 4,113,969	$1,785,952	Yes
Tanya M. Jakusconek	54,000	$ 270,000	$ 843,053	$ 258,660	Yes
Charles A. Jeannes	27,750	$ 270,000	$ 243,328	$ 132,923	N/A(3)
Drago G. Kisic	30,762	$ 270,000	$ 299,002	$ 147,350	Yes
C. Kevin McArthur	3,747,335	$ 800,000	$15,109,747	$17,949,735	Yes
Alan C. Moon	51,517	$ 270,000	$ 517,974	$ 246,766	Yes
A. Dan Rovig	144,000	$ 270,000	$ 1,262,146	$ 689,760	Yes
Paul B. Sweeney	244,000	$ 270,000	$ 1,782,968	$1,168,760	Yes
James S. Voorhees	164,000	$ 270,000	$ 1,384,796	$ 785,560	Yes
Kenneth F. Williamson	104,000	$ 270,000	$ 631,708	$ 498,160	Yes
_____________
(1)

Directors are required to own shares having the greater of acquisition cost or fair market value equal to not less than three times the annual Director retainer. In regards to shares which were acquired upon the vesting of Restricted Share Awards, acquisition cost is calculated using the grant value of the Restricted Share Awards. As Messrs. McArthur and Clayton do not receive annual retainers, their required share ownership threshold is three times their annual base salaries.

(2)	Value is determined by multiplying the number of common shares by the closing share price on December 29, 2017 of US$4.79.

(3)	Mr. Jeannes was elected to the Board effective May 3, 2017 and has two years from the date of such election to attain the minimum share ownership requirement.

42	Tahoe Resources Inc.

BOARD OF DIRECTORS SUCCESSION PLANNING

The selection process for new nominees for membership on the Board of Directors is conducted by the Governance and Nominating Committee. More information on the responsibilities, powers and operations of the Governance and Nominating Committee can be found under the heading “Corporate Governance and Nominating Committee” on page 48 of this Information Circular.

Diversity

Tahoe recognizes that diversity enhances our organizational strength and makes us more creative, flexible and productive. In 2017, the Company adopted a formal policy (“Diversity Policy”) to promote the achievement of gender, race, ethnicity and other forms of diversity on the Board, among its Executive Officers and within Tahoe’s workforce generally. The Diversity Policy requires the Board to consider the benefits of diversity in the hiring, promotion and training of qualified candidates at Tahoe. In administering the Diversity Policy, the Governance and Nominating Committee will:

  ensure that qualified individual candidates considered for open Board and Senior Executive Positions include female or other diverse candidates;

  foster the identification and promotion of diverse candidates and factor diversity into succession planning; and

  assess the effectiveness of the nomination and other processes used to achieve diversity and to participate with management to encourage the hiring, training and promotion of a diverse workforce.

The Committee reports to the Board at least annually on the effectiveness of the Diversity Policy.

At this time, Tahoe does not support the adoption of quotas or targets for achieving gender diversity. Directors, executives and senior management are recruited based upon their range of skills, experience and potential contributions to the direction and operation of the Company. The Company currently has one female Director and two female senior executives who are NEOs. The Company also has two additional female Vice Presidents

The Board is committed to fostering a diverse environment where individual differences are respected. Under the Company’s Code of Business Conduct, Tahoe does not tolerate any form of discrimination or harassment at work. One’s ability to contribute and access employment opportunities is based on performance, skill and merit. Inappropriate attitudes, behaviors and stereotypes will be addressed and eliminated. Further information can be found under the heading “Ethical Business Conduct” on page 52 of this Information Circular.

The Tahoe gender profile as at December 31, 2017 is set out in the following table:

TABLE 19 – GENDER PROFILE
	2017			2016
	Number	Number of Women	%	Number	Number of Women	%
Independent Directors	8	1	12.5%	8	1	12.5%
Executive Officers(1)	5	2	40.0%	5	2	40.0%
Vice Presidents (VP)(2)	10	2	20.0%	9	0	0.0%
Other(3)	16	9	56.3%	16	11	68.8%
Total	39	14	35.9%	38	14	36.8%
__________
(1)	Executive Officers include the Executive Chair, the President and CEO, the CFO, the VP Exploration, the EVP Corporate Affairs and General Counsel. The CEO and CFO were appointed on August 16, 2016.

(2)

VPs are those positions in charge of a principal business unit, division or function and include, VP Development, VP Investor Relations, VP Operations, VP Technical Services, VP Human Resources, VP Corporate Secretary and VP Controller (2016 only).

(3)	Includes all corporate employees in Reno, Nevada excluding the categories already included in the table.

2018 Notice of Meeting and Management Information Circular	43

Selection Criteria

The Governance and Nominating Committee looks for Director Candidates who have integrity and character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. Directors are expected to bring these personal qualities to their role with Tahoe and to apply sound business judgment to help the Board make wise decisions and to provide thoughtful and informed counsel to senior management. A description of criteria used by the Governance and Nominating Committee for Board succession planning is available under the heading “Corporate Governance and Nominating Committee” on page 48 and under the heading “Diversity” on page 43 of this Information Circular.

The Board maintains an inventory of qualifications, experience and expertise of current Board members and of the Board as a whole. The Board has determined that the qualifications of the Board currently meet the Company’s needs. Descriptions of the inventory categories maintained are as follows:

Accounting
Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; and an understanding of the key financial levers of the business. This experience assists the Board in understanding and overseeing financial statements and the overall financial strength of the company.

Business Head/Administration
Experience in these areas is important as Directors with administration experience typically possess strong leadership qualities and the ability to identify and develop those qualities in others.

Legal/Corporate Governance
Experience in the legal profession, or essential knowledge of corporate governance best practices and legal issues facing Directors and operations of publicly listed entities.

Environmental/Sustainability/Corporate Social Responsibility (CSR)
Experience in these areas strengthens the Board's oversight and assures that strategic business requirements and long-term value creation for Shareholders are achieved within a responsible, sustainable business model.

Financial Expertise/Literacy/Capital Allocation
Experience includes the fields of finance, investment and/or in mergers and acquisitions. This experience assists the Board in understanding and overseeing financial statements, financial reporting, internal controls, and capital structure.

Human Resources
Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation. This experience assists the Board in determining CEO compensation, performance management and development, which includes succession planning.

Information Technology
Experience is relevant to the Company as it looks for ways to improve internal operations and stay current with regard to cyber-security.

International Business
Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in regions where the Company has or is developing operations. This experience is important considering that the Company’s operations are located in Guatemala, Peru and Canada.

Mining, Metals and Minerals
Experience and knowledge of the mining industry, market, international regulatory environment and stakeholder management assists the Board in understanding the essential needs of the Company from an industry standpoint.

Operations and Exploration
Experience with a leading mining/resource company, and exploration and operations expertise (engineering, geology, and/or metallurgy), including a culture focused on safety, the environment, and operational excellence. This experience assists the Board and enables them to make recommendations to management to ensure Shareholder value.

Public Policy/Government Relations/Political Risk
Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally assists the Board by ensuring that relations throughout the jurisdictions in which it operates are maintained and is aware of potential political risks.

44	Tahoe Resources Inc.

Risk and Compliance
Experience with risk and compliance is critical to the Board’s role in overseeing the risks facing the Company and ensuring that the Company is in compliance with all regulatory matters.

Strategy and Leadership
Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance assists the Board with long-term growth of the Company.

The above inventory of backgrounds and experience is assessed annually, or more frequently if needed, to identify any gaps in qualities that are required to provide leadership, to set the proper business tone, and to manage the overall strategy of Tahoe. When a vacancy occurs or is pending, the Governance and Nominating Committee identifies a list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member.

The Director Nominees included in this Information Circular have identified that they have the following areas of experience and expertise as they relate to the inventory categories above:

_____________
(1)	Experience is practical knowledge, skill, or practice derived from direct observation of or participation in events or in a particular activity.
(2)	Expertise is special skill or knowledge in an area or topic that is acquired by training, study, or practice.

AGE AND TERM LIMITS

The Company has not adopted a formal policy specifically addressing age and/or term limits. The Board currently does not consider it necessary to have a policy at this time, but may consider adopting a policy in the future. The Board believes that the Company currently has an adequate mixture of ages and terms on the Board as indicated in the charts below with the average Director age being 66 and the average term being 5 years.

2018 Notice of Meeting and Management Information Circular	45

As an alternative to Director term-limits and to foster Board renewal, the Corporate Governance and Nominating Committee annually assesses the effectiveness of the Board, its Committees and individual Directors in determining whether to recommend Directors for re-election. In these reviews, consideration is given to each Director’s level of engagement and participation in Board activities and his or her ability to continue to make a meaningful contribution to the Board. The Corporate Governance and Nominating Committee and the Board believe this flexible approach allows the Board to consider each Director individually as well as the Board composition generally to determine if the appropriate balance is being achieved. See “Assessments” on page 42, for more information on the annual assessment process.

DIRECTOR ATTENDANCE

The Board meets on a quarterly and as-needed basis. Each Committee of the Board meets at least twice per year or more frequently as deemed necessary by the applicable Committee Chair. The Company also expects each Director to attend the annual meeting of the Company’s Shareholders.

The following table provides details regarding Director meeting attendance at Board and Committee meetings held during 2017 and relates to only those Directors who were Board members during 2017. The table only shows attendance for Committee Members, although all Directors are encouraged to participate and frequently attend meetings of Committees of which they are not members.

TABLE 20 – DIRECTOR ATTENDANCE
Director	Board (6 Meetings)		Audit Committee (6 meetings)		Compensation Committee (4 meetings)		Corporate Governance & Nominating Committee (4 meetings)		Health, Safety, Environment & Community Committee (5 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%
Ronald W. Clayton	6 of 6	100
Tanya M. Jakusconek	6 of 6	100			4 of 4	100			5 of 5	100
Charles A. Jeannes	6 of 6	100			4 of 4	100	4 of 4	100
Drago G. Kisic	6 of 6	100	6 of 6	100					5 of 5	100
C. Kevin McArthur	6 of 6	100
Alan C. Moon	6 of 6	100	6 of 6	100					5 of 5	100
A. Dan Rovig	6 of 6	100					4 of 4	100
Paul B. Sweeney	6 of 6	100	6 of 6	100	4 of 4	100
James S. Voorhees	6 of 6	100					4 of 4	100	5 of 5	100
Kenneth F. Williamson	6 of 6	100	6 of 6	100	4 of 4	100
Overall Attendance Rate	100%		100%		100%		100%		100%

BOARD COMMITTEES

The following table sets out Committee Members:

TABLE 21 – COMMITTEE MEMBERS
Name	Year Appointed to Board	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Health, Safety, Environment & Community Committee
Tanya M. Jakusconek	2011			✓	✓
Charles A. Jeannes(1)	2017		✓	✓
Drago G. Kisic	2015	✓			✓
Alan C. Moon	2016	✓			✓
A. Dan Rovig	2010		Chair
Paul B. Sweeney	2010	Chair		✓
James S. Voorhees	2010		✓		Chair
Kenneth F. Williamson	2010	✓		Chair

____________
(1)

Mr. Jeannes was appointed to the Board effective January 1, 2017, appointed to the above noted Board Committees on March 9, 2017, and elected to the Board of Directors at the annual meeting of Shareholders held on May 3, 2017.

46	Tahoe Resources Inc.

Audit Committee

The Audit Committee has been established to fulfill applicable reporting issuer obligations respecting audit Committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting. The Company requires the external auditor to report directly to the Committee. The Audit Committee’s responsibilities include, but are not limited to:

  overseeing the integrity of the Company’s financial statements and financial reporting process;
  monitoring the audit process and the Company’s internal accounting controls and procedures;
  ensuring compliance with related legal and regulatory requirements;
  overseeing the qualifications and independence of the external auditors;
  overseeing the work of the Company’s financial management and external auditors in these areas; and
  providing an open avenue of communication between the external auditors, the Board and Executive Officers.

If a Committee member serves on the audit committees of more than four reporting issuers or public corporations, including the Company, the Board must determine that such service does not impair the ability of the member to effectively serve on the Committee and disclose such determination in the Information Circular. No member of the Company’s Audit Committee sits on more than four audit committees of reporting issuers or public corporations.

Members

•	Drago G. Kisic
•	Alan C. Moon
•	Paul B. Sweeney (Chair)
•	Kenneth F. Williamson

All members of the Audit Committee are independent and financially literate.

Mr. Sweeney currently serves as the Audit Committee Chair and has direct experience relevant to audit responsibilities. Mr. Sweeney was an independent business and financial consultant, has served in the role of Chief Financial Officer and has over 35 years of experience in financial management of mining and renewable energy companies. In addition, Mr. Sweeney has served on the Audit Committees of seven public companies.

The Committee has the skills and experience that permit it to make decisions on financial reporting and oversight matters of the Company. The following chart illustrates the relevant experience and expertise of each member of the Audit Committee.

See “Information Concerning the Company’s Audit Committee and External Auditor” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2017 (available at www.sedar.com) for more information concerning the Audit Committee and its members, including the Audit Committee charter which is available on our website at www.tahoeresources.com/company-information/corporate-governance.

Compensation Committee

The Compensation Committee determines the compensation for the Company’s Directors and Executive Officers. Its responsibilities, powers and operations include, but are not limited to:

  reviewing the compensation paid to the Company’s Directors;
  reviewing the performance and compensation paid to the Company’s Executive Officers;
  selecting the Peer Group to use as a benchmarking tool in assessing compensation (primary criteria for Peer Group selection include, but are not limited to: companies in a similar industry; companies with a similar market capitalization; and companies with similar revenues);
2018 Notice of Meeting and Management Information Circular	47

  making recommendations on compensation to the Board; and
  overseeing the compensation and incentive plans of the Company.

In regards to the process followed by the Compensation Committee in determining compensation, the Compensation Committee reviews (and if required revises) the position description of the CEO, determines annual performance goals and criteria for the CEO, and reviews the CEO’s evaluation of the performance of the NEOs and the combined Executive Chair’s and CEO’s recommendations with respect to NEO compensation.

The Compensation Committee also reviews and assesses the compensation package of the Executive Chair, the CEO and the Executive Officers. In conducting such review, the Compensation Committee considers, among other things, the compensation packages for the prior year, the Compensation Committee’s evaluation of individual performance, the Company’s performance and relative Shareholder return, the competitiveness of the compensation package, and the awards given in previous years.

Members

•	Tanya M. Jakusconek
•	Charles A. Jeannes
•	Paul B. Sweeney
•	Kenneth F. Williamson (Chair)

All members of the Compensation Committee are independent and financially literate.

Mr. Williamson currently serves as the Compensation Committee Chair. Mr. Williamson has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe, through which he gained direct experience relating to executive compensation matters. At various times since 2004, Mr. Williamson has served on the Compensation Committees of four public companies: Glamis Gold Ltd., Goldcorp Inc., Quadra FNX and Uranium One.

The Committee has the skills and experience that permit it to make decisions on the suitability and ethicality of the Company’s compensation policies and practices. In addition, two of its members have experience over many years in administering appropriate levels and forms of executive compensation, identifying related performance conditions and requirements, and implementing associated governance and Shareholder requirements. The Compensation Committee draws on its expertise in balancing the Company’s need to retain and motivate the best available talent with Shareholder, regulatory, and public concerns over executive pay. The following chart illustrates the relevant experience and expertise of each member of the Compensation Committee:

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (“Governance and Nominating Committee”) is responsible for corporate governance matters, Board composition, performance evaluations, and nominations. In its oversight of corporate governance, the Governance and Nominating Committee is responsible for, among other things:

  developing and recommending to the Board the Company’s approach to corporate governance;
  reviewing and revising corporate governance guidelines;
  monitoring and assessing the relationship between the Board and management and recommending changes where necessary to ensure independence of the Board;
  overseeing orientation and education opportunities for Directors;
  evaluating the effectiveness of the Board;
48	Tahoe Resources Inc.

  the performance of the Lead Director of the Board and Chairs of Committees and the performance of individual Directors;
  recommending appointments to Committees;
  reviewing the charters of Committees;
  overseeing implementation of the Diversity Policy; and
  reviewing and approving disclosure of the Company’s corporate governance practices annually.

With respect to Board composition, the Governance and Nominating Committee is responsible for, among other things, evaluating and making recommendations with respect to the size of the Board and identifying and recommending individuals as nominees for positions on the Board. The Committees maintain an “ever-green” list of suitable Director Candidates. The Committee, subject to approval by the full Board, establishes and reviews criteria and personal qualifications to be used in making selections of candidates to the Board. Such criteria and qualifications include business and financial experience and acumen, integrity, willingness to devote the necessary time and energy to fulfill the duties and responsibilities of a Director, independence, the current matrix of Director talent and qualifications on the Board, and such other criteria and specific qualifications to fit the needs of the Board as the Committee determines to be appropriate under the circumstances.

In 2017, the Committee adopted a Diversity Policy intended to increase the level of representation of women and other diverse candidates on the Board and in Executive Officer positions. The Committee is responsible for administering the Diversity Policy and reporting to the Board annually on its progress. More information about the Governance and Nominating Committee’s role in promoting diversity at Tahoe is available under the heading “Board of Directors Succession Planning” on page 43.

The Governance and Nominating Committee is also responsible for making an annual assessment and to report to the Board its evaluation of the overall performance and effectiveness of the Board and each Committee, the Lead Director, each Committee Chair and each Director. Since December 31, 2010, Board members have participated in four annual Board and Committee evaluations that were administered by the Governance and Nominating Committee. In each case, the Governance and Nominating Committee analyzed evaluation results and concluded that each Committee and the full Board were functioning satisfactorily (see “Assessments” on page 42). Full reports were made to the Board regarding evaluation results.

Members

•	Charles A. Jeannes
•	A. Dan Rovig (Chair)
•	James S. Voorhees

All members of the Governance and Nominating Committee are independent.

Mr. Rovig currently serves as the Corporate Governance and Nominating Committee Chair. Mr. Rovig gained a deep experience in corporate governance matters through his work in the mining industry for more than 35 years. His experience includes serving as Director, CEO and President of various mining companies throughout his career, and he has in-depth knowledge of corporate governance matters relating to the mining industry.

The Committee has the skills and experience that permit it to make decisions on governance matters of the Company. The following chart illustrates the relevant experience and expertise of each member of the Governance and Nominating Committee:

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Health, Safety, Environment and Community Committee

The Health, Safety, Environment and Community Committee (“HSEC Committee”) is responsible for establishing and reviewing the Corporation’s health, safety, environment and community policies, managing and monitoring the implementation of compliance systems, monitoring the effectiveness of health, safety, environmental, community relations and sustainability policies, systems and monitoring processes, and receiving audit results and reports from management with respect to health, safety, environmental and community relations performance.

Members

•	Tanya M. Jakusconek
•	Drago G. Kisic
•	Alan C. Moon
•	James S. Voorhees (Chair)

All members of the HSEC Committee are independent.

Mr. Voorhees currently serves as the HSEC Committee Chair. Mr. Voorhees worked in the mining industry for more than 25 years. His experience includes serving as an Executive Vice President, Chief Operating Officer and Vice President of Operations and General Manager of various mining companies throughout his career. Through these various roles in the mining industry in both foreign and domestic settings, Mr. Voorhees gained in-depth knowledge in corporate social responsibility, environmental protection and workplace health and safety matters relevant to the mining industry.

The Committee has the skills and experience that permit it to make decisions on governance matters of the Company. The following chart illustrates the relevant experience and expertise of each member of the HSEC Committee:

CONTINUING EDUCATION

Members of the Board are encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business, the industry, and applicable legal and regulatory developments. Information relating to the organizations to which each Board member belongs can be found under the heading “Director Nominees” commencing on page 16.

All Board members have access to all governance documents through our online Board portal.

Members of the Board are also encouraged to take continuing education programs at Company expense in order to stay informed about current trends in corporate governance and management organizations and to assist them in fulfilling their duty of stewardship of the Company. Members of the Board visit exploration and operating properties to gain knowledge of mining properties and operations.

50	Tahoe Resources Inc.

The Company has implemented a formal continuing education program to ensure its Directors maintain the skills and knowledge necessary to meet their obligations as members of the Board. This continuing education program includes an orientation program for new Directors to educate them regarding his/her role on the Board.

During 2017, the Directors attended presentations and events as outlined in the following table:

TABLE 22 – 2017 DIRECTOR CONTINUING EDUCATION
Month	Topic	Host Organization	Board Attendee(s)
January	The Next Board Gender Diversity	ICD	Jakusconek
	CIBC Institutional Investor Conference, British Columbia	CIBC	Jeannes, Clayton
	Update - Midas Au/Ag Mining District, Elko County, Nevada	Geological Society of Nevada	Rovig
February	BMO Capital Markets Annual Global Metals and Mining Conference, Ft. Lauderdale, Florida	BMO Capital Markets	Clayton, Jeannes, McArthur, Williamson
	Mine tour –Salobo Copper-Gold Mine, Brazil	Wheaton Precious Metals Corp.	Jeannes
	Water Erosion Prediction Project - Model Estimates for Mine Sites	Northern Nevada Section of Society for Mining, Metallurgy & Exploration (SME)	Rovig
	Discovery vs Dogma: Successful Exploration of Porphyry Epithermal Systems	Geological Society of Nevada	Rovig
March	Mine Tour – Diamond Sorting Facility, Toronto, Canada	Dominion Diamonds (DDC)	Jakusconek
	Mine Tour – Merian, Suriname	Newmont Mining	Jakusconek
	Cassini to Saturn -The Journey and Legacy	University of Nevada Reno College of Science	Rovig
	Post-Election and Its Economic Implications	NACD	Voorhees
April	Denver Gold Forum Mining Conference, Zurich	Denver Gold	Clayton
	ERA Resources Yandera Project in Papua New Guinea	Geological Society of Nevada	Rovig
May	Presentation by Cassels Brock: Strategic Legal Update	Tahoe Resources	All Tahoe Directors
	Newmont Long Canyon Gold Project	Northern Nevada Section of Society for Mining, Metallurgy & Exploration (SME)	Rovig
June	Mine Tour – Skouries, Greece	Eldorado Gold	Jakusconek
	Mine Tour – Olympias, Greece	Eldorado Gold	Jakusconek
	Mine Tour – Haile Gold Mine, South Carolina, USA	Oceana Gold Corp.	Sweeney
	Anti-Bribery and Anti-Corruption Training	Oceana Gold Corp.	Sweeney
	Executive Compensation Trends and Issues Workshop	Hugessen Consulting	Williamson
	Mine Tour – Coffee Project, Yukon	Goldcorp	Williamson
	Mine Tour – La Arena Gold Mine, Peru	Tahoe Resources Inc.	Tahoe Directors*
	Mine Tour – Shahuindo Gold Mine, Peru	Tahoe Resources Inc.	Tahoe Directors*
September	Mine Tour – Canadian Malartic, Canada	Agnico Eagle Mines	Jakusconek
	Mine Tour – Goldex, Canada	Agnico Eagle Mines	Jakusconek
	Mine Tour – Meliadine, Canada	Agnico Eagle Mines	Jakusconek
	Mine Tour – Long Canyon, USA	Newmont Mining	Jakusconek
	Denver Gold Forum Mining Conference, Colorado	Denver Gold Group	Jeannes
	Lithium & Gold Associated with Rhyolite	Geological Society of Nevada	Rovig
October	Mine Tour – Tasiast, Mauritiania	Kinross Gold	Jakusconek
	The Power of Near Miss (Health & Safety) Reporting	Northern Nevada Section of Society for Mining, Metallurgy & Exploration (SME)	Rovig
November	Women in Line for leadership in Mining/Innovation	KPMG	Jakusconek
December	Update Exploration & Mining for Utah, New Mexico, British Columbia and Nevada	American Exploration and Mining Association	Rovig
	Lithium Supply and Market: Past, Present and Future	American Exploration and Mining Association	Rovig
	The (US) Office of Management and Budgets Role in Executive Orders	American Exploration and Mining Association	Rovig
	Cyber Security Training	Oceana Gold Corp.	Sweeney

_______________
*Mr. Rovig was unable to attend the Peru mine tours.

2018 Notice of Meeting and Management Information Circular	51

DIRECTORS’ AND OFFICERS’ INSURANCE

The Company maintains a Directors’ and Officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against Directors and Officers of the Company to an annual limit of $60,000,000. The annual cost of coverage between January 1, 2017 and December 31, 2017 was approximately $550,000, plus an additional $20,000,000 for Side A claims which cannot be indemnified against. The Company also offers its Directors, Officers and designated Qualified Persons contractual indemnification against any liability that may be incurred by reason of being or having been a Director or Officer. The indemnification, in compliance with the Business Corporations Act (British Columbia), is intended to protect the indemnity from corporate litigation risks. The Company concluded that to attract and retain competent and experienced individuals to serve as Directors or Officers of the Company, it was reasonable and prudent to document the indemnities’ right to indemnification for serving the Company.

POSITION DESCRIPTIONS

In 2015, given the new Executive Chair position, the Board identified the requirement for and elected an independent Lead Director.

The Board has approved written position descriptions for the Executive Chair and Lead Director (independent) of the Company as well as position descriptions for the CEO and other NEOs. The Executive Chair provides leadership to the Board to ensure that the Company’s strategy is carried out by the executive team. The primary responsibility of this position is to lead the Company by providing a direction that includes the development and implementation of plans, policies, strategies and budgets for the growth and profitable operation of the Company. The prime responsibility of the Lead Director is to provide independent leadership to the Board to enhance Board effectiveness in its oversight and governance responsibilities. While the Board has not adopted position descriptions for the Committee Chairs, it has adopted Board Committee charters which are reviewed annually. Each of the Committee charters is available on the Company’s website at www.tahoeresources.com.

ETHICAL BUSINESS CONDUCT

The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s Directors, officers and employees. The Board Governance Charter mandates Directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies in the Code. In accordance with the provisions of the Code and applicable corporate law, any Director or Officer who holds a material interest in a proposed transaction or agreement involving the Company must disclose that interest to the Board and abstain from influencing or voting on approval of such transactions as appropriate.

The Board monitors compliance with the Code by receiving reports from management as to any actual or alleged violations. In addition, each Board member, executive and key manager is annually required to read and acknowledge acceptance of the Code in writing as a condition of employment or Board service. Key management took electronic and/or in-person training courses relating to the Code, Insider Trading, Human Rights, Corporate Social Responsibility, Whistleblower Rules and Foreign Corrupt Practices/Corruption of Foreign Officials Acts every year beginning in 2013, the results of which were reported to the Board. All incoming Tahoe employees and new key management are required to take these courses. The Code and Company governance policies are available on the Company’s website at www.tahoeresources.com.

WHISTLEBLOWER POLICY

The Company’s Whistleblower Policy (the “Policy”) governs the reporting and investigation of allegations of suspected improper activities with respect to accounting, internal accounting controls or auditing matters, violations of law and general violations of the Code. It is the responsibility of all Directors, officers and employees to report violations of suspected violations in accordance with the Policy, which is administered by the Audit Committee. The Policy is available on the Company’s website at www.tahoeresources.com.

The Company implemented a Whistleblower Hotline (the “Hotline”) which is operated by Navex, a third-party provider, in order to further support the Policy. Utilizing Navex allows consistent reporting and tracking of complaints. The Whistleblower Hotline is a direct toll-free number which allows employees to anonymously/confidentially make reports of suspected improper activity in respect of:

  violation of accounting standards;

  internal controls or auditing matters; or

  violations of the law or Tahoe’s Code of Business Conduct.

52	Tahoe Resources Inc.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

The Share Option and Incentive Share Plan (the “Share Plan”) was originally adopted on April 20, 2010 and subsequently amended and restated (i) effective on March 7, 2013, after receipt of Shareholder approval at the 2013 Annual General Meeting, and (ii) effective March 9, 2017 to give effect to certain non-material amendments to the Share Plan. The purpose of granting share purchase Options (“Options”) and share Awards (consisting of Deferred Share Awards and Restricted Share Awards, together referred to as “Awards”) under the Share Plan is to attract, retain and motivate employees, to compensate them for their loyalty and contribution to the Company’s long-term growth and development, and to encourage them to acquire and retain a proprietary interest in the success of the Company.

At the time of the Company’s initial public offering in 2010, a total of 10,602,600 Common Shares were reserved for issuance under the Share Plan, representing approximately 9.2% of the issued and outstanding Common Shares. Of those 10,602,600 Common Shares, 7,500,000 were reserved for issuance under Options and 3,102,600 Common Shares were reserved for issuance under Awards.

The following table outlines the relevant figures relating to Options and Awards and Common Shares issued as of and as at December 31, 2017 and March 9, 2018, as applicable:

TABLE 23 – ISSUED AND OUTSTANDING SHARES
	December 31, 2017		March 9, 2018
	Number	Percentage of Issued and Outstanding Shares	Number	Percentage of Issued and Outstanding Shares
Options Outstanding	3,604,000	1.2%	3,145,000	1.0%
Deferred Share Awards Outstanding	417,000	0.1%	417,000	0.1%
Total Common Shares Issued on Exercise of Options (since IPO)	2,888,000	0.9%	2,888,000	0.9%
Total Common Shares Issued on Vesting of Deferred Share Awards and Restricted Share Awards (since IPO)	2,565,250	0.8%	2,565,250	0.8%
Common Shares Remaining Available for Issuance Pursuant to Future Options	1,008,000	0.32%	1,467,000	0.5%
Common Shares Remaining Available for Issuance Pursuant to Future Share Awards	120,350	0.1%	120,350	0.1%

As of March 9, 2018, an additional 210,708 Options were outstanding as replacement Options for Options assumed in connection with the acquisition of Rio Alto and an additional 52,317 Options were outstanding as replacement Options for Options assumed in connection with the acquisition of Lake Shore Gold.

The annual burn rate under the Plan for the three most recently completed fiscal years is as follows:

TABLE 24 – ANNUAL BURN RATE
	2017	2016	2015
Securities Granted under the Share Plan	1,407,000	1,351,000	1,191,000
Weighted Average Exercise Price of Securities Outstanding During the Year	312,804,323	289,726,501	207,810,941
Burn Rate	0.45%	0.43%	0.52%

2018 Notice of Meeting and Management Information Circular	53

The material terms of the Share Plan are as follows:

•	The Share Plan will be administered by the Compensation Committee.

•

Options may be granted to Directors, officers and employees of the Company or of any of its subsidiaries and to individuals who we engage to provide us, or any subsidiary, ongoing consulting, technical, management or other services under a written contract for an initial, renewable or extended period of 12 months or more.

•	Awards may be granted to Directors, officers, employees and consultants.

•

The exercise price under Options will be the closing price of the Shares on the exchange on which the Shares are listed for trading on the day before the grant, unless the grant occurs during a blackout, in which case the exercise price will be the closing price on the day the blackout is lifted.

•

The terms of Options may not exceed five years and Options will be subject to vesting terms as determined by the Compensation Committee. However, the Share Plan provides that if the expiry date for an Option occurs during a blackout period, or within five business days thereafter, the expiry date for such Option will be extended to the tenth business day after the expiry date of the blackout period.

•

Awards can be either (i) Deferred Share Awards (that is, Shares, subject to an Award, that have not yet been but will be issued and delivered to the recipient upon the passage of time, continued employment by the Company or upon such other terms and conditions as the Compensation Committee may determine), or (ii) Restricted Share Awards (that is, Shares, subject to an Award, that are issued but which will only be delivered to the recipient upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee may determine).

•	The maximum number of Shares that may be issued under the Share Plan and all of the Company’s security based compensation arrangements to

o	all participants may not exceed 10% of the outstanding Common Shares at any time,

o	insiders, as a group, within any one-year period may not exceed 10% of the outstanding Shares at the time of the determination,

o	any one insider and his or her associates within a one-year period may not exceed 5% of the outstanding Shares at the time of the determination,

o	non-employee Directors, as a group, may not exceed 5% of the outstanding Shares at the time of the determination.

•	Options may not be exercised after an optionee’s term of service to the Company has been terminated, except as follows

o	in the case of death or retirement, up to one year from the date of death or retirement or the expiry date of the Option, whichever occurs first,

o	in the case of disability, Options will be exercisable as if the recipient were still providing services to the Company,

o	in the case of voluntary termination of services or termination without cause, up to 30 days from the date of termination or the expiry date of the Option, whichever occurs first,

o	in case of termination for cause, all rights to acquire Shares will terminate immediately unless otherwise determined by the Board, and

o

in the event of a change of control of the Company or a take-over bid being made for Shares, the Compensation Committee may in its discretion provide in the case of a particular optionee that the Options held by that optionee may be exercised in full or in part at any time before vesting of those Options.

•	Awards that have not yet vested will expire once participant’s term of service to the Company has been terminated, except as follows

o	in the case of death, retirement, disability, or in the event of a change of control of the Company, Awards will immediately vest upon the effective date such employment or office is terminated, and

o

other than in the case of death, retirement, disability or change of control of the Company, the Compensation Committee may, with the participant’s consent, accelerate vesting of the participant’s Awards so that such Awards become payable, subject to compliance with all applicable tax and securities laws.

•	Options and Awards are non-assignable.

54	Tahoe Resources Inc.

•

Options may not be re-priced without Shareholder and applicable regulatory approval. For this purpose, Shareholder approval is to be by a majority vote at an annual or special meeting of Shareholders; provided that insiders who hold Options that are subject to the proposed re-pricing may not vote on the proposal.

•	The Board may not, without Shareholder approval, amend the Share Plan or an Option or Award to

o	increase the number of Shares reserved for issuance under the Share Plan,

o	make any amendment that would reduce the exercise price of an Option (including a cancellation and reissue of an Option at a reduced exercise price),

o

extend the term of any Option beyond five years, except in the case where an Option will expire during a blackout period, in which case the term of the Option may be extended to a date which is the 10th business day after the expiry date of the blackout period,

o	permit assignments, or exercises other than by the optionee, except for an amendment that would permit the assignment of an Option for estate planning or estate settlement purposes,

o	amend the Share Plan to provide for other types of compensation through equity issuance, unless the change to the Share Plan or an Option results from a change in the corporate status of the Company,

o	amend or delete any of the terms of the Share Plan that limit insider participation,

o	amend or delete the amending provisions of the Share Plan, and

o	amend or delete the eligibility provisions of the Share Plan.

•	The Board may amend the Share Plan, an Option or an Award without Shareholder approval to

o	make any amendment to the terms and conditions of the Share Plan necessary to ensure the Share Plan complies with applicable regulatory requirements,

o	make adjustments to outstanding Options or Awards in the event of certain distributions, changes in capital structure or corporate transactions,

o	change the vesting or termination provisions of (i) an Option such that it does not extend the term of an Option beyond five years; (ii) an Award or (iii) the Share Plan,

o	amend provisions of the Share Plan pertaining to administration of the Share Plan and eligibility for participation under the Share Plan,

o	amend provisions of the Share Plan pertaining to the terms and conditions on which Options or Awards may be granted pursuant to the Share Plan, or

o	make any amendments to the Share Plan that are of a “housekeeping nature”.

Effective March 9, 2017, the Board approved certain non-material amendments to the Share Plan. The amendments, which did not require Shareholder approval, included, among other things, changing the exercise price provisions, changes to facilitate the use of electronic platforms for interacting with Share Plan participants, and changes to reflect the use of the Direct Registration System (DRS) for the issuance of Common Shares, requiring at least five years of service before a participant can avail themselves of the retirement provisions of the Share Plan.

The Company is proposing certain amendments to the Share Plan which are subject to Shareholder approval at the Meeting. The amendments include an increase in the number of Common Shares reserved for issuance pursuant to the Share Plan, to enable the Share Plan to be used as the source of Common Shares for issuance pursuant to the Company’s proposed Performance Share Award Plan (which is also subject to Shareholder approval at the Meeting), and certain other amendments. The additional amendments, which largely relate to bringing the Share Plan in line with guidelines issued by proxy advisory firms such as ISS and Glass Lewis, include implementing additional restrictions on the participation of non-employee Directors in equity compensation plans and ensuring double trigger vesting for employees in the case of a change of control. At the Meeting, Shareholders will be asked to approve certain amendments to the Plan. For a description of those proposed amendments, which include an increase to the number of Shares issuable under the Plan, see “Business of the Meeting – Approving the Amended and Restated Share Option and Incentive Share Plan”.

2018 Notice of Meeting and Management Information Circular	55

Equity Compensation Plan Information at December 31, 2017

TABLE 25 – EQUITY COMPENSATION PLAN INFORMATION
Share Option and Incentive Share Plan	Year	Number of securities to be issued upon exercise or vesting	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Options	2017	3,604,000	C$12.79	1,008,000
Awards	2017	417,000	Nil	120,350

GENERAL INFORMATION

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No Director or Officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, the appointment of the auditor, and officers of the Company, resolutions regarding the approval of the amended and restated share Option and incentive share plan (as such persons are eligible to participate in such plan), and as otherwise set out herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Director, nominee for election as a Director, Officer, employee or former Director, Officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) or nominee for election as a Director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the Directors or Executive Officers of the Company or a subsidiary.

APPROVAL OF INFORMATION CIRCULAR

The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

/s/ C. Kevin McArthur	/s/ Ronald W. Clayton
Executive Chair	President and Chief Executive Officer
March 9, 2018	March 9, 2018

56	Tahoe Resources Inc.

SCHEDULE A –
PROPOSED AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

TABLE OF CONTENTS

Article 1 Purpose and Interpretation	58
Purpose	58
Definitions	58

Article 2 Provisions Applicable to Options and Awards	62
Purpose of Granting Options and Awards	62
Maximum Shares Reserved	62
Incorporation of Terms of the Plan	62
Shares Not Acquired	62
Powers of the Board	62
Delegation of Powers	63
Amendment of the Plan	63
Approvals	63
Withholding Tax	64
No Rights as a Shareholder	64
No Rights to Options or Awards	64
No Right to Employment and the Provision of Services	64
Adjustment of Options and Awards	64

Article 3 Share Purchase Options	65
Eligibility	65
Subscription Price	65
Term of Options	65
Vesting of Option Rights	65
Variation of Vesting Periods for Options	66
Limitation on Right to Exercise	66
Right to Exercise Options	67
Employees Not Eligible for Code Stock Options	67
Option Commitment	67
Manner of Exercise	67
Delivery of Shares	67

Article 4 Awards	67
Eligibility	67
Agreements Evidencing Awards	68
Restricted Share Awards	68
Deferred Share Awards	68
Variation of Vesting Periods for Awards	68

Article 5 General	69
Transferability	69
No Representation or Warranty	69
Compliance with Rules and Laws	69
Recoupment Policy	69
Share Ownership Policy	70
Notices	70
Corporate Action	70
Paperless Administration	70
Governing Law	70
Adoption of Plan	70

Schedule A – 2018 Notice of Meeting and Management Information Circular	57

AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1	The purpose of the plan will be to advance the interests of the Corporation by encouraging equity participation in the Corporation through the acquisition of Common Shares of the Corporation.

Definitions

1.2	In the Plan:

Associate	means, if used to indicate a relationship with any person,

(i)	a partner, other than a limited partner, of that person,

(ii)	a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(iii)

an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(iv)	a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person, if used to indicate a relationship with any person;

Award	means an award of Deferred Shares or Restricted Shares;

Award Agreement	means a written document by which each Award is evidenced;

Blackout Period

means the period during which the relevant Participant is prohibited from trading in Common Shares pursuant to restrictions imposed by the Corporation in accordance with its securities trading policies governing trades by Directors, Officers and Employees in the Corporation’s securities;

Board and Board of Directors	means the board of directors of the Corporation;

Business Day	means a day upon which the TSX is open for the trading of securities;

Cause

means “Cause” as defined in the Participant’s employment agreement with the Corporation, or, if not otherwise covered in an employment agreement, for purposes of this Plan means a termination of a Participant’s continuous service on account of: dishonesty, fraud, misconduct, unauthorized use or disclosure of confidential information or trade secrets pursuant to any proprietary information agreement or otherwise, breach of an employment contract, covenant not to compete or similar agreement with the Corporation, conviction or confession of a crime punishable by law (except minor violations), or continued failure to perform his duties after written notice of such failure, in each such case as determined by the Committee in its sole discretion, and its determination shall be conclusive and binding. A Participant who agrees to resign from his or her affiliation with the Corporation in lieu of being terminated for Cause may be deemed, in the sole discretion of the Committee, to have been terminated for Cause for purposes of the Plan;

Certificate	means a share certificate (or other appropriate document or indicia of ownership) representing Common Shares of the Corporation;

Change of Control	means the occurrence of any one of the following events:

(i)	less than 50% of the Board being composed of Directors who were Continuing Directors;

(ii)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the

58	Tahoe Resources Inc.

right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Securities Act) to cast or direct the casting of 41% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(iii)

the shareholders of the Corporation approve all necessary resolutions required to permit any person to accomplish the result set forth in §(ii) above, even if the securities have not yet been issued to or transferred to that Person;

(iv)

the Corporation sells or otherwise transfers, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Corporation sells or otherwise transfers, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and its subsidiaries as at the end of the most recently completed financial year of the Corporation or (B) which during the most recently completed financial year of the Corporation generated, or during the then current financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and its subsidiaries, to any other Person or Persons (other than one or more Affiliates of the Corporation), in such case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be; or

(v)	the shareholders of the Corporation approve all necessary resolutions required to permit any person to accomplish the result set forth in §(iv) above;

Code	means the U.S. Internal Revenue Code of 1986, as amended;

Code Stock Option

means an Option to purchase Common Shares with the intention that such Option qualify as an “incentive stock option” as that term is defined in Section 422 of the Code. No Code Stock Option may be granted after the tenth anniversary of the date of adoption of the Plan;

Committee

means the Compensation Committee appointed by the Board of Directors to administer this Plan. All references in this Plan to the Committee means the Board of Directors if no such compensation committee has been appointed or if the Board as a whole chooses to address Committee matters;

Common Shares	means the common shares of the Corporation or, in the event of an adjustment contemplated in §2.18, such other shares to which a Participant may be entitled as a result of such adjustment;

Continuing Director	means:

(i) if in respect of the election of Directors, a Director who is nominated in the Management Proxy Circular as a Director; and

(ii) if after the election of Directors, a Director who was elected by the shareholders at the last occurring meeting of shareholders;

Corporation	means Tahoe Resources Inc., and for the purposes of administering the Plan and the Options issued thereunder includes its designated agents and nominees;

Deferred Shares

means Common Shares subject to Awards that will be issued to the Participant upon the passage of time, continued employment by the Corporation or upon such other terms and conditions as the Committee may determine in its discretion;

Director	means a person occupying the position of director on the Board;

Disability

for purposes of this Plan means solely because of disease or injury, the person is deemed by a qualified physician, selected by the Corporation, to be unable to work at his occupation with the Corporation and, with respect to a Director, means that, solely because of disease or injury, the Director is deemed by a qualified physician, selected by the Corporation, to be unable to carry out his responsibilities on the Board;

Schedule A – 2018 Notice of Meeting and Management Information Circular	59

Employee	means an individual who is an employee of the Corporation or of a subsidiary of the Corporation;

Expiry Date	means with respect to an Option, the day on which the Option lapses;

Insider	means:

(i) an insider as defined in the Securities Act, other than a person who fits within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii) an Associate of any person who is an insider by virtue of §(i);

Non-Qualified Stock Option

means an Option to purchase Common Shares granted to a person in the United States or to a U.S. Person with the intention that such Option not qualify as an “incentive stock option” as that term is defined in Section 422 of the Code;

Officer	under this Plan means:

(i)        a chair or vice chair of the Board of Directors, or a chief executive officer, chief operating officer, chief financial officer, president, vice president, secretary, assistant secretary, treasurer, assistant treasurer or general manager,

(ii) an individual who is designated as an officer under a bylaw or similar authority of the registrant or issuer, or

(iii) an individual who performs functions similar to those normally performed by an individual referred to in § (i) or § (ii);

Option	means the right to purchase Common Shares granted hereunder to a Service Provider;

Option Commitment	means the notice of grant of an Option provided by the Corporation hereunder to a Service Provider in the form determined by the Corporation from time to time;

Option Effective Date	for an Option means the date of grant thereof;

Option Rights	means the rights of a Participant to acquire Common Shares under an Option held by the Participant;

Optioned Shares	means Common Shares subject to an Option;

Outstanding Issue	means the number of Common Shares outstanding on a non-diluted basis;

Participant	means a person who receives and accepts Options or Awards;

Performance Share Awards	means performance share awards issued pursuant to the Corporation’s PSA Plan;

Person

means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organization, authority or any other entity whether acting in an individual, fiduciary or other capacity;

Plan	means this Amended and Restated Share Option and Incentive Share Plan;

PSA Plan	means the Corporation’s Performance Share Award Plan, as may be amended from time to time;

Regulatory Approval	means the approval of the TSX and any other securities regulatory agency that may have jurisdiction in the circumstances;

Reserved for Issuance	refers to Common Shares that may be issued pursuant to Options and Awards;

Retired

means with respect to an Officer or Employee, the retirement of the Officer or Employee from his duties with the Corporation after (i) reaching the age of sixty years and having at least five years of employment with the Corporation and/or its Subsidiaries, or (ii) completing twenty years of employment with the Corporation and/or its Subsidiaries, and, with respect to a Director, retirement occurs when a Director is not nominated for re-election as a Director or if nominated is not re-elected as a Director;

60	Tahoe Resources Inc.

Restricted Shares

means Common Shares subject to Awards that are issued but which will only be delivered to the Participant upon the passage of time, continued employment of the Participant by the Corporation or upon such other terms and conditions as the Committee may determine in its discretion;

Securities Act	means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

Service Provider	means:

(i)	an Employee, Officer, or Director of the Corporation or of any of its Subsidiaries; and

(ii)

an individual, other than an Employee, Director or Officer of the Corporation, that is engaged to provide ongoing consulting, technical, management or other services on a bona fide basis to the Corporation or to a Subsidiary under a written contract between the Corporation or the Subsidiary for an initial, renewable or extended period of twelve months or more and a company or partnership of which the individual consultant is an employee or a shareholder or partner;

Share Compensation Arrangement

means the Plan described herein, the PSA Plan and any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise;

Subscription Price	means the amount payable per Common Share on the exercise of an Option, as determined in accordance with §3.2, as such may be amended from time to time pursuant to §2.18;

Subsidiary	means subsidiary as determined under the Business Corporations Act (British Columbia);

Take-Over Bid	has the meaning assigned to that term in the Securities Act but excludes an exempt take-over bid as determined under the Securities Act;

Triggering Event

means a termination of an Employee’s or Officer’s employment for good reason as defined under Code Section 409A, which will be any one of the following events which occurs without the express agreement in writing of the Employee or Officer:

(a)	a material diminution in the authority, duties, or responsibilities of the Employee or Officer as in effect immediately prior to the Change of Control;

(b)	a material diminution in the Employee's or Officer’s base salary;

(c)

a material diminution in the authority, duties or responsibilities of the individual to whom the Employee or Officer is required to report, including a requirement that the Employee or Officer no longer report to such individual;

(d)	a material diminution in the budget over which the Employee or Officer retains authority;

(e)

a material change in the geographic location at which the Employee or Officer is regularly required immediately prior to the Change of Control to carry out the terms of his or her employment with the Corporation; or

(f)	any other action or inaction by the Corporation that constitutes a material breach of the terms of the Employee's or Officer’s employment with the Corporation;

TSX	means The Toronto Stock Exchange; and

Voting Securities

means Common Shares and any other shares entitled to vote for the election of Directors and will include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of Directors but are convertible into or exchangeable for shares which are entitled to vote for the election of Directors including any options or rights to purchase such shares or securities.

Schedule A – 2018 Notice of Meeting and Management Information Circular	61

ARTICLE 2
PROVISIONS APPLICABLE TO OPTIONS AND AWARDS

Purpose of Granting Options and Awards

2.1

The purpose of granting Options and Awards is to attract, retain and motivate Service Providers and to compensate them for their loyalty and contribution to the Corporation’s long-term growth and development, and to encourage them to acquire a proprietary interest in the success of the Corporation.

Maximum Shares Reserved

2.2

The maximum aggregate number of Common Shares that are Reserved for Issuance under Options is 9,340,698 Common Shares and the maximum number of Common Shares that are Reserved for Issuance under Awards and Performance Share Awards is 11,488,002 Common Shares.

2.3	The maximum aggregate number of Common Shares that, under all Share Compensation Arrangements:

(a)	may be Reserved for Issuance to Insiders at any time, may not exceed 10% of the Outstanding Issue;

(b)	may be issued to Insiders within a one year period, may not exceed 10% of the Outstanding Issue at that time;

(c)	may be issued to any one Insider and his or her Associates within a one year period, may not exceed 5% of the Outstanding Issue;

(d)	may be issued or Reserved for Issuance to non-Employee Directors may not exceed 1% of the Outstanding Issue at that time; and

(e)	may be issued or Reserved for Issuance to any one non-Employee Director in a calendar year must not exceed an award value of C$150,000 per such non-Employee Director.

The limit in §(e) above does not apply where the Corporation is making an initial grant to a new non-Employee Director upon that person joining the Board.

2.4	For the purposes of §2.3:

(a)

Common Shares issuable to an Insider pursuant to a stock option or other entitlement that was granted before the person became an Insider will be excluded in determining the number of Common Shares issuable to Insiders; and

(b)

Common Shares issuable to a Director pursuant to a stock option or other entitlement that was granted before the person became a Director, or while the Director was also an Officer, will be excluded in determining the number of Common Shares issuable to Directors.

Incorporation of Terms of the Plan

2.5

Subject to specific variations approved by the Board, all terms and conditions set out herein relating to Options will be incorporated into and form part of an Option and all terms and conditions set out herein relating to Awards will be incorporated into and form part of an Award.

Shares Not Acquired

2.6

Any Common Shares not acquired under an Option or Award which has expired or been cancelled or terminated may be made the subject of a further Option or Award, as the case may be, pursuant to the provisions of this Plan.

Powers of the Board

2.7

The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

	(a)	allot Common Shares for issuance in connection with Options and Awards granted under the Plan;

	(b)	grant Options and Awards hereunder; and

(c)

subject to §2.9, §2.10 and §2.11, Regulatory Approval or any shareholder approval required under applicable laws, rules and regulations, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no amendment or

62	Tahoe Resources Inc.

suspension of the Plan will, without the written consent of the affected Participants, alter or impair any Option or Award granted under the Plan.

Delegation of Powers

2.8

Save and except as otherwise provided herein, the Board’s powers and duties hereunder are delegated to the Committee, which will exercise the powers and discharge the duties of the Board in respect of the Plan to the same extent as the Board is hereby authorized so to do.

Amendment of the Plan

2.9

Subject to any specific limitations contained in the Plan, and notwithstanding the provisions of §2.8, the Board reserves the right, in its absolute discretion, to amend, modify or terminate the Plan at any time.

2.10

Notwithstanding §2.9, the Board may not, without approval of the holders of a majority of the issued and outstanding Common Shares present and voting in person or by proxy at a meeting of holders of such securities, amend the Plan or an Option or Award to:

	(a)	increase the number of Common Shares Reserved for Issuance under the Plan;

	(b)	make any amendment that would reduce the Subscription Price of an outstanding Option (including a cancellation and reissue of an Option at a reduced Subscription Price);

	(c)	amend or delete §3.3 to allow for the term of any Option to be longer than the period described therein;

(d)

permit assignments, or exercises other than by the Participant, of Options beyond that contemplated by §3.6, except for an amendment that would permit the assignment of an Option for estate planning or estate settlement purposes;

	(e)	amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from the application of §2.18;

	(f)	amend or delete §2.3;

	(g)	amend or delete §2.9, §2.10 and §2.11; and

	(h)	amend or delete §4.1.

2.11	The Board may make the following amendments to the Plan, an Option or an Award without obtaining shareholder approval:

(a)

amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including without limitation the rules of the TSX or any national securities exchange or system on which the Common Shares are then listed or reported, or by any regulatory body having jurisdiction with respect thereto;

	(b)	making adjustments to outstanding Options in the event of certain corporate transactions as contemplated by §2.18;

	(c)	to change to the vesting or termination provisions of (i) an Option which does not entail an extension of the term of an Option beyond the period described in §3.3, (ii) an Award, or (iii) the Plan;

	(d)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

	(e)	amendments to the provisions of the Plan respecting the terms and conditions on which Options or Awards may be granted pursuant to the Plan; and

	(f)	amendments to the Plan that are of a “housekeeping nature”.

Approvals

2.12

This Plan will be subject to shareholder approval and acceptance if necessary by the TSX in compliance with all conditions imposed by the TSX. Any Options or Awards granted prior to such acceptance will be conditional upon such acceptance being given and any conditions complied with and no Options or Awards may be exercised unless such acceptance is given and such conditions are complied with.

Schedule A – 2018 Notice of Meeting and Management Information Circular	63

2.13

In addition, in connection with Code Stock Options granted under the Plan, the Board will obtain shareholder approval of a Plan amendment to the extent required by Section 422 of the Code, and any change or adjustment to an outstanding Code Stock Option will not, without the consent of the Participant, be made in such a manner so as to constitute a “modification” that would cause such Code Stock Option to fail to qualify as an Code Stock Option.

Withholding Tax

2.14

If the Corporation determines that under the requirements of applicable taxation laws it is obliged to withhold for remittance to a taxing authority any amount as a condition of the issuance of any Common Shares pursuant to any Option or Award, the Corporation may, prior to and as a condition of issuing the Common Shares, require the Participant to pay to the Corporation such amount as the Corporation is obliged to remit to such taxing authority in respect of the issuance of the Common Shares. Any such payment will be due no later than the date as of which any amount with respect to the issuance of the Common Shares must be remitted by the Corporation to such taxing authority. Payment may be in cash or, with the prior approval of and upon conditions established by the Committee, by withholding or tendering of Common Shares, valued at the closing trading price of the Common Shares on the TSX for the previous day prior to the date in question.

No Rights as a Shareholder

2.15

No Participant will have any of the rights of a shareholder of the Corporation with respect to Common Shares subject to Options or Awards until the issuance of such shares. Except as otherwise provided herein, no adjustments will be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such shares are issued.

No Rights to Options or Awards

2.16

No Service Provider will have any claim to be granted any Option or Award under the Plan, and there is no obligation for uniformity of treatment of Service Providers or beneficiaries of Options and Awards under the Plan. The terms and conditions of Options and Awards need not be the same with respect to any Participant or with respect to different Participants.

No Right to Employment and the Provision of Services

2.17

Nothing contained in the Plan will confer upon a Participant any right with respect to employment or provision of services with the Corporation or a Subsidiary, or interfere in any way with the right of the Corporation or a Subsidiary to terminate the Participant’s employment or service at any time. Participation in the Plan by a Participant will be at the discretion of the Committee.

Adjustment of Options and Awards

2.18	The number of Common Shares subject to an Option, Award or Performance Share Award will be subject to adjustment in the events and in the manner following:

(a)

in the event that the Board determines that any dividend or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, combination, issuance of warrants or other rights to purchase Common Shares or other securities of the Corporation or other similar corporate transaction or event, to, or which affects, all holders of common shares pro rata, affects the Common Shares such that an adjustment is determined by the Board to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Board may, in such manner as it may deem equitable, adjust any or all of:

(i)	the number and type of Common Shares (or other securities or other property) that thereafter may be made the subject of Options, Awards or Performance Share Awards,

(ii)

the number and type of Common Shares (or other securities or other property) that may be acquired upon the exercise of outstanding Options or which will be subject to outstanding Awards or Performance Share Awards, and

(iii)	the Subscription Price with respect to outstanding Options;

(b)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

64	Tahoe Resources Inc.

(c)

the Corporation will not be required to issue fractional shares in satisfaction of its obligations hereunder and accordingly any fractional interest in a Common Share or other security that would, except for the provisions of this §2.18, be deliverable upon the exercise of an Option or vesting of an Award or Performance Share Award will be cancelled and not be deliverable by the Corporation; and

(d)

if any questions arise at any time with respect to the Subscription Price or number of Common Shares or other securities deliverable upon exercise of an Option or pursuant to the vesting of an Award or Performance Share Award in any of the events set out in this §2.18, such questions will be conclusively determined by the Corporation’s Auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia that the Corporation may designate and who will have access to all appropriate records, and such determination will be binding upon the Corporation and all Participants.

ARTICLE 3
SHARE PURCHASE OPTIONS

Eligibility

3.1	Options may be granted to Service Providers other than non-Employee Directors.

Subscription Price

3.2	The Subscription Price per Optioned Share will be the following:

	(a)	the closing price for the Common Shares on the TSX on the last trading day before the date of grant of the Option; or

(b)

if the Common Shares are not listed on the TSX, then as calculated in §(a) above by reference to the price on any other stock exchange on which the Common Shares are listed (if more than one, then using the exchange on which a majority of Common Shares are traded).

If the Common Shares are not listed on a stock exchange, the Subscription Price will be that determined by the directors using good faith discretion by applying any reasonable valuation method, which may be an independent third party valuation; provided, that any such determination for an Option or Award subject to Code Section 409A shall be made in compliance with the regulations under Code Section 409A.

Factors to be considered in establishing fair market value of an Option or Award subject to Code Section 409A shall include as applicable: the value of tangible and intangible assets of the Corporation; the present value of anticipated future cash flows of the Corporation; the market value of stock or equity interests in similar corporations and other entities engaged in trades or businesses substantially similar to those engaged in by the Corporation; the value of which can be readily determined through nondiscretionary; objective means (such as through trading prices on an established securities market or an amount paid in an arm’s length private transaction); recent arm’s length transactions involving the sale or transfer of Corporation stock or equity interests; and other relevant factors such as control premiums or discounts for lack of marketability and whether the valuation method is used for other purposes that have a material economic effect on the service recipient, its stockholders, or its creditors.

The use of a valuation method shall take into consideration all available information material to the value of the Corporation at the time of the grant of the Option or Award and the fair market value shall be established not longer than 12 months prior to the date of the grant of the Option or Award.

Term of Options

3.3

Except as described in this §3.3, the term of an Option will be such period after the Option Effective Date of the Option, not exceeding 7 years, as the Committee determines at the time of granting of the Option. However, if the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Participant, or within five Business Days after the expiry of a Blackout Period applicable to the relevant Participant, the Expiry Date for that Option will be the date that is the 10th Business Day after the expiry date of the Blackout Period notwithstanding that such date may have the effect of extending the period of the Option beyond the 7 years described above.

Vesting of Option Rights

3.4	Options granted at a particular time may be exercised only:

Schedule A – 2018 Notice of Meeting and Management Information Circular	65

(a)	after the Option Commitment is received by the Participant from the Corporation’s Corporate Secretary; and

(b)	in accordance with the vesting rights related to the Option as prescribed by the Corporation in the Option Commitment.

Variation of Vesting Periods for Options

3.5	The Committee may exercise its discretion in regards to varying applicable vesting periods of Options as follows:

(a)

if within 12 months of a Change of Control of the Corporation a Participant who is an Employee or Officer is terminated for any reason other than just cause or a Triggering Event occurs and the Employee or Officer elects to terminate his or her employment agreement, the Committee may in its discretion accelerate the vesting of the Participant’s Options such that the Options held by that Participant may be exercised by the Participant in full or in part at any time before the applicable vesting period for those Options, except such discretion must be exercised to accelerate vesting where a Participant’s employment agreement requires the acceleration of vesting in such circumstances; and

(b)

in connection with a Change of Control for Participants who are neither Employees nor Officers or a Take-Over Bid and in cases other than a Change of Control, the Committee may in its discretion accelerate vesting of a Participant’s Options such that the Options held by that Participant may be exercised by the Participant in full or in part at any time before the applicable vesting period for those Options.

Limitation on Right to Exercise

3.6

No Option may be exercised after the Participant, if a Director, has ceased to be a Director or if an Employee or other Service Provider, has left the employ or service of the Corporation, except as follows:

(a)

in the case of death of a Participant, all unvested rights of the Participant under the Option will be deemed to have become fully vested immediately before the time of such Participant's death, and the personal representatives of the Participant will be entitled to exercise the Option at any time by the earlier of (i) the Expiry Date of the Option, and (ii) the first anniversary of the date on which the Participant died;

(b)

in the case of a Participant who becomes Retired, all unvested Option Rights will be deemed to have become fully vested immediately before the time that the Participant Retired, and the Options held by the Participant will be exercisable by the earlier of (i) the Expiry Date of the Option, or (ii) if a Non-qualified Stock Option, the first anniversary of the date on which the Participant Retired, or, if a Code Stock Option, as provided in the Termination Section of the Option Commitment for Code Stock Options;

(c)

in the case of a Participant becoming unable to work due to illness, injury or disability whether or not such Participant is entitled to or in receipt of disability benefits, all Option Rights will vest, and the Options held by the Participant will be exercisable on the same terms as if the Participant had continued to be a Service Provider; provided that, if such Option is a Code Stock Option, the Option will be exercisable as provided in the Termination Section of the Option Commitment for Code Stock Options;

(d)

in the case of a Participant resigning his office, or terminating his employment or service, or being dismissed without Cause, the Option Rights that have accrued to such Participant up to the time of resignation or termination will be exercisable by the earlier of (i) the Expiry Date of the Option and (ii) the 30th day after the date of resignation or termination, except where (1) the Committee has exercised its discretion pursuant to §3.5(a) in connection with a Change of Control or (2) in the case of a Participant being dismissed without Cause and where such Participant’s employment agreement requires the acceleration of vesting in such circumstances, in which case those Options for which the applicable vesting period has been accelerated pursuant to (1) or (2) will be exercisable by the applicable Participant no later than the earlier of (i) the Expiry Date of the Option, and (ii) the date which is 12 months from the date of such termination; and

(e)

in the case of a Participant being dismissed from office, employment or service for Cause, the Option and all Option Rights that had accrued to the Participant to the date of termination will terminate immediately unless otherwise determined by the Board.

66	Tahoe Resources Inc.

Notwithstanding the provisions of §(d), the Committee may, with the Participant’s consent, extend the time period during which an Option may be exercised to no longer than the first to occur of the Expiry Date for the Option and the end of an agreed upon severance period (but not later than the period permitted under Code Section 409A) and may permit an Option to be exercised in respect of any Option Rights that vest during any agreed upon severance period.

Right to Exercise Options

3.7

Subject to §3.6(a) or as permitted by applicable regulatory authorities in connection with a transfer to a registered retirement savings plan or registered retirement income fund established by or for the Participant or under which the Participant is the beneficiary, an Option may be exercisable only by the Participant to whom it is granted.

Employees Not Eligible for Code Stock Options

3.8

Individuals who are not Employees of the Corporation or of one of its subsidiaries and who are not subject to taxation in the United States, may not be granted Code Stock Options. For purposes of this §3.8 “subsidiary” will have the meaning attributed to that term for purposes of Section 424(f) of the Code.

Option Commitment

3.9

Upon grant of an Option, the Corporation will provide to the Service Provider an Option Commitment detailing the terms of the Service Provider’s Option, and upon the acceptance and acknowledgement of such terms by the Service Provider (in the manner prescribed by the Corporation, including through a third party administrator’s electronic portal), the Service Provider will be a Participant under this Plan and will have the right to purchase the Optioned Shares at the Subscription Price set out in the Option Commitment.

Manner of Exercise

3.10

A Participant who wishes to exercise his or her Option may do so by following the exercise procedures (as may be amended from time to time) as prescribed by the Corporation in the Option Commitment and which are in effect at the time of exercise, which may include submitting to the Corporation:

	(a)	a notice of exercise provided in a manner consistent with §5.8;

	(b)	cash, a cheque or some other form of guaranteed payment for the aggregate Subscription Price for the Optioned Shares being acquired; and

(c)

should the Common Shares be listed on the TSX or another recognized exchange at the time an Option is exercised, then payment may also be made through a special sale and remittance procedure pursuant to which the Participant shall concurrently provide irrevocable written instructions or instructions through electronic means acceptable to the Corporation (1) to a brokerage firm or another third party administrator acceptable to or designated by the Corporation to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable withholding taxes, and (2) to the Corporation to deliver the purchased shares directly to such brokerage firm in order to complete the sale.

Delivery of Shares

3.11

Not later than five Business Days after receipt of the notice of exercise and payment for the Optioned Shares being acquired, the Corporation will direct its transfer agent to deliver the appropriate number of Optioned Shares to the Participant.

ARTICLE 4
AWARDS

Eligibility

4.1	Recipients of Awards will be limited to Service Providers who are designated from time to time by the Committee in the Committee’s sole discretion. Participation will be voluntary.

Schedule A – 2018 Notice of Meeting and Management Information Circular	67

Agreements Evidencing Awards

4.2

Each Award granted under the Plan will be evidenced by a document in such form and will contain such terms and conditions as the Committee in its sole discretion deems appropriate. The terms of the Award Agreements may change from time to time, and the terms of separate Award Agreements need not be identical, but each Award Agreement will include the following:

	(a)	an Award may be awarded in consideration for past or future service actually rendered to the Corporation or a Subsidiary;

	(b)	subject to other limitations herein, Common Shares awarded under an Award Agreement will vest in accordance with a vesting schedule set forth in the Award Agreement; and

(c)

the Committee may grant Awards in tandem with or, subject to pre-clearance with the TSX and, if necessary, subject to written consent of the Participant, in substitution for any other Award or Awards granted under this Plan or any award granted under any other plan of the Corporation. By accepting an Award pursuant to the Plan, a Participant thereby agrees that the Award will be subject to all of the terms and conditions of the Plan and the applicable Award Agreement.

Restricted Share Awards

4.3	Restricted Share Awards will be governed by the following:

	(a)	the Committee may grant Restricted Shares to Directors and Officers in such amounts and subject to such terms and conditions as the Committee may determine in its sole discretion; and

(b)

promptly after a Participant accepts a Restricted Share Award, the Corporation will issue in the Participant’s name the Common Shares covered by the Award. Upon the issuance of such Common Shares, the Participant will have the rights of a shareholder with respect to the Restricted Shares, subject to any restrictions and conditions as the Committee in its discretion may include in the applicable Award Agreement. Unless the Committee otherwise determines, any Common Shares issued evidencing Restricted Shares will remain in the possession of the Corporation or its designated agent until such shares are free of any restrictions specified in the applicable Award Agreement, and the Participant will execute a transfer power in favour of the Corporation to allow for the transfer or cancellation of such shares in the event the Participant fails to satisfy the restrictions. The Participant shall determine whether or not to make an election under Code Section 83, and, if made, shall provide a copy of such timely election to the Corporation.

4.4

Restricted Shares may not be, other than by will or by the laws of descent and distribution, sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of (including through the use of any cash-settled instrument) except as specifically provided in the applicable Award Agreement. The Committee at the time of grant will specify the date or dates on which the non-transferability of the Restricted Shares will lapse.

Deferred Share Awards

4.5	Deferred Share Awards will be governed by the following:

	(a)	the Committee may grant Deferred Shares to Participants in such amounts and subject to such terms and conditions as the Committee determines in its sole discretion; and

(b)

promptly after a Participant accepts a Deferred Share Award, the Corporation will reserve for issue to the Participant the number of Common Shares covered by the Award. The Common Shares reserved for issue to the Participant will be issued and delivered to the Participant in accordance with the restrictions and conditions specified by Code Section 409A and by the Committee in the applicable Award Agreement.

Variation of Vesting Periods for Awards

4.6

Unless otherwise provided in the Award Agreement, if (i) a Participant’s employment and/or office with the Corporation and any of its Subsidiaries is terminated due to the Participant becoming Retired or Disabled or due to death, or (ii) a Participant is dismissed without Cause and such Participant’s employment agreement requires the acceleration of vesting in such circumstances, there will be immediate vesting of all of the Participant’s rights to receive Common Shares under his Award upon the effective date such employment or office is terminated.

4.7	Subject to §4.8,

68	Tahoe Resources Inc.

(a)	for any termination of employment or office other than for those reasons specified in §4.6, only the Awards that have vested before the termination date will be payable, and

(b)	any Awards that have not vested before the termination date will expire on the termination date.

4.8	Notwithstanding the provisions of §4.7,

(a)

if within 12 months of a Change of Control of the Corporation a Participant who is an Employee or Officer is terminated for any reason other than just cause or a Trigger Event occurs and the Employee or Officer elects to terminate his or her employment agreement, the Committee may in its discretion accelerate vesting of the Participant’s Awards such that the Awards will become immediately vested as of the date of termination so that such Awards become payable as of the date of termination, except such discretion must be exercised to accelerate vesting where a Participant’s employment agreement requires the acceleration of vesting in such circumstances, and subject to compliance with all applicable tax and securities laws; and

(b)

for any termination of employment or office other than for those reasons specified in §4.6 and §4.8(a), the Committee may, with the Participant’s consent, accelerate vesting of the Participant’s Awards so that such Awards become payable, subject to compliance with all applicable tax and securities laws.

ARTICLE 5
GENERAL

Transferability

5.1	The benefits and Option Rights or Awards accruing to a Participant under the Plan will not be transferable by the Participant other than in the manner provided for in the Plan.

No Representation or Warranty

5.2	The Corporation makes no representation or warranty as to the future market value of Common Shares.

Compliance with Internal Revenue Code Section 409A

5.3

To the extent required to avoid penalties under Internal Revenue Code Section 409A, the Plan Administrator intends any Option or Award issued under the Plan to be exempt from or otherwise to comply in all respects with Code Section 409A and related regulations and intends to interpret and administer any Option or Award issued under the Plan in accordance with Code Section 409A. Notwithstanding any provision to the contrary, all taxes associated with participation in the Plan, including any liability imposed under Code Section 409A, shall be borne by the Participant.

Compliance with Rules and Laws

5.4	The Corporation’s obligation to issue and deliver Common Shares under any Option or Award is subject to:

(a)

the satisfaction of all requirements under applicable securities law in respect thereof and obtaining all regulatory approvals as the Corporation will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

	(b)	the admission of such Common Shares to listing on any stock exchange in Canada or the United States on which Common Shares may then be listed; and

(c)

the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

5.5

In this connection, the Corporation will take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on a stock exchange in Canada or the United States on which the Common Shares are then listed.

Recoupment Policy

5.6	All Options and Awards will be subject to the Corporation’s incentive compensation recoupment policy.

Schedule A – 2018 Notice of Meeting and Management Information Circular	69

Share Ownership Policy

5.7

The Corporation has a share ownership policy in place which applies to specific executive officers of the Corporation (including the Chief Executive Officer) and states that, while the executive officer is not in compliance with his/her ownership requirement under the share ownership policy, the executive officer must retain an amount equal to 50% of his/her net Common Shares (“Net Shares”) received as a result of the exercise of Options or the vesting of any Awards or Performance Share Awards granted to the executive officer by the Corporation. “Net Shares” are those Common Shares which remain after Common Shares are sold to pay any applicable exercise price for Options and to satisfy any tax obligations arising in connection with the exercise of Options or the vesting of Awards and Performance Share Awards, as the case may be.

Notices

5.8	All notices are to be given:

(a)

by the Participant to the Corporation in a manner prescribed by the Corporation (as may be amended from time to time), including through a third party administrator’s electronic portal, and any notice given by the Participant will not be effective until actually received by the Corporation in the above noted manner; and

(b)

any notice to be given to the Participant will be sufficiently given if delivered (i) through a third party administrator’s electronic portal as established by the Corporation at the time such notice is given, (ii) personally, or (iii) by postage prepaid mail to the last address of the Participant on the records of the Corporation, and such notice will be effective upon transmission or delivery or if mailed five days after mailing.

Corporate Action

5.9

Nothing contained in this Plan or any Option or Award granted will be construed so as to prevent the Corporation or any Subsidiary of the Corporation from taking corporate action which is deemed by the Board to be appropriate or in the best interest of the Corporation, whether or not such action would have an adverse effect on this Plan or on any Award or Option granted.

Paperless Administration

5.10

In the event that the Corporation establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Options or Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Options or Awards by a Participant may be permitted through the use of such an automated system.

Governing Law

5.11

This Plan is established under the laws of British Columbia and the rights of all parties and the construction and effect of each provision of this Plan will be according to the laws of British Columbia, the federal laws of Canada applicable in British Columbia, and, to the extent applicable, the United States Internal Revenue Code.

Adoption of Plan

5.12

This Plan was adopted on the 20th day of April, 2010, and amended effective (i) March 7, 2013 upon the receipt of shareholder approval on May 9, 2013, (ii) March 9, 2017, and (iii) February 23, 2018 upon the receipt of shareholder approval on May 3, 2018.

TAHOE RESOURCES INC.

Per:
Ronald W. Clayton, President and CEO

70	Tahoe Resources Inc.

SCHEDULE B –
PROPOSED PERFORMANCE SHARE AWARD PLAN

PERFORMANCE SHARE AWARD PLAN

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION	72
1.1 Definitions	72
1.2 Headings	75
1.3 Context, Construction	75
1.4 References to this Performance Share Award Plan	75
1.5 Canadian Funds	75

ARTICLE 2 PURPOSE AND ADMINISTRATION OF THE PERFORMANCE SHARE AWARD PLAN	75
2.1 Purpose of the Performance Share Award Plan	75
2.2 Administration of the Performance Share Award Plan	75
2.3 Delegation to Committee	75
2.4 Record Keeping	75
2.5 Determination of Participants and Participation	75
2.6 Common Shares Issuable Under the Plan	76
2.7 Settlement of Performance Share Awards	76

ARTICLE 3 PERFORMANCE SHARE AWARD PLAN	76
3.1 Performance Share Award Plan	76
3.2 Participants	76
3.3 Performance Share Award Grant Letter	76
3.4 Entitlement Date	77
3.5 Payment of Dividends	77
3.6 Death, Total Disability, Retirement or Termination Prior to Entitlement Date	77
3.7 Change of Control	77
3.8 Term of the Performance Share Award Plan	78

ARTICLE 4 WITHHOLDING TAXES	78
4.1 Withholding Taxes	78

ARTICLE 5 GENERAL	78
5.1 Amendment of Performance Share Award Plan	78
5.2 Non-Assignable	79
5.3 Rights as a Shareholder	79
5.4 No Contract of Employment	79
5.5 Adjustment in Number of Common Shares Subject to the Performance Share Award Plan	79
5.6 Take-over Bid	79
5.7 Recoupment Policy	80
5.8 Presence of Share Ownership Policy	80
5.9 Financial Assistance Prohibited	80
5.10 No Representation or Warranty	80
5.11 Compliance with Section 409A and Adjustments	80
5.12 United States Income Tax Matters – Short-Term Deferrals	80
5.13 Compliance with Applicable Law	80
5.14 Interpretation	80

Schedule B – 2018 Notice of Meeting and Management Information Circular	71

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1        Definitions

For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized will have the following meanings:

A.

“Achieved Performance Ratio” means, for any Performance Share Award, the percentage, ranging from 0% to 200% (or within such other range as the Committee may determine from time to time), quantifying the performance achievement realized as of an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the Performance Share Award grant letter evidencing such Performance Share Award;

B.	“Board” means the Board of Directors of the Corporation;

C.	“Change of Control” means the occurrence of any one of the following events:

(i)	less than 50% of the Board being composed of Directors who were Continuing Directors;

(ii)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Securities Act) to cast or direct the casting of 41% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect Directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect Directors);

(iii)

the shareholders of the Corporation approve all necessary resolutions required to permit any person to accomplish the result set forth in §(ii) above, even if the securities have not yet been issued to or transferred to that person;

(iv)

the Corporation sells or otherwise transfers, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Corporation sells or otherwise transfers, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and its subsidiaries as at the end of the most recently completed financial year of the Corporation or (B) which during the most recently completed financial year of the Corporation generated, or during the then current financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and its subsidiaries, to any other person or persons (other than one or more Affiliates of the Corporation), in such case the Change of Control will be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be; or

(v)	the shareholders of the Corporation approve all necessary resolutions required to permit any person to accomplish the result set forth in §(iv) above;

D.	“Code” means the United States Internal Revenue Code of 1986, as amended;

E.

“Committee” means the Directors or if the Directors so determine in accordance with section 2.3 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the Board;

72	Tahoe Resources Inc.

F.	“Common Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article 5 of this Plan;

G.	“Continuing Director” means

(i)	if in respect of the election of Directors, a Director who is nominated in the Management Proxy Circular as a Director, and

(ii)	if after the election of Directors, a Director who was elected by the shareholders at the last occurring meeting of shareholders;

H.	“Corporation” means Tahoe Resources Inc., a corporation incorporated under the Business Corporations Act (British Columbia) and includes any successor corporation thereof;

I.	“Designated Affiliate” means the affiliates (as such term is defined in the Securities Act) of the Corporation designated by the Committee for purposes of the Plan from time to time;

J.	“Directors” means the board of directors of the Corporation from time to time;

K.

“Eligible Contractor” means “Consultant” as that term is defined in the Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

L.	“Eligible Employees” means employees, including officers, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

M.	“Entitlement Date” means the date as determined by the Committee in its sole discretion in accordance with the Plan;

N.

“Grant Date” means the date that a Performance Share Award is granted to a Participant under this Plan, as evidenced by the register or registers maintained by the Corporation for Performance Share Awards;

O.	“Insider” means an “Insider” as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation;

P.

“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the 30 trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Common Shares are not then listed and posted for trading on the TSX, the Market Price will be determined with reference to the price on any other Stock Exchange. In the event that the Common Shares are not then listed and posted for trading on any Stock Exchange, the Market Price will be the fair market value of such Common Shares as determined by the Board in its sole discretion;

Q.	“Participant” for the Plan means each Eligible Employee and Eligible Contractor to whom Performance Share Awards are granted;

R.

“Performance Share Award” means a unit credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive as of the Participant’s Entitlement Date such number of Common Shares from treasury as determined in accordance with section 2.7 and Article 3, and if applicable, multiplied by, the Achieved Performance Ratio;

S.	“Plan” means the Corporation’s Performance Share Award Plan, as same may be amended from time to time;

T.

“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

U.

“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Corporation, as may be required by the TSX or any other Stock Exchange on which the Common Shares are listed, as a plan allowing for the issuance of Common Shares from treasury to satisfy Performance Share Awards on an applicable Entitlement Date;

Schedule B – 2018 Notice of Meeting and Management Information Circular	73

V.	“Section 409A” means Section 409A of the Code and any applicable regulatory guidance issued thereunder;

W.	“Securities Act” means the Securities Act (British Columbia) or its successor, as amended from time to time;

X.	“Share Plan” means the Corporation’s Share Option and Incentive Share Plan, as amended;

Y.	“Stock Exchange” means the TSX, the NYSE or any other stock exchange on which the Common Shares are listed for trading at the relevant time;

Z.	“Subsidiary” has the meaning set out in the Business Corporations Act (British Columbia);

AA.

“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; and (ii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; for greater certainty, in each case, other than for death or disability of a Participant;

BB.

“Triggering Event” means a termination of an Eligible Employee’s employment for good reason as defined under Section 409A, which will be any one of the following events which occurs without the express agreement in writing of the Eligible Employee:

(a)	a material diminution in the authority, duties, or responsibilities of the Eligible Employee as in effect immediately prior to the Change of Control;

(b)	a material diminution in the Eligible Employee’s base salary;

(c)

a material diminution in the authority, duties or responsibilities of the individual to whom the Eligible Employee is required to report, including a requirement that the Eligible Employee no longer report to such individual;

(d)	a material diminution in the budget over which the Eligible Employee retains authority;

(e)

a material change in the geographic location at which the Eligible Employee is regularly required immediately prior to the Change of Control to carry out the terms of his or her employment with the Corporation; or

(f)	any other action or inaction by the Corporation that constitutes a material breach of the terms of the Eligible Employee’s employment with the Corporation;

CC.	“TSX” means the Toronto Stock Exchange;

DD.	“TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them;

EE.	“US Participants” means Participants who are liable to taxation under the provisions of the Code in respect of amounts payable under this Plan;

FF.

“Voting Securities” means Common Shares and any other shares entitled to vote for the election of Directors and will include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of Directors but are convertible into or exchangeable for shares which are entitled to vote for the election of Directors including any options or rights to purchase such shares or securities

74	Tahoe Resources Inc.

1.2        Headings

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and will not affect the construction or interpretation of the Plan.

1.3        Context, Construction

Whenever the singular or masculine are used in the Plan, the same will be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4        References to this Performance Share Award Plan

The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5        Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PERFORMANCE SHARE AWARD PLAN

2.1        Purpose of the Performance Share Award Plan

This Plan provides for the granting of Performance Share Awards as a discretionary award for services rendered, and the settlement of such Performance Share Awards through the issuance of Common Shares from treasury, for the purpose of advancing the interests of the Corporation, its Designated Affiliates and its shareholders through the motivation, attraction and retention of employees, officers and Eligible Contractors and the alignment of their interest with the interest of the Corporation’s shareholders.

2.2        Administration of the Performance Share Award Plan

The Plan will be administered by the Committee and the Committee will have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith will be final and conclusive and will be binding on the Participants and the Corporation. No member of the Committee will be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee will, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan will be for the account of the Corporation.

2.3        Delegation to Committee

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors, including any compensation committee of the Board.

2.4        Record Keeping

The Corporation will maintain a register in which will be recorded

(a)	the name and address of each Participant in the Plan, and

(b)	the number of Performance Share Awards granted to each Participant under the Plan.

2.5        Determination of Participants and Participation

The Committee will from time to time determine the Participants who may participate in the Plan. The Committee will from time to time determine the Participants to whom Performance Share Awards will be granted and the provisions, performance conditions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration all factors which the Committee, without limitation and in its sole discretion, deems appropriate and relevant.

Schedule B – 2018 Notice of Meeting and Management Information Circular	75

2.6        Common Shares Issuable Under the Plan

The Common Shares issuable from treasury under the Plan, subject to adjustment pursuant to section 5.5, will be taken from the Common Shares reserved and available for issuance under the Share Plan.

The number of Common Shares reserved for issuance under the Plan will be reduced by that number of Performance Share Awards which are issued in accordance with the provisions of the Plan. Any Common Shares subject to a Performance Share Award which have been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan will again be available for issuance.

The maximum aggregate number of Common Shares:

(a)

which may be reserved for issuance to any one Participant under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements will not exceed 5% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis);

(b)

which may be issuable to Insiders under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements will not exceed 10% of the Common Shares issued and outstanding on the grant date (on a non-diluted basis); and

(c)

which may be issued to Insiders under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements within a twelve-month period will not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

2.7        Settlement of Performance Share Awards

The Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Corporation (or any of its affiliates), or as it deems necessary or desirable to enable it to meet related remittance obligations, for the settlement of Performance Share Awards by the issuance of Common Shares to the Participant in an amount equal to the number of Performance Share Awards being settled, multiplied by the Achieved Performance Ratio.

ARTICLE 3
PERFORMANCE SHARE AWARD PLAN

3.1        Performance Share Award Plan

The Plan is hereby established for the Participants.

3.2       Participants

Subject to section 2.6 the Committee will have the right, in its sole and absolute discretion, to grant Performance Share Awards to any Participant, subject to the Plan and with such provisions, performance conditions and restrictions as the Committee may determine. The number of Performance Share Awards awarded will be credited to the Participant’s account, effective as of the Grant Date. Each Performance Share Award vests on its Entitlement Date, as determined by the Committee.

3.3        Performance Share Award Grant Letter

Each Performance Share Award granted under the Plan will be evidenced by a grant letter to the Participant from the Corporation. Such Performance Share Award grant letter will be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Performance Share Award grant letter. The provisions of the various Performance Share Award grant letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Performance Share Award grant letter or any other communications, the Plan will prevail.

76	Tahoe Resources Inc.

3.4        Entitlement Date

Upon the grant of Performance Share Awards to a Participant, the Committee will determine the Entitlement Date applicable to such Performance Share Awards. For the avoidance of doubt, except as otherwise set forth in Article 3, a Participant will have no right or entitlement whatsoever to receive Common Shares until the Entitlement Date, with the Common Shares being issued as soon as reasonably practicable after the Entitlement Date or, if applicable, any Early Measurement Date. On the terms of this Plan including this Article 3, a Performance Share Award granted to a Participant will entitle the Participant, subject to the satisfaction of the conditions, performance conditions or measures, restrictions or limitations imposed under this Plan or the applicable Performance Share Award grant letter, to be entitled to receive as of the Participant’s Entitlement Date a payment in Common Shares as contemplated in section 2.7 and as set forth in the applicable Performance Share Award grant letter as provided for in section 3.3.

3.5        Payment of Dividends

The Committee may elect, in its sole and absolute discretion, to credit each Participant with additional Performance Share Awards as a bonus in the event any dividend is paid on Common Shares. In such case, the number of additional Performance Share Awards will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Performance Share Awards in the Participant’s account had been Common Shares divided by the Market Price of a Common Share on the date on which dividends were paid by the Corporation.

The additional Performance Share Awards will vest on the Participant’s Entitlement Date for the particular Performance Share Award (and will be subject to the same terms) to which the additional Performance Share Awards relate.

3.6        Death, Total Disability, Retirement or Termination Prior to Entitlement Date

In the event of the (i) death, (ii) total disability, (iii) Retirement, or (iv) Termination of a Participant prior to the Entitlement Date, any Performance Share Awards held by the Participant will immediately terminate, be forfeited and be of no further force or effect, provided that the Committee has the absolute discretion to waive all or part of such termination and forfeiture; however,

(a)

where the Committee exercises its discretion pursuant to this section 3.6 to accelerate the vesting of any Performance Share Awards to a date earlier than the Entitlement Date for such Performance Share Awards (the “Early Measurement Date”), such Performance Share Awards outstanding and held by the applicable Participant will vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such Performance Share Awards and (ii) the Applicable Pro-Ration Factor (as defined in section 3.7), and

(b)

the Committee may not exercise its discretion in such a manner which would prevent compliance with the deadline set forth in section 1.409A-1(b)(4)(i) of the United States Treasury Regulations with respect to short-term deferrals of compensation.

3.7        Change of Control

In the event of a Change of Control and if, at the time of the Change of Control:

(a)

the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any Trigger Event occurs (the “Event of Termination”), then on the date of such Event of Termination (the “Early Measurement Date”), the Performance Share Awards outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such Performance Share Award and (ii) the Applicable Pro-Ration Factor. “Applicable Pro-Ration Factor” will mean the quotient obtained by dividing the number of days that have elapsed since the applicable Grant Date for a Performance Share Award through and including the Early Measurement Date by the total number of days between the Grant Date and the Entitlement Date; or

Schedule B – 2018 Notice of Meeting and Management Information Circular	77

(b)	the Participant is not an Eligible Employee of the Corporation, then all Performance Share Awards outstanding and held by the Participant will immediately vest.

In the event the Participant’s Performance Share Awards immediately vest in the circumstances contemplated in this section 3.7, the Achieved Performance Ratio will be calculated up to the Early Measurement Date assuming a minimum 100% performance achievement during such measurement period.

3.8        Term of the Performance Share Award Plan

The Plan will be subject to the Required Shareholder approval and any required Stock Exchange approvals. The Plan will become effective on the later of the dates on which the Required Shareholder Approval and any required Stock Exchange approvals are obtained. The Plan will remain in effect until it is terminated by the Board.

ARTICLE 4
WITHHOLDING TAXES

4.1        Withholding Taxes

The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts.

Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE 5
GENERAL

5.1        Amendment of Performance Share Award Plan

The Board may from time to time in the absolute discretion of the Board amend, modify and change the provisions of the Plan (including any grant letters) without shareholder approval, including, without limitation, amendments of a housekeeping nature, provided that any amendments, modifications or changes to the provisions of the Plan (including any grant letters) which would

(a)	materially increase the benefits under the Plan,

(b)	other than as set out in section 3.6 and section 3.7, change the Entitlement Date of any Performance Share Awards,

(c)	modify section 5.2,

(d)	increase the number of Common Shares which may be issued pursuant to the Plan, other than by virtue of section 5.5 and section 5.6 of the Plan,

(e)	materially modify the requirements as to eligibility for participation in the Plan, or

(f)	make any amendment to this section 5.1 so as to increase the ability of the Board to amend the Plan without shareholder approval,

will only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other Stock Exchange or regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan will be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation. Notwithstanding the foregoing, the Board will not amend the Plan to permit Performance Share Awards to be settled in cash.

78	Tahoe Resources Inc.

The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Performance Share Award granted under the Plan.

Notwithstanding the foregoing, the Corporation will obtain requisite Stock Exchange and shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

5.2        Non-Assignable

Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Performance Share Award and no other right or interest of a Participant is assignable or transferable.

5.3        Rights as a Shareholder

No holder of any Performance Share Awards will have any rights as a shareholder of the Corporation prior to the Entitlement Date. Subject to section 3.5, no holder of any Performance Share Awards will be entitled to receive, and no adjustment will be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the Entitlement Date. The Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund its obligations under this Plan.

5.4        No Contract of Employment

Nothing contained in the Plan will confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant will be voluntary.

5.5        Adjustment in Number of Common Shares Subject to the Performance Share Award Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment will be made by the Committee in:

(a)	the number of Common Shares available under the Plan; and

(b)	the number of Common Shares subject to any Performance Share Awards.

If the foregoing adjustment will result in a fractional Common Share, the fraction will be disregarded. All such adjustments will be conclusive, final and binding for all purposes of the Plan.

5.6        Take-over Bid

In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Performance Share Awards requiring them to surrender their Performance Share Awards within ten days of the mailing of such notice, and the holders of Performance Share Awards will be deemed to have surrendered such Performance Share Awards on the tenth day after the mailing of such notice without further formality, provided that:

(a)

the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement performance share awards to the holders of Performance Share Awards on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement performance share awards have substantially the same economic value as the Performance Share Awards being surrendered; and

(c)

the surrender of Performance Share Awards and the granting of replacement performance share awards can be effected on a tax-deferred basis under the Income Tax Act (Canada) and would not cause U.S. Participants to incur adverse tax consequences under Section 409A.

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5.7        Recoupment Policy

All Performance Share Awards will be subject to the Corporation’s incentive compensation recoupment policy.

5.8        Presence of Share Ownership Policy

The Corporation has a share ownership policy in place which applies to specific executive officers of the Corporation (including the Chief Executive Officer) and states that, while the executive officer is not in compliance with his/her ownership requirement under the share ownership policy, the executive officer must retain an amount equal to 50% of his/her net Common Shares (“Net Shares”) received as a result of the exercise of share options or the vesting of share awards, including any Performance Share Awards, granted to the executive officer by the Corporation. “Net Shares” are those Common Shares which remain after Common Shares are sold to pay any applicable exercise price for share options and to satisfy any tax obligations arising in connection with the exercise of share options or the vesting of share awards (including Performance Share Awards), as the case may be.

5.9        Financial Assistance Prohibited

The Corporation is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under this Plan for the purpose of settlement of equity awards under this Plan.

5.10      No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

5.11      Compliance with Section 409A and Adjustments

Notwithstanding any provision of the Plan to the contrary, it is intended that with respect to any US Participant, such US Participant's participation in the Plan will be exempt from Section 409A and in a manner which does not subject the US Participant's interests in the Plan to accelerated or additional tax under Section 409A (and all provisions of the Plan will be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A). If any grant to a US Participant or vesting, dividend or distribution hereunder could cause the application of accelerated or additional tax under Section 409A, such grant, vesting, dividend or distribution will be deferred if and to the extent deferral will make such grant, vesting, dividend or distribution compliant with Section 409A; otherwise such grant, vesting, dividend or distribution will be restructured, to the extent possible, in a manner determined by the Board that does not cause such an accelerated or additional tax. Each US Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Participant in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any of its affiliates will have any obligation to indemnify or otherwise hold such US Participant (or any beneficiary) harmless from any or all of such taxes or penalties. Notwithstanding the Plan or any provision of the Performance Share Award grant letter to the contrary, in connection with any adjustment to the Performance Share Awards, the number of Common Shares deliverable on the vesting of Performance Share Awards held by a US Participant will be adjusted in a manner intended to keep the Performance Share Awards exempt from Section 409A.

5.12      United States Income Tax Matters – Short-Term Deferrals

For the avoidance of doubt, all payments under this Plan to individuals subject to United States income tax will be made no later than the deadline set forth in section 1.409A -1(b)(4)(i) of the United States Treasury Regulations with respect to short-term deferrals of compensation.

5.13      Compliance with Applicable Law

If any provision of the Plan or any Performance Share Award contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision will be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.14      Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

80	Tahoe Resources Inc.

SCHEDULE C –
PROPOSED AMENDED ARTICLES OF THE COMPANY

Number: BC0865983

BUSINESS CORPORATIONS ACT

ARTICLES

of

TAHOE RESOURCES INC.

Schedule C – 2018 Notice of Meeting and Management Information Circular	81

Number: BC0865983

BUSINESS CORPORATIONS ACT

ARTICLES

of

TAHOE RESOURCES INC.
(the “Company”)

PART 1

INTERPRETATION

Definitions

1.1	In these Articles, unless the context otherwise requires:

	(a)	“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

	(b)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(c)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

	(d)	“legal personal representative” means the personal or other legal representative of the shareholder;

	(e)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

	(f)	“seal” means the seal of the Company, if any;

	(g)	“share” means a share in the share structure of the Company; and

	(h)	“special majority” means the majority of votes described in §11.2 which is required to pass a special resolution.

Act and Interpretation Act Definitions Applicable

1.2

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail. If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

82	Tahoe Resources Inc.

PART 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1	The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2	Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Delivery

2.4

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate or written notice of the issue or transfer of an uncertificated share may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen. The Company will send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5

If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

	(a)	cancel the share certificate or acknowledgment; and

	(b)	issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, if the requirements of the Act are satisfied and the directors receive:

	(a)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

	(b)	any indemnity the directors consider adequate.

Splitting Share Certificates

2.7

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8

There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

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Recognition of Trusts

2.9

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

Directors Authorized

3.1

Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3	The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

3.4	Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

	(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under §3.1.

Share Purchase Warrants and Rights

3.5

Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

84	Tahoe Resources Inc.

PART 4

SHARE REGISTERS

Central Securities Register

4.1

As required by and subject to the Act, the Company must maintain in British Columbia a central securities register and may appoint an agent to maintain such register. The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

PART 5

SHARE TRANSFERS

Registering Transfers

5.1	A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)

except as exempted by the Act, a duly signed proper instrument of transfer in respect of the share (which may be a separate document or endorsed on the share certificate for the shares transferred) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

	(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

	(c)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form that may be approved by the directors from time to time or by the transfer agent or registrar for those shares.

Transferor Remains Shareholder

5.3

Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4

If a shareholder, or the shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer or if the shares are uncertificated shares, then all of the shares registered in the name of the shareholder on the central securities register:

	(a)	in the name of the person named as transferee in that instrument of transfer; or

	(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

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Enquiry as to Title Not Required

5.5

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6	There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the Company shall receive the documentation required by the Act.

Rights of Legal Personal Representative

6.2

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company. This §6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the name of the shareholder and the name of another person in joint tenancy.

PART 7

PURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES

Company Authorized to Purchase, Redeem or Otherwise Acquire Shares

7.1

Subject to §7.2, the special rights or restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Purchase When Insolvent

7.2	The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

	(a)	the Company is insolvent; or

	(b)	making the payment or providing the consideration would render the Company insolvent.

Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

7.3	If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

	(a)	is not entitled to vote the share at a meeting of its shareholders;

	(b)	must not pay a dividend in respect of the share; and

	(c)	must not make any other distribution in respect of the share.

86	Tahoe Resources Inc.

Company Entitled to Purchase, Redeem or Otherwise Acquire Share Fractions

7.4

The Company may, without prior notice to the holders, purchase, redeem or otherwise acquire for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the Company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly. Any holder of a share fraction, who upon receipt of the funds and confirmation of purchase or redemption of same, disputes the fair value paid for the fraction, shall have the right to apply to the court to request that it set the price and terms of payment and make consequential orders and give directions the court considers appropriate, as if the Company were the “acquiring person” as contemplated by Division 6, Compulsory Acquisitions, Section 300 under the Act and the holder were an “offeree” subject to the provisions contained in such Division, mutatis mutandis.

PART 8

BORROWING POWERS

8.1	The Company, if authorized by the directors, may:

	(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

	(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2

The powers conferred under this Part 8 shall be deemed to include the powers conferred on a company by Division VII of the Special Corporations Powers Act being chapter P-16 of the Revised Statutes of Quebec, 1988, and every statutory provision that may be substituted therefor or for any provision therein.

PART 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1	Subject to §9.2 and the Act, the Company may by ordinary resolution:

	(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

	(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

	(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

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(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution, and, if applicable, alter its Notice of Articles and Articles accordingly.

Special Rights or Restrictions

9.2

Subject to the Act and in particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

	(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3	The Company may

	(a)	if the Company is a public company, by directors’ resolution, authorize an alteration to its Notice of Articles, in order to change its name;

	(b)	if the Company is not a public company, by special resolution, authorize an alteration to its Notice of Articles, in order to change its name, and

	(c)	by ordinary or directors’ resolution, authorize an alteration to its Notice of Articles, in order to adopt or change any translation of that name.

Other Alterations

9.4	If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

10.2

If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Calling of Meetings of Shareholders

10.3	The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

88	Tahoe Resources Inc.

(a)	if the Company is a public company, 21 days;

(b)	otherwise, 10 days.

Record Date for Notice

10.5

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

	(a)	if the Company is a public company, 21 days;

	(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8	If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

	(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9	In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors.

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PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1	At a meeting of shareholders, the following business is special business:

	(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

	(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Majority

11.2	The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Quorum

11.3

Subject to the special rights or restrictions attached to the shares of any class or series of shares, and to §11.4, the quorum for the transaction of business at a meeting of shareholders is at least two persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

One Shareholder May Constitute Quorum

11.4	If there is only one shareholder entitled to vote at a meeting of shareholders:

	(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

	(b)	that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.5

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.6

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

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Lack of Quorum

11.7	If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

	(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

	(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of Quorum at Succeeding Meeting

11.8

If, at the meeting to which the meeting referred to in §11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy one or more shareholders, entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.9	The following individual is entitled to preside as chair at a meeting of shareholders:

	(a)	the chair of the board, if any; or

	(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.10

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the solicitor of the Company to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present or the solicitor of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.11

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.12

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.13

Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.14

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.15

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

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Casting Vote

11.16

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.17	Subject to §11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

	(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

	(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.18	A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.19

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and the determination of the chair made in good faith is final and conclusive.

Casting of Votes

11.20	On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.21	No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.22

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.23

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

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PART 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1	Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

	(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3	If there are joint shareholders registered in respect of any share:

	(a)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5	If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must be received:

(i)

at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

	(ii)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b)	if a representative is appointed under this §12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

	(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

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Proxy Provisions Do Not Apply to All Companies

12.6

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than two) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8	A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9	A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10	A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)

unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by email, if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

	(b)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

94	Tahoe Resources Inc.

Form of Proxy

12.12	A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the undersigned): _____________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

Revocation of Proxy

12.13	Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

(a)

at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

	(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14	An instrument referred to in §12.13 must be signed as follows:

(a)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or the shareholder’s legal personal representative or trustee in bankruptcy;

	(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

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PART 13

DIRECTORS

First Directors; Number of Directors

13.1

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

	(a)	subject to §(b) and §(c), the number of directors that is equal to the number of the Company’s first directors;

	(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)	the number of directors in office pursuant to §14.4;

(c)	if the Company is not a public company, the most recently set of:

	(i)	the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2	If the number of directors is set under §13.1(b)(i) or §13.1(c)(i):

	(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors, subject to §14.8, may appoint directors to fill those vacancies.

Directors’ Acts Valid Despite Vacancy

13.3	An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4

A director is not required to hold a share in the share structure of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6	The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

96	Tahoe Resources Inc.

Gratuity, Pension or Allowance on Retirement of Director

13.8

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1	At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

	(b)	all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2	No election, appointment or designation of an individual as a director is valid unless:

	(a)	that individual consents to be a director in the manner provided for in the Act;

	(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

	(c)	with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3	If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

	(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	when his or her successor is elected or appointed; and

(d)	when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire when new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5	Any casual vacancy occurring in the board of directors may be filled by the directors.

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Remaining Directors Power to Act

14.6

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8

Notwithstanding §13.1 and §13.2, between annual general meetings or by unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this §14.8 must not at any time exceed:

	(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

	(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or re-appointment.

Ceasing to be a Director

14.9	A director ceases to be a director when:

	(a)	the term of office of the director expires;

	(b)	the director dies;

	(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

	(d)	the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15

RESERVED

98	Tahoe Resources Inc.

PART 16

POWERS AND DUTIES OF DIRECTORS

Powers of Management

16.1

The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company. Notwithstanding the generality of the foregoing, the directors may set the remuneration of the auditor of the Company.

Appointment of Attorney of Company

16.2

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 17

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

17.1

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

17.2

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

17.3

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

17.4

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

17.5

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

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No Disqualification

17.6

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

17.7

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

17.8

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 18

PROCEEDINGS OF DIRECTORS

Meetings of Directors

18.1

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

18.2	Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Chair of Meetings

18.3	The following individual is entitled to preside as chair at a meeting of directors:

	(a)	the chair of the board, if any;

	(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

	(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Meetings by Telephone or Other Communications Medium

18.4	A director may participate in a meeting of the directors or of any committee of the directors:

	(a)	in person; or

	(b)	by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A director who participates in a meeting in a manner contemplated by this §18.4 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

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Calling of Meetings

18.5	A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

18.6

Other than for meetings held at regular intervals as determined by the directors pursuant to §18.1, 48 hours’ notice or such lesser notice as the Chairman in his discretion determines, acting reasonably, is appropriate in any unusual circumstance for a meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §24.1 or orally or by telephone.

When Notice Not Required

18.7	It is not necessary to give notice of a meeting of the directors to a director if:

	(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

	(b)	the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

18.8	The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

18.9

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of notice of the meeting unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

18.10

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

18.11	Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

18.12	A resolution of the directors or of any committee of the directors may be passed without a meeting:

	(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this §18.12 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

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PART 19

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

19.1

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

	(a)	the power to fill vacancies in the board of directors;

	(b)	the power to remove a director;

	(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

	(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Appointment and Powers of Other Committees

19.2	The directors may, by resolution:

	(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

	(b)	delegate to a committee appointed under §(a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Obligations of Committees

19.3	Any committee appointed under §19.1 or §19.2, in the exercise of the powers delegated to it, must:

	(a)	conform to any rules that may from time to time be imposed on it by the directors; and

	(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

19.4	The directors may, at any time, with respect to a committee appointed under §19.1 or §19.2:

	(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

	(b)	terminate the appointment of, or change the membership of, the committee; and

	(c)	fill vacancies in the committee.

Committee Meetings

19.5	Subject to §19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §19.1 or §19.2:

	(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

	(c)	a majority of the members of the committee constitutes a quorum of the committee; and

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(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 20

OFFICERS

Directors May Appoint Officers

20.1	The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

20.2	The directors may, for each officer:

	(a)	determine the functions and duties of the officer;

	(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

	(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

20.3

No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

20.4

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 21

INDEMNIFICATION

Definitions

21.1	In this Part 21:

(a)	“eligible party”, in relation to a company, means an individual who:

	(i)	is or was a director or officer of the Company;

	(ii)	is or was a director or officer of another corporation

(A)	at a time when the corporation is or was an affiliate of the Company, or

(B)	at the request of the Company; or

(iii)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and Sections 163(1)(c) and (d) and 165 of the Act, the heirs and personal or other legal representatives of that individual;

(b)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

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(c)

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation

	(i)	is or may be joined as a party; or

	(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d)

“expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

(e)	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Mandatory Indemnification of Eligible Parties

21.2

Subject to the Act, the Company must indemnify each eligible party and his or her heirs and legal personal representatives of each eligible party against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this §21.2.

Indemnification of Other Persons

21.3

Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

21.4	The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

21.5

Subject to the Act, the failure of an eligible party of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 21.

Company May Purchase Insurance

21.6

The Company may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

PART 22

DIVIDENDS

Payment of Dividends Subject to Special Rights

22.1	The provisions of this Part 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

22.2	Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

22.3	The directors need not give notice to any shareholder of any declaration under §22.2.

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Record Date

22.4

The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

22.5

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Settlement of Difficulties

22.6	If any difficulty arises in regard to a distribution under §22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

	(a)	set the value for distribution of specific assets;

(b)

determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

	(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

22.7	Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

22.8	All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

22.9	If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

22.10	No dividend bears interest against the Company.

Fractional Dividends

22.11

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

22.12

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

22.13

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

Schedule C – 2018 Notice of Meeting and Management Information Circular	105

PART 23

ACCOUNTING RECORDS AND AUDITOR

Recording of Financial Affairs

23.1	The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

23.2

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Remuneration of Auditor

23.3	The directors may set the remuneration of the auditor of the Company.

PART 24

NOTICES

Method of Giving Notice

24.1	Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by:

(a)	mail addressed to the person at the applicable address for that person as follows:

	(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

	(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

	(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

	(iii)	in any other case, the delivery address of the intended recipient;

(c)        sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)        sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)        making the record available for public electronic access in accordance with the procedures referred to as “notice-and-access” under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with any similar electronic delivery or access method permitted by applicable securities legislation from time to time; or

(f)        physical delivery to the intended recipient.

Deemed Receipt of Mailing

24.2	A notice, statement, report or other record that is:

(a)        mailed to a person by ordinary mail to the applicable address for that person referred to in §24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

106	Tahoe Resources Inc.

(b)        faxed to a person to the fax number provided by that person under §24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;
(c)        emailed to a person to the e-mail address provided by that person under §24.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed; and
(d)        made available for public electronic access in accordance with the “notice-and-access” or other delivery procedures referred to in §24.1(e), is deemed to be received by the person on the date that such record was made available for public electronic access.

Certificate of Sending

24.3

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §24.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

24.4

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Notice to Legal Personal Representatives and Trustees

24.5	A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

	(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)        if an address referred to in §(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

24.6

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 25

SEAL

Who May Attest Seal

25.1	Except as provided in §25.2 and §25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

	(a)	any two directors;

	(b)	any officer, together with any director;

	(c)	if the Company only has one director, that director; or

	(d)	any one or more directors or officers or persons as may be determined by the directors.

Sealing Copies

25.2

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite §25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

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Mechanical Reproduction of Seal

25.3

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under §25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 26

PROHIBITIONS

Definitions

26.1	In this Part 26:

(a)	“designated security” means:

	(i)	a voting security of the Company;

(ii)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

	(iii)	a security of the Company convertible, directly or indirectly, into a security described in §(a) or §(b);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia); and

(c)	“voting security” means a security of the Company that:

	(i)	is not a debt security; and

	(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Application

26.2

§26.3 does not apply to the Company if and for so long as it is a public company, a private company which is no longer eligible to use the private issuer exemption under the Securities Act (British Columbia) or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or a company to which the Statutory Reporting Company Provisions apply.

Consent Required for Transfer of Shares or Designated Securities

26.3

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Dated May 3, 2018.

108	Tahoe Resources Inc.